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Tranzyme, Inc. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS CONTENTS

As filed with the Securities and Exchange Commission on December 23, 2010.

Registration No. 333-170749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANZYME, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	63-1192270 (I.R.S. Employer Identification Number)

4819 Emperor Boulevard, Suite 400
Durham, NC 27703
(919) 313-4760
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Vipin K. Garg, Ph.D.
President and Chief Executive Officer
Tranzyme, Inc.
4819 Emperor Boulevard, Suite 400
Durham, NC 27703
Telephone: (919) 313-4760
Facsimile: (919) 313-4700

Copies to:
Mitchell S. Bloom Joseph C. Theis Goodwin Procter LLP Exchange Place Boston, MA 02109 Telephone: (617) 570-1000 Facsimile: (617) 523-1231	Richard I. Eisenstadt VP, Finance and Chief Financial Officer Tranzyme, Inc. 4819 Emperor Boulevard, Suite 400 Durham, NC 27703 Telephone: (919) 313-4760 Facsimile: (919) 313-4700	Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 Telephone: (617) 951-7000 Facsimile: (617) 951-7050

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2010

PRELIMINARY PROSPECTUS

            Shares

Tranzyme, Inc.

Common Stock
$      per share

        This is the initial public offering of our common stock. We are selling                  shares of our common stock. We currently expect the initial public offering price to be between $        and $        per share of common stock.

        We have granted the underwriters an option to purchase up to                  additional shares of common stock to cover over-allotments.

        We have applied to have the common stock listed on the Nasdaq Global Market under the symbol "TZYM."

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Tranzyme (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2011 through the book-entry facilities of The Depository Trust Company.

Citi

BMO Capital Markets	Canaccord Genuity	Stifel Nicolaus Weisel

                        , 2011.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Tranzyme, Inc.

        We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel, first-in-class small molecule therapeutics for the treatment of acute (hospital-based) and chronic gastrointestinal, or GI, motility disorders. GI motility disorders are conditions which disrupt the normal movement of food throughout the GI tract. Our two most advanced product candidates, ulimorelin, which is entering Phase 3, and TZP-102, which is entering Phase 2b, are being evaluated for the treatment of predominately upper GI motility disorders. We believe approximately 20 percent of adults worldwide are affected by conditions these product candidates are designed to treat. While upper GI motility disorders are a highly prevalent group of persistent and recurring conditions, there are currently a limited number of treatment options for patients suffering from these conditions.

        Ulimorelin and TZP-102 target the ghrelin receptor, a novel mechanism of action, with a highly potent and direct role in the stimulation of GI motility. Current and formerly available drugs targeted GI function primarily through either the serotonin or dopamine receptors and have had significant safety issues, resulting in product recalls. We believe our product candidates have the potential to offer a safe and effective treatment for GI motility disorders, an area of significant unmet medical need.

Ulimorelin (Intravenous Ghrelin Agonist)

        Ulimorelin is an intravenous ghrelin agonist entering Phase 3 clinical development for the management of postoperative ileus, or POI. POI refers to lack of GI motility after surgery before normal bowel function resumes. POI is associated most commonly with major abdominal surgery, such as bowel resection, where some degree of POI occurs universally in these patients. There are an estimated 360,000 bowel resection surgeries performed annually in the United States. Ulimorelin is intended to be administered to these patients shortly after surgery to accelerate the return of normal GI function. In addition, we plan to expand our ulimorelin development program to evaluate the ability of ulimorelin to enhance recovery of GI function in patients suffering from other acute GI motility disorders, such as gastric stasis. Ulimorelin is administered intravenously, the ideal method of delivery in patients hospitalized with these conditions.

        To date, we have conducted six clinical trials of ulimorelin involving 577 subjects, 365 of whom received ulimorelin. The results of these trials support our belief that ulimorelin will be a safe and effective treatment for improving multiple symptoms associated with acute GI motility disorders. In our Phase 2 POI trial, GI recovery following partial bowel resection surgery was accelerated by approximately 24 hours in patients receiving ulimorelin, as compared to those receiving placebo. In addition, we observed a favorable safety profile for ulimorelin. We expect to commence two multinational Phase 3 trials for the management of POI in the first half of 2011. Each trial will enroll 300 patients and will be conducted at approximately 50 sites in North America and Europe. Based on discussions with the U.S. Food and Drug Administration, or FDA, at our End of Phase 2 meeting, and the advice we received from the European Medicines Agency, or EMA, the primary endpoint for our Phase 3 program will be acceleration of GI recovery in patients undergoing partial bowel resection. In addition, we plan to expand our ulimorelin development program to the treatment of gastric stasis in critical care patients.

TZP-102 (Oral Ghrelin Agonist)

        TZP-102 is an orally-administered ghrelin agonist that we are developing for diabetic gastroparesis, an upper GI motility disorder. Gastroparesis is a debilitating, chronic condition characterized by slow or delayed gastric emptying and gastric retention that can be caused by any disease that induces neuromuscular dysfunction of the GI tract, notably diabetes. Up to 4% of the population in the United States experiences symptomatic manifestations of gastroparesis. There are currently no safe and effective therapies on the market for treating this disorder. As a result, the FDA granted TZP-102 fast track status for the treatment of gastroparesis in diabetic patients. The fast track program is an expedited regulatory review process and is available only for a new drug intended to treat a serious condition that also demonstrates the potential to address unmet medical needs for that condition. Approximately 19.9 million patients with diabetes suffer from gastroparesis worldwide.

        We evaluated the efficacy and safety of TZP-102 in a 28-day, proof of concept Phase 2 trial of 92 patients with diabetic gastroparesis. TZP-102 was observed to be effective in improving the most prevalent and clinically relevant symptoms associated with gastroparesis in this patient population, including reduction in nausea, early satiety, bloating and upper abdominal pain. In addition we observed a favorable safety profile for TZP-102. We expect to commence a 12-week, Phase 2b trial for the treatment of diabetic gastroparesis in the third quarter of 2011 and to evaluate TZP-102 for the treatment of other upper GI disorders such as functional dyspepsia and refractory gastroesophageal reflux disease, or refractory GERD.

Our Technology and Other Product Candidates

        All of our product candidates have been discovered by our scientists using our proprietary chemistry technology platform, which enables us to construct synthetic libraries of drug-like, macrocyclic compounds in a predictable and efficient manner. In addition to our two clinical stage candidates, we are also developing a motilin antagonist, TZP-201, for the treatment of various forms of moderate-to-severe diarrhea, and a ghrelin antagonist, TZP-301, for the treatment of obesity and other metabolic diseases. We are planning to ultimately move both compounds into clinical development.

Our Strategic Partnerships

        In June 2010, we entered into a license agreement with Norgine B.V., or Norgine, a leading, GI-focused European specialty pharmaceutical company, that provides Norgine with exclusive rights to develop and commercialize ulimorelin in Europe, Australia, New Zealand, Middle East, North Africa and South Africa. We retain rights to ulimorelin in all other territories, including North America, South America and all of Asia. The license permits Norgine to develop and commercialize ulimorelin only in injectable formulations. Norgine will share the cost of our planned Phase 3 clinical trials and the cost of procuring clinical manufacturing supply for the trials. In addition, we would receive milestone payments and royalties from the sale of ulimorelin in Norgine's territories.

        In December 2009, we entered into a strategic collaboration with Bristol-Myers Squibb Company, or BMS, to discover, develop and commercialize additional novel compounds discovered using our proprietary chemistry technology platform, other than our product candidates and internal programs, against a limited number of targets of interest to BMS. Under the terms of the agreement, BMS is funding our early lead discovery efforts on these targets and is also primarily responsible for optimizing the identified lead compounds. BMS will be solely responsible for preclinical and clinical development of all the products arising from this collaboration and for their commercialization globally. We would be entitled to development and regulatory milestone and royalty payments.

Business Strategy

        Our objective is to develop and bring to market products to treat acute and chronic GI motility disorders that are not satisfactorily or safely treated with current therapies and that represent significant market opportunities. Our business strategy is to:

  •
  continue development and pursue regulatory approval for our product candidates;

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  pursue additional indications for ulimorelin and TZP-102;

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  explore partnerships to accelerate and maximize the potential of our product candidates while preserving significant commercialization rights;

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  explore building in-house capabilities that will allow us to effectively commercialize ulimorelin in the United States; and

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  leverage our proprietary chemistry technology platform to discover, develop and commercialize a pipeline of first-in-class products in collaboration with discovery partners.

        We believe the quality as well as the breadth of our product candidate pipeline, technology platform, strategic collaborations and scientific team will enable us to become one of the leading companies focused on treating GI motility disorders.

Risk Associated with our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. As an early stage pharmaceutical company, we face many risks inherent in our business and our industry, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary, including the following:

  •
  We currently have no commercial products and we have not submitted any new drug applications, or NDAs, with the FDA, nor have we received regulatory approval for any of our product candidates in any jurisdiction. In addition, we have not generated commercial revenue from any of our product candidates.

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  The regulatory approval process is expensive, time-consuming and uncertain, and our product candidates may not be approved for sale by regulatory authorities.

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  Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties and may never achieve profitability.

  •
  Any termination or suspension of, or delays in the commencement or completion of, clinical testing of our product candidates could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospect.

  •
  It may be difficult and costly to protect our patents and other intellectual property rights, and we cannot ensure the protection of these rights from third parties.

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  We have a history of losses and anticipate that we will continue to incur additional losses for the foreseeable future.

  •
  We are dependent on our strategic partners for the development and commercialization of our product candidates and the failure of any of these partners to perform its obligations or the termination of our agreements with these partners could delay the development and commercialization of our product candidates.

        You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors," prior to making an investment in our common stock.

 Company Information

        In 1998, we formed Tranzyme, Inc., a Delaware corporation, the entity through which we conduct our operations in the United States. In December 2003, we entered into a business combination with Neokimia Inc., a Quebec, Canada based chemistry company, and changed its name to Tranzyme Pharma Inc., or Tranzyme Pharma. Following completion of this offering, Tranzyme Pharma will be our wholly-owned subsidiary. We are headquartered in Durham, North Carolina, with offices also in Canada. Our principal executive offices are located at 4819 Emperor Boulevard, Suite 400, Durham, North Carolina 27703, and our telephone number is (919) 313-4760.

        "Tranzyme," "Tranzyme Pharma" and MATCH™ are trademarks or servicemarks of Tranzyme, Inc. Other trademarks or servicemarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their allotment option in full.
Over-allotment option	We have granted the underwriters an option for a period of up to 30 days to purchase up to additional shares of common stock at the initial public offering price.
Use of Proceeds
We intend to use the net proceeds from this offering of approximately $ million, assuming an initial public offering price of $ per share, which is the mid-point of the range set forth on the cover of this prospectus, to fund the continued clinical development of ulimorelin, including our planned initiation of two Phase 3 clinical trials, to fund the continued clinical development of TZP-102, including our planned 12-week Phase 2b clinical trial and for other general corporate purposes.
Risk Factors	You should read the "Risk Factors" section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	TZYM

        The number of shares of common stock to be outstanding after this offering is based on                        shares outstanding as of November 30, 2010 and excludes:

  •
  shares of common stock issuable upon the exercise of warrants outstanding as of November 30, 2010 with a weighted average exercise price of $            per share (of which, warrants to acquire                                    shares of common stock were vested as of November 30, 2010);

  •
  shares of common stock issuable upon exercise of outstanding options as of November 30, 2010 at a weighted average exercise price of $            per share (of which options to acquire                        shares of common stock are vested as of November 30, 2010); and

  •
  shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with this offering (including an aggregate of                        shares reserved for future grant or issuance under our 2001 Employee Stock Option Plan and our 2001 Non-Employee Stock Option Plan, or 2001 Stock Plans, our Amended and Restated 2003 Stock Option Plan, or 2003 Stock Plan, and the Amended and Restated 2004 Stock Option Plan of Tranzyme Pharma Inc., or the Tranzyme Pharma Plan, all of which shares will be added to the shares to be reserved under our 2011 Equity Incentive Plan upon the effectiveness of the 2011 Equity Incentive Plan).

        Except as otherwise indicated, all information in this prospectus:

  •
  gives effect to the issuance of an aggregate of                                    shares of our common stock issuable upon the automatic exchange of all of the outstanding common and preferred exchangeable shares of our subsidiary Tranzyme Pharma Inc., a company organized under the laws of Canada, or Tranzyme Pharma, in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus;

  •
  gives effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                                     shares of our common stock in connection with this offering;

  •
  our planned                        -for-                         reverse stock split of our common stock and preferred stock to be effected on                        2011 has not yet occurred;

  •
  gives effect to our amended and restated certificate of incorporation, which we will file immediately prior to the completion of this offering; and

  •
  assumes no exercise by the underwriters of their option to purchase                        shares of our common stock in this offering to cover over-allotments.

SUMMARY FINANCIAL DATA

        The summary financial data presented below under the heading "Statement of Operations Data" for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2009 and 2010 and the summary balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of financial information set forth in those statements.

        Our historical results are not necessarily indicative of future operating results, and the results for the first nine months of 2010 are not necessarily indicative of results to be expected for the full year or for any other period. You should read this summary consolidated financial data in conjunction with the sections entitled "Risk Factors," "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands of dollars, except share and per share data)
Statement of Operations Data:
Licensing and royalty revenue	$337	$357	$617	$161	$4,157
Research revenue	—	—	111	—	1,451

Total revenue	337	357	728	161	5,608
Operating expenses:
Research and development	14,986	19,057	7,336	5,900	7,704
General and administrative	2,708	3,323	3,377	2,500	2,863

Total operating expenses	17,694	22,380	10,713	8,400	10,567

Operating loss	(17,357)	(22,023)	(9,985)	(8,239)	(4,959)
Interest expense, net	(11)	(279)	(1,503)	(1,109)	(1,095)
Other income (expense), net	129	486	314	163	(104)

Net loss	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)

Net loss per share—basic and diluted	$(17.59)	$(22.23)	$(11.39)	$(9.36)	$(6.27)

Shares used to compute net loss per share—basic and diluted	980,099	981,436	981,436	981,436	981,436

Pro forma net loss(1)			$(10,453)		$(5,504)

Pro forma net loss per share—basic and diluted(1)			$(0.16)		$(0.08)

Shares used to compute pro forma net loss per share—basic and diluted(1)			66,447,949		70,460,789

(1)
Pro forma net loss and pro forma net loss per share-basic and diluted have been calculated assuming i) the conversion of our 2008 convertible promissory notes into shares of our Series A Convertible Preferred stock and shares of Tranzyme Pharma's Class A Preferred Exchangeable stock, ii) the issuance of shares of our common stock upon the automatic exchange of each outstanding common and preferred exchangeable share of Tranzyme Pharma for one share of our common stock in connection with this offering, as described in "Description of Capital Stock-Exchangeable Shares", and (iii) the automatic conversion of each outstanding share of our preferred stock into shares of our common stock in connection with this offering, as of the beginning of each period presented (or at the original date of issuance, if later). See "Unaudited Pro Forma Net Loss per Share" of Note 2 to our consolidated financial statements, which are included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro forma(1)	Pro forma As Adjusted(2)
	(unaudited)
	(in thousands of dollars)
Balance Sheet Data:
Cash and cash equivalents	$11,657
Working capital (deficit)	1,476
Total assets	14,478
Notes payable, including current portion	3,503
Convertible shareholder notes payable	—
Accumulated deficit	(83,280)
Total stockholders' (deficit) equity	(4,851)
(1)
The pro forma data in the tables above reflects (i) the issuance of an aggregate of                  shares of our common stock issuable upon the automatic exchange of all of the outstanding common and preferred exchangeable shares of Tranzyme Pharma in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus and (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate shares of our common stock in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus.

(2)
The as adjusted column in the balance sheet data table reflects the effect of our receipt of estimated net proceeds from the sale of                  shares of our common stock in this offering, at an assumed initial public offering price of $            per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses payable by us.

RISK FACTORS

        Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to the Development, Regulatory Approval and Commercialization of our Product Candidates

Our near-term success is largely dependent on the success of our clinical stage product candidates, ulimorelin, for which we expect to initiate Phase 3 clinical trials beginning in the first half of 2011, and TZP-102, which is entering Phase 2b clinical development. Our other product candidates are in the preclinical research stage. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our product candidates.

        We have invested, and expect to continue to invest, a significant portion of our time and financial resources in the development of our clinical stage product candidates, ulimorelin for the management of postoperative ileus, or POI, and TZP-102 for the treatment of diabetic gastroparesis. We have also invested a significant amount of time and financial resources in the development of our other drug candidates, TZP-201 and TZP-301. We anticipate that our success will depend largely on the receipt of regulatory approval and successful commercialization of these product candidates, particularly our clinical stage product candidates ulimorelin and TZP-102. The future regulatory and commercial success of these product candidates is subject to a number of risks, including the following:

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  we may not be able to provide acceptable evidence of their safety and efficacy;

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  the results of our planned clinical trials may not confirm the positive results of earlier clinical trials;

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  the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or other regulatory agencies for marketing approval;

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  the dosing of our product candidate in a particular clinical trial may not be at an optimal level;

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  our ability to demonstrate clinically meaningful results for ulimorelin in our Phase 3 trials may be more difficult now than when we conducted our Phase 2 trials in 2007 and 2008 due to better placebo performance, which may be attributable to improvements in the overall care of patients in acute care settings;

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  patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

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  competing products approved for marketing by the FDA and EMA and any other similar foreign regulatory authorities;

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  we may not be able to obtain, maintain and enforce our patents and other intellectual property rights; and

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  we may not be able to obtain and maintain commercial manufacturing arrangements with third-party manufacturers or establish commercial-scale manufacturing capabilities.

        Of the large number of drugs in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA and even fewer are approved for commercialization.

Furthermore, even if we do receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we may market the product.

Favorable results in our Phase 2 clinical trial of ulimorelin for the management of POI may not be predictive of the safety and efficacy results in our planned Phase 3 clinical trials of ulimorelin for the management of POI following partial bowel resection surgery.

        A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier-stage development. Our Phase 2 clinical trial of ulimorelin for the management of POI showed statistically significant results against clinically meaningful endpoints; however, we will not have the same primary endpoints in our planned Phase 3 clinical trials. In our Phase 2 trial, the primary endpoint was time to recovery of GI function based on first bowel movement, or BM, but the primary endpoint for our Phase 3 trials will be GI2, which is the later of time to BM and tolerance of solid food. Although we observed statistically significant improvement in GI2 in our Phase 2 trial, we cannot assure you that our Phase 3 trials will achieve positive results. A number of factors could contribute to a lack of favorable safety and efficacy results in our planned Phase 3 trials. For example:

  •
  a multinational, multicenter trial could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and surgical technique;

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  a multinational, multicenter trial could result in increased variability due to varying patient characteristics including demographic factors and health status; and

  •
  mix of surgery types may be different from the prior clinical trial.

Favorable results in our Phase 2 clinical trial of TZP-102 for the treatment of diabetic gastroparesis may not be predictive of the safety and efficacy results in our planned Phase 2b clinical trial of TZP-102 for the treatment of diabetic gastroparesis.

        Although our proof of concept Phase 2 clinical trial of TZP-102 for the treatment of diabetic gastroparesis showed statistically significant results against clinically meaningful endpoints, we will not have the same primary endpoints or reporting instrument in our planned Phase 2b clinical trial. The primary endpoint for our Phase 2 trial was the change from baseline in gastric emptying time; however, the primary endpoint for our Phase 2b trial will be, based upon our meeting with the FDA in November 2010, a composite of clinically relevant, patient-reported symptoms measured by a reporting instrument with a shorter recall period. While we observed statistically significant improvements in these clinically relevant symptoms in our Phase 2 trial, we cannot assure you that our Phase 2b trial will achieve positive results. A number of factors could contribute to a lack of favorable safety and efficacy results in our planned Phase 2b clinical trial. For example:

  •
  a multinational, multicenter trial could result in increased variability due to varying patient characteristics including demographic factors, health status, underlying reason for disease state and concomitant medications; and

  •
  an extended length of treatment period could results in changes in safety and efficacy results.

Our ability to demonstrate clinically meaningful results for ulimorelin in our Phase 3 trials may be more difficult now than when we conducted our Phase 2 trials in 2007 and 2008 due to better placebo performance, which may be attributable to improvements in the overall care of patients in acute care settings.

        Over the past several years, postoperative measures such as early mobilization, early feeding and removal of the nasogastric tube, without any additional pharmacological interventions, have contributed to improved recovery of GI motility in patients that undergo bowel resection surgery. Our Phase 2 trial of ulimorelin in POI incorporated these enhanced recovery measures. Although the protocols for our Phase 3 trials of ulimorelin will also incorporate these enhanced recovery measures, additional measures may be implemented by some of the investigational sites that could further accelerate GI recovery in the placebo treated group. If we are unable to demonstrate clinically meaningful results, we may have difficulty receiving the regulatory approval necessary to commercialize ulimorelin.

If we are not able to obtain required regulatory approvals for ulimorelin, TZP-102 or our other product candidates, we will not be able to commercialize them and our ability to generate revenue will be limited.

        We have not submitted an NDA or received regulatory approval to market any of our product candidates in any jurisdiction. We have only limited experience in filing the applications necessary to gain regulatory approvals and expect to rely on consultants and third party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish each product candidate's safety and efficacy. Our product candidates, and any future product candidates, may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

        Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. We are not permitted to market ulimorelin, TZP-102, TZP-201 or TZP-301 in the United States until we receive approval of an NDA for the product candidate in a particular indication from the FDA. Failure to obtain regulatory marketing approval for a product candidate will prevent us from commercializing the product candidate, and our ability to generate revenue will be materially impaired.

        The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application, may cause delays in the approval or rejection of an application. Regulatory approval obtained in one jurisdiction does not necessarily mean that a product candidate will receive regulatory approval in all jurisdictions in which we may seek approval.

        We have completed three Phase 2 trials for ulimorelin: two in patients with diabetic gastroparesis and one in patients undergoing partial bowel resection. We currently plan to commence two Phase 3 trials in patients undergoing partial bowel resection in the first half of 2011. We recently completed a Phase 2, double-blind, placebo-controlled trial in 92 subjects which evaluated TZP-102 in diabetic patients with gastroparesis over a 28-day period. We are currently planning to initiate a Phase 2b trial in diabetic gastroparesis patients in 2011. We cannot guarantee that our future trials will be successful or that regulators will agree with our assessment of the preclinical studies and clinical trials we have conducted to date. The FDA, EMA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional clinical trials, or preclinical or other studies. In addition, varying interpretation of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

Even if we receive regulatory approval for one of our product candidates, we still may not be able to successfully commercialize it and the revenue that we generate from its sales, if any, will be limited.

        The commercial success of any product candidate for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of such product by the medical community, including physicians, patients and health care payors. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

  •
  demonstration of clinical safety and efficacy compared to other products;

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  relative convenience and ease of administration;

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  the prevalence and severity of any adverse effects;

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  limitations or warnings contained in a product's FDA-approved labeling;

  •
  availability of alternative treatments, including, metoclopramide, erythromycin, domperidone and alvimopan and any new products that may in the future become available to treat indications for which ulimorelin or TZP-102 may be approved;

  •
  new procedures or methods of treatment that may reduce the incidences of any of the indications in which our product candidates may show utility;

  •
  pricing and cost-effectiveness;

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  the effectiveness of our or any future collaborators' sales and marketing strategies;

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  our ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and

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  the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

        If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. In addition, our ability to successfully commercialize our product candidates will depend on our ability to manufacture our products, differentiate our products from competing products and defend the intellectual property of our products.

It will be difficult for us to profitably sell any of our product candidates if reimbursement is limited.

        Market acceptance and sales of our product candidates will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted marketing approval. This trend may impact the reimbursement for treatments for GI disorders especially, as physicians typically focus on symptoms rather than underlying conditions when treating patients with these disorders and drugs are often prescribed for uses outside of their approved indications. In instances where alternative products are available, it may be required that those alternative treatment options are tried before reimbursement is available for our products. We cannot be sure that reimbursement will be available for our product candidates and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, in certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize our product candidates.

We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities.

        We have no sales, marketing or distribution experience. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that ulimorelin, TZP-102 or any other of our product candidates will be approved. For product candidates where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

  •
  we may not be able to attract and build an effective marketing or sales force;

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  the cost of establishing a marketing or sales force may exceed the revenues generated by any products; and

  •
  our direct sales and marketing efforts may not be successful.

        We have entered into an agreement with Norgine B.V., or Norgine, to assist in the development and commercialization of ulimorelin outside the United States, if approved, and may elect to seek other strategic partners for our products. We may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

        We may face competition in the United States for our product candidates, if approved, from lower priced products from foreign countries that have placed price controls on pharmaceutical products. This risk may be particularly applicable to drugs such as TZP-102 that are formulated for oral delivery and expected to command a premium price. The U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, contains provisions that may change U.S. importation laws and expand pharmacists' and wholesalers' ability to import lower priced versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public's health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification.

        A number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification, and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, U.S. Customs and Border Protection and other government agencies. For example, Pub. L. No. 111-83, which was signed into law in October 2009 and provides appropriations for the Department of Homeland Security for the 2010 fiscal year, expressly prohibits U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act, or FDCA. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts.

        The importation of foreign products that compete with any of our product candidates for which we obtain marketing approval could negatively impact our revenue and profitability, possibly materially.

We rely and will continue to rely on outsourcing arrangements for certain of our activities, including clinical research of our product candidates and manufacturing of the compounds and product candidates.

        We rely on outsourcing arrangements for some of our activities, including manufacturing, preclinical and clinical research, data collection and analysis. We may have limited control over these third parties and we cannot guarantee that they will perform their obligations in an effective and timely manner.

        The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We do not own or operate manufacturing facilities for the production of any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, drug substance and drug product for our preclinical research and clinical trials.

        We do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates and the current manufacturer of ulimorelin, our most advanced product candidate, may not have the capacity to serve commercial demand. If any of our product candidates are approved for sale by any regulatory agency, we intend to enter into agreements with third-party contract manufacturers for the commercial production of those products. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is limited.

        In addition, our reliance on third party contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, entails further risks including, but not limited to:

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  non-compliance by third parties with regulatory and quality control standards;

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  breach by third parties of our agreements with them;

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  termination or non-renewal of an agreement with third parties; and

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  sanctions imposed by regulatory authorities if compounds supplied or manufactured by a third party supplier or manufacturer fail to comply with applicable regulatory standards.

If any of our current strategic partners fails to perform its obligations or terminates its agreement with us, the development and commercialization of the product candidates under such agreement could be delayed or terminated and our business could be substantially harmed.

        We currently have strategic partnerships in place relating to certain of our product candidates and technologies. We entered into a license agreement with Norgine regarding the development and commercialization of ulimorelin for the potential management of POI and other diseases and disorders in Europe, Australia, New Zealand, Middle East, North Africa and South Africa. We entered into a strategic collaboration with Bristol-Myers Squibb Company, or BMS, primarily focused on the identification and optimization of novel drug compounds for certain targets of interest to BMS. These strategic partnerships may not be scientifically or commercially successful due to a number of important factors, including the following:

  •
  BMS and Norgine have significant discretion in determining the efforts and resources that each will apply to their strategic relationship with us. The timing and amount of any cash payments, milestones and royalties that we may receive under such agreements will depend on, among other things, the efforts, allocation of resources and successful development and commercialization of our product candidates by BMS and Norgine under their respective agreements.

  •
  Our agreement with BMS provides it with wide discretion in deciding which novel compounds to advance through the clinical development process. It is possible for BMS to reject certain compounds at any point in the research, development and clinical trial process without triggering a termination of their agreement with us. In the event of any such decision, our business and prospects may be adversely affected due to our inability to progress such compounds ourselves.

  •
  BMS or Norgine may develop and commercialize, either alone or with others, or be acquired by a company that has, products that are similar to or competitive with the product candidates that they license from us.

  •
  BMS or Norgine may change the focus of their development and commercialization efforts or pursue higher-priority programs.

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  BMS or Norgine may, under specified circumstances, terminate their strategic partnership with us on short notice and for circumstances outside of our control, which could make it difficult for us to attract new strategic partners or adversely affect how we are perceived in the scientific and financial communities.

  •
  BMS and Norgine have, under certain circumstances, the first right to maintain or defend our intellectual property rights licensed to them, and, although we may have the right to assume the maintenance and defense of our intellectual property rights if our strategic partners do not, our ability to do so may be compromised by our strategic partners' acts or omissions.

  •
  BMS or Norgine may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability.

  •
  BMS or Norgine may not comply with all applicable regulatory requirements, or fail to report safety data in accordance with all applicable regulatory requirements.

        If either BMS or Norgine fails to develop or effectively commercialize novel compounds or ulimorelin, respectively, for any of the foregoing reasons, we may not be able to replace the strategic partner with another partner. We may also be unable to obtain, on terms acceptable to us, a license from such strategic partner to any of its intellectual property that may be necessary or useful for us to continue to develop and commercialize a product candidate. Any of these events could have a material adverse effect on our business, results of operations and our ability to achieve future profitability, and could cause our stock price to decline.

We may encounter difficulties in managing our growth and expanding our operations successfully.

        As we seek to advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

A variety of risks associated with our planned international business relationships could materially adversely affect our business.

        We have entered into an agreement with Norgine for the development of ulimorelin, and we may enter into agreements with other third parties for the development and commercialization of ulimorelin or our other product candidates, in international markets. International business relationships subject us to additional risks, including:

  •
  differing regulatory requirements for drug approvals in foreign countries;

  •
  potentially reduced protection for intellectual property rights;

  •
  potential third party patent rights in foreign countries;

  •
  the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

  •
  unexpected changes in tariffs, trade barriers and regulatory requirements;

  •
  economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

  •
  compliance with tax, employment, immigration and labor laws for employees traveling abroad;

  •
  foreign taxes;

  •
  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

  •
  workforce uncertainty in countries where labor unrest is more common than in the United States;

  •
  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

  •
  business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

        These and other risks of international business relationships may materially adversely affect our ability to attain or sustain profitable operations.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

        Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability or safety. We expect any product candidate that we commercialize with our strategic partners or on our own will compete with existing, market-leading products. For example, we anticipate that ulimorelin, if approved for the management of POI, and TZP-102, if approved for the treatment of diabetic gastroparesis, would compete directly with metoclopramide, erythromycin, domperidone and alvimopan, each of which is available under various trade names sold by several major pharmaceutical companies.

        Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. We will not be able to compete successfully unless we successfully:

  •
  design and develop products that are superior to other products in the market;

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  attract qualified scientific, medical, sales and marketing and commercial personnel;

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  obtain patent and/or other proprietary protection for our processes and product candidates;

  •
  obtain required regulatory approvals; and

  •
  collaborate with others in the design, development and commercialization of new products.

        Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

If we fail to attract and retain senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

        Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, as well as other senior scientists and members of our management team. The loss of services of any of these individuals or one or more of our other members of senior management could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates. We do not have employment agreements with any members of our senior management other than Vipin Garg, our President and Chief Executive Officer. We carry "key person" insurance only on our President and Chief Executive Officer.

        We need to hire and retain qualified personnel for the development, manufacture and commercialization of drugs. We could experience problems in the future attracting and retaining qualified employees. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms who have the expertise we need to sustain and grow our business.

If we engage in an acquisition, reorganization or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.

        From time to time we have considered, and we will continue to consider in the future, strategic business initiatives intended to further the development of our business. These initiatives may include acquiring businesses, technologies or products or entering into a business combination with another company. If we do pursue such a strategy, we could, among other things:

  •
  issue equity securities that would dilute our current stockholders' percentage ownership;

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  incur substantial debt that may place strains on our operations;

  •
  spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

  •
  assume substantial actual or contingent liabilities;

  •
  reprioritize our development programs and even cease development and commercialization of our product candidates; or

  •
  merge with, or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company or a combination of both on terms that certain of our stockholders may not deem desirable.

        Although we intend to evaluate and consider acquisitions, reorganizations and business combinations in the future, we have no agreements or understandings with respect to any acquisition, reorganization or business combination at this time.

Risks Related to Marketing Approval and Other Government Regulations

The FDA may impose requirements on our clinical trials that are difficult to comply with, which could harm our business.

        The requirements that the FDA may impose on clinical trials for our product candidates are uncertain. As a result, we cannot assure you that we will be able to comply with such requirements. For example, the FDA may require endpoints in our late-stage clinical trials that are different from or in addition to the endpoints in our early-stage clinical trials or the endpoints which we may propose. The endpoints or other trial elements, including sample size, dose selection and level at which clinical meaningfulness is achieved, that the FDA requires may make it less likely that our Phase 3 clinical trials are successful or may delay completion of the trials. If we are unable to comply with the FDA's requirements, we will not be able to get approval for our product candidates and our business will suffer.

Any termination or suspension of, or delays in the commencement or completion of, clinical testing of our product candidates could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

        Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

  •
  the FDA failing to grant permission to proceed and placing the clinical trial on hold;

  •
  the FDA's willingness to review our TZP-102 application under the fast track development program;

  •
  subjects failing to enroll or remain in our trials at the rate we expect;

  •
  a facility manufacturing our product candidates being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of current Good Manufacturing Practices, or cGMP, or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

  •
  any changes to our manufacturing process that may be necessary or desired;

  •
  subjects choosing an alternative treatment for the indications for which we are developing our product candidates, or participating in competing clinical trials;

  •
  subjects experiencing severe or unexpected drug-related adverse effects;

  •
  reports from preclinical or clinical testing on similar technologies and products raising safety and/or efficacy concerns;

  •
  third-party clinical investigators losing their license or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

  •
  inspections of clinical trial sites by the FDA or institutional review boards, or IRBs, finding regulatory violations that require us to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire trial, or that prohibit us from using some or all of the data in support of our marketing applications;

  •
  third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or any of the data produced by such contractors in support of our marketing applications; or

  •
  one or more IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial.

        Product development costs will increase if we have delays in testing or approval of our product candidates or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of or if we, the FDA or other regulatory authorities, the IRB, or other reviewing entities, or any of our clinical trial sites suspend or terminate any of our clinical trials, the commercial prospects for our product candidate may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Also if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

Final marketing approval of our product candidates by the FDA or other regulatory authorities for commercial use may be delayed, limited, or denied, any of which would adversely affect our ability to generate operating revenues.

        After the completion of our clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates and we cannot, therefore, predict the timing of any future revenue from these product candidates. Ulimorelin and TZP-102 are ghrelin receptor agonists. There are no FDA-approved ghrelin receptor agonists and the adverse effects from long-term exposure to this drug class are unknown.

        We cannot commercialize any of our product candidates until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

        If marketing approval for our product candidates is delayed, limited or denied, our ability to market products, and our ability to generate product sales, would be adversely affected.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

        Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials. Our product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of safety and other post-market information. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requesting recall or withdrawal of the product from the market or suspension of manufacturing.

        If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

  •
  issue warning letters or untitled letters;

  •
  seek an injunction or impose civil or criminal penalties or monetary fines;

  •
  suspend or withdraw regulatory approval;

  •
  suspend any ongoing clinical trials;

  •
  refuse to approve pending applications or supplements or applications filed by us;

  •
  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

  •
  seize or detain products, refuse to permit the import or export of product, or request us to initiate a product recall.

        The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

        The FDA has the authority to require a risk evaluation and mitigation strategy plan as part of an NDA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry.

        In addition, if any of our product candidates are approved, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any of our product candidates for which we obtain marketing approval.

        Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

        In the United States, the MMA changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

        More recently, in March 2010, President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of "average manufacturer price" for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, beginning in 2011, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we are subject to additional regulatory burdens and other risks and uncertainties. However, we have limited experience marketing and servicing our products outside North America.

        Our future profitability will depend, in part, on our ability to grow and ultimately maintain our sales in foreign markets. We rely on third parties, such as Norgine, to support our foreign operations. Our foreign operations and any foreign operations we establish in the future subject us to additional risks and uncertainties, including:

  •
  our customers' ability to obtain reimbursement for procedures using our products in foreign markets;

  •
  our inability to directly control commercial activities because we are relying on third parties who may not put the same priority on our products as we would;

  •
  the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

  •
  different medical practices and customs in foreign countries affecting acceptance in the marketplace;

  •
  import or export licensing requirements;

  •
  longer accounts receivable collection times;

  •
  longer lead times for shipping;

  •
  language barriers for technical training;

  •
  reduced protection of intellectual property rights in some foreign countries;

  •
  foreign currency exchange rate fluctuations; and

  •
  the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

        Foreign sales of our products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations.

If we market products in a manner that violates healthcare fraud and abuse laws, or if we violate government price reporting laws, we may be subject to civil or criminal penalties.

        In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include false claims statutes and anti-kickback statutes. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws.

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

        Over the past few years, several pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as: allegedly providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered, off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Most states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

  •
  decreased demand for our product candidates or products that we may develop;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  costs to defend the related litigation;

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  a diversion of management's time and our resources;

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  substantial monetary awards to trial participants or patients;

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  product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  loss of revenue;

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  the inability to commercialize our product candidates; and

  •
  a decline in our stock price.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights.

        We place considerable importance on obtaining patent protection for new technologies, products and processes because our commercial success will depend, in part, on obtaining patent protection for new technologies, products and processes, successfully defending these patents against third-party challenges and successfully enforcing our patents against third party competitors. To that end, we file applications for patents covering compositions of matter or uses of our product candidates or our proprietary processes as well as other intellectual property important to our business. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions. Accordingly, our patent applications may never be approved by U.S. or foreign patent offices and the patents and patent applications relating to our products, product candidates and technologies may be challenged, invalidated or circumvented by third parties and might not protect us against competitors with similar products or technologies.

        Others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours, or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before U.S. or foreign patent offices.

        We also rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators, consultants and other contractors to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information. Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborators and advisors, our ability to receive patent protection or protect our proprietary information may be imperiled.

Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

        The biotechnology industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Because patent applications are maintained in secrecy until the application is published, we may be unaware of third party patents that may be infringed by commercialization of our product candidates. In addition, identification of third party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Any claims of patent infringement asserted by third parties would be time consuming and could likely:

  •
  result in costly litigation;

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  divert the time and attention of our technical personnel and management;

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  cause product candidate development delays;

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  prevent us from commercializing a product until the asserted patent expires or is held finally invalid or not infringed in a court of law;

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  require us to develop non-infringing technology; or

  •
  require us to enter into royalty or licensing agreements.

        Although no third party has asserted a claim of infringement against us, others may hold proprietary rights that could prevent our product candidates from being marketed. Any patent-related legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to our product candidates and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether our collaborators or we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, we cannot be sure that we could redesign our product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing at least some of our product candidates, which could harm our business, financial condition and operating results.

Our product candidates may infringe the intellectual property rights of others, which could increase our costs and delay or prevent our development and commercialization efforts.

        Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter that our collaborators or we may be required to license in order to research, develop or commercialize at least some of our product candidates, including ulimorelin and TZP-102 and we do not know if such patents and patent applications would be available to license on commercially reasonable terms, or at all.

        A number of companies, including several major pharmaceutical companies, have conducted research on pharmaceutical uses of growth hormone secretagogues, including ghrelin and ghrelin analogs, which resulted in the filing of many patent applications related to this research. We are aware of third party United States patents, and corresponding foreign counterparts, that contain broad claims related to a method of using a certain general type of compound, which may be construed to include ulimorelin and TZP-102, for the stimulation of gastrointestinal motility. If we were to challenge the validity of this or any issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent's claims. If we were to challenge the enforceability of this or any issued United States patent in court, we would need to meet the burden of showing that the patent is unenforceable. There is no assurance that a jury and/or court would find in our favor on questions of infringement, validity or enforceability.

        In addition, third parties may assert infringement or other intellectual property claims against us based on patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

        As is commonplace in our industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject in the future to claims that our employees or prospective employees are subject to a continuing obligation to their former employers (such as non-competition or non-solicitation obligations) or claims that our employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

        Depending upon the timing, duration and specifics of FDA marketing approval of ulimorelin, TZP-102 and our other products, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks Related to Our Financial Position and Need for Capital

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

        Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2009 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We have incurred significant losses since our inception and have never been profitable, and it is possible we will never achieve profitability. We have devoted our resources to developing our product candidates, but these product candidates cannot be marketed until regulatory approvals have been obtained. Though we have received revenue from our strategic partnerships, and may receive additional revenues from these partnerships in the future, these sources of revenue are insufficient to sustain our present activities, and sufficient revenues will likely not be available until, and unless, our product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. If we successfully complete this offering, based upon our currently expected level of operating expenditures, we expect to be able to fund our operations for at least the next 30 months. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We have incurred significant operating losses since inception, and we expect to incur losses for the foreseeable future. We may never become profitable or, if achieved, be able to sustain profitability.

        We have incurred significant operating losses since we were founded in 1998 and expect to incur significant losses for the next several years as we begin our Phase 3 trials for ulimorelin and Phase 2b trial for TZP-102. Net loss for the year ended December 31, 2009 was $11.2 million. As of September 30, 2010, we had an accumulated deficit of $83.3 million. Losses have resulted principally from costs incurred in our clinical trials, research and development programs and from our general and administrative expenses. In the future, we intend to continue to conduct research and development, clinical testing, regulatory compliance activities and, if any of our product candidates is approved, sales and marketing activities that, together with anticipated general and administrative expenses, will likely result in our incurring further significant losses for the next several years.

        We currently generate no revenue from sales, and we may never be able to develop marketable drugs. As a result, there can be no assurance that we will ever generate revenues or achieve profitability, which could impair our ability to sustain operations or obtain any required additional funding. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop and commercialize our most advanced product candidates.

        We will require substantial future capital in order to complete clinical development and commercialize our most advanced product candidate, ulimorelin, and to conduct the research and development and clinical and regulatory activities necessary to bring other product candidates to market, including TZP-102. The amount and timing of any expenditure needed to implement our development and commercialization programs will depend on numerous factors, including:

  •
  the initiation, progress, costs, results of and timing of our two planned Phase 3 clinical trials of ulimorelin for the management of POI following partial bowel resection surgery;

  •
  the need for, and the progress, costs and results of, any additional Phase 3 clinical trials of ulimorelin we may initiate based on the results of our planned clinical trials or our discussions with regulatory agencies, including any additional trials the FDA, EMA or other regulatory agencies may require evaluating the safety of ulimorelin;

  •
  the initiation, progress, costs, results of and timing of our planned Phase 2b clinical trial of TZP-102 for treatment of diabetic gastroparesis and future clinical trials of TZP-102;

  •
  the costs and timing of obtaining regulatory approval in the United States and abroad for our product candidates;

  •
  the FDA's willingness to review our TZP-102 application under the fast track development program;

  •
  the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights globally;

  •
  the costs and timing of obtaining or maintaining manufacturing for our product candidates, including commercial manufacturing if any of our product candidates is approved;

  •
  the costs and timing of establishing sales and marketing capabilities in selected markets; and

  •
  the terms and timing of establishing collaborations, license agreements and other partnerships on terms favorable to us.

        Some of these factors are outside of our control. If we successfully complete this offering, based upon our currently expected level of operating expenditures, we should be able to fund our operations for at least the next 30 months. However, we do not expect our existing capital resources together with the net proceeds from this offering to be sufficient to enable us to fund the completion of any of our development programs through commercial introduction. We expect that we will need to raise additional funds in the future.

        We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

        If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

Our ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

        Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long term tax exempt rate and the value of the company's stock immediately before the ownership change. We may be unable to offset future taxable income, if any, with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

        In addition, it is possible that the transactions described in this offering, either on a standalone basis or when combined with future transactions, will cause us to undergo one or more additional ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 and those attributes already subject to limitations as a result of our prior ownership changes may be subject to more stringent limitations. As of December 31, 2009, we have estimated approximately $2.8 million of U.S. federal net operating loss carryforwards are at risk of loss due to prior ownership changes, as well as approximately $15.4 million of U.S. federal and state net operating loss carryforwards at risk of limitation in the event of a future ownership change.

Risks Related to this Offering

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. Although we anticipate that our common stock will be approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  our ability to enroll patients in our clinical trials;

  •
  results of clinical trials of our product candidates, those of our competitors or those of other companies in our market sector;

  •
  regulatory developments in the United States and foreign countries;

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  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts' reports or recommendations;

  •
  sales of our stock by insiders and 5% stockholders;

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  general economic, industry and market conditions;

  •
  additions or departures of key personnel;

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  intellectual property, product liability or other litigation against us;

  •
  expiration or termination of our relationships with our collaborators; and

  •
  the other factors described in this "Risk Factors" section.

        In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results may fluctuate significantly.

        We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

  •
  variations in the level of expenses related to our development programs;

  •
  addition or termination of clinical trials;

  •
  any intellectual property infringement lawsuit in which we may become involved;

  •
  regulatory developments affecting our product candidates;

  •
  our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

  •
  the achievement and timing of milestone payments under our existing strategic partnership agreements.

        If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

        We currently intend to use the proceeds from this offering to fund our planned clinical trials of ulimorelin and TZP-102, to fund working capital, capital expenditures and other general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. For a further description of our intended use of the proceeds of the offering, see "Use of Proceeds."

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $            per share in net tangible book value of the common stock. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section entitled "Dilution" on page 39 for a more detailed description of the dilution to new investors in this offering.

Because a small number of our existing stockholders own a majority of our voting stock, your ability to influence corporate matters will be limited.

        Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately        % of our outstanding common stock, without giving effect to the purchase of shares by any person in this offering. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:

  •
  a classified and staggered board of directors whose members can only be dismissed for cause;

  •
  the prohibition on actions by written consent of our stockholders;

  •
  the limitation on who may call a special meeting of stockholders;

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  the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

  •
  the ability of our board of directors to issue preferred stock without stockholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt; and

  •
  the requirement of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future sales of our common stock may cause our stock price to decline.

        Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

        Upon the closing of this offering, there will be                shares of our common stock outstanding. Of these,                 shares are being sold in this offering and will be freely tradable immediately after this offering, except for shares purchased by affiliates, and the remaining shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering, subject in some cases to volume limitations. In addition, as of                        , 2011, we had outstanding options and warrants to purchase                shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements, subject in some cases to volume limitations. A large portion of these shares and options are held by a small number of persons and investment funds. Moreover, after this offering and the expiration of the 180 day lock-up period, the holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

        We also intend to register all common stock that we may issue under our 2011 Stock Option and Incentive Plan. Effective upon the closing of this offering, an aggregate of                 shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the closing of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and volume limitation in some cases. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting beginning with the fiscal year ended December 31, 2012. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

        To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our expectations related to the use of proceeds from this offering;

  •
  the progress, timing and amount of expenses associated with our research, development and commercialization activities;

  •
  the timing, design, implementation and success of our clinical trials for our product candidates;

  •
  our ability to obtain U.S. and foreign regulatory approval for our product candidates and the ability of our product candidates to meet existing or future regulatory standards;

  •
  our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

  •
  our expectations regarding federal, state and foreign regulatory requirements;

  •
  the therapeutic benefits, effectiveness and safety of our product candidates;

  •
  the accuracy of our estimates of the size and characteristics of the markets that may be addressed by our product candidates;

  •
  our ability to manufacture sufficient amounts of our product candidates for clinical trials and products for commercialization activities;

  •
  our intention to seek to establish strategic collaborations or partnerships for the development or sale of our product candidates;

  •
  our expectations as to future financial performance, expense levels and liquidity sources;

  •
  the timing of commercializing our product candidates;

  •
  our ability to compete with other companies that are or may be developing or selling products that are competitive with our product candidates;

  •
  anticipated trends and challenges in our potential markets;

  •
  our ability to attract and retain key personnel; and

  •
  other factors discussed elsewhere in this prospectus.

        In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance and achievements may differ materially. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. The Private Securities Litigation Reform Act of 1995 does not provide any protection for statements made in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $            , or $            if the underwriters fully exercise their over-allotment option, based upon an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $            increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We anticipate that we will use the net proceeds as follows:

  •
  approximately $             million of these net proceeds to fund the continued clinical development of ulimorelin, including our planned initiation of two Phase 3 clinical trials for the management of postoperative ileus following partial bowel resection surgery;

  •
  approximately $             million of these net proceeds to fund the continued clinical development of TZP-102, including our planned 12-week Phase 2b clinical trial for the treatment of gastroparesis in diabetic patients; and

  •
  the remainder for general corporate purposes, such as payment of principal and interest under our debt facilities, general and administrative expenses, capital expenditures, working capital, prosecution and maintenance of our intellectual property and the potential investment in technologies or products that complement our business.

        We have no current understandings, commitments or agreements with respect to any acquisition of or investment in any technologies or products.

        Although we currently anticipate that we will use the net proceeds as described above, there may be circumstances where a reallocation of funds may be necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying these net proceeds.

        We believe that the amounts allocated to the clinical development of ulimorelin and TZP-102 set forth above will be sufficient to complete the Phase 3 trials and Phase 2b trial described above, respectively; however, the costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks and can often change. Accordingly, we may require more capital than currently anticipated or may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other development activities, the establishment of collaborations, our manufacturing requirements and regulatory or competitive developments.

        Pending use of the proceeds as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

 DIVIDEND POLICY

        We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." The declaration of dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend on various factors, including our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2010.

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (1) the issuance of an aggregate of                shares of our common stock upon the automatic exchange of each outstanding common and preferred exchangeable share of Tranzyme Pharma for one share of our common stock in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares", and (2) the automatic conversion of each outstanding share of our preferred stock into an aggregate of                shares of our common stock in connection with this offering; and

  •
  on a pro forma as adjusted basis to further reflect our receipt of the estimated net proceeds from our sale of                 shares of common stock offered hereby at an assumed initial public offering price of $        per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
	(in thousands of dollars, except share and per share data)
Series A convertible preferred stock, $.00001 par value, voting; authorized 69,300,000 shares, issued 51,038,570 shares, liquidation preference of $51,039, actual; no shares issued, proforma and proforma as adjusted	—	—
Series A-1 convertible preferred stock, $.00001 par value, voting; authorized 17,500,000 shares, issued 17,423,094 shares, actual; no shares issued, proforma and proforma as adjusted	—	—
Series B convertible preferred stock, $.00001 par value, voting; authorized 1,570,680 shares, issued 1,047,120 shares, liquidation preference of $2,000, actual; no shares issued, proforma and proforma as adjusted	—	—
Class A common stock, $.00001 par value; authorized 81,000,000 shares, issued 981,436 shares, actual; no shares authorized or issued proforma and proforma as adjusted	—	—
Class C common stock, $.00001 par value; authorized 26,442,362 shares, issued 972,062 shares, actual; no shares authorized or issued proforma and proforma as adjusted	—	—
Additional paid-in capital	79,076	78,361
Accumulated other comprehensive loss	(647)	(647)
Accumulated deficit	(83,280)	(83,280)

Total stockholders' deficit	(4,851)	(4,851)

Total capitalization	$(4,851)	$(4,851)

        The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of September 30, 2010 and the proposed       -for-    reverse stock split we intend to effect prior to the completion of this offering. This number excludes:

  •
  shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010 with a weighted average exercise price of $        per share (of which, warrants to acquire                shares of common stock were vested as of September 30, 2010);

  •
  shares of common stock issuable upon exercise of outstanding options as of September 30, 2010 at a weighted average exercise price of $        per share (of which options to acquire                shares of common stock are vested as of September 30, 2010); and

  •
  shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with this offering (including an aggregate of                shares reserved for future grant or issuance under our 2001 Stock Plans, our 2003 Stock Plan and the Tranzyme Pharma Plan, all of which shares will be added to the shares to be reserved under our 2011 Equity Incentive Plan upon the effectiveness of the 2011 Equity Incentive Plan).

DILUTION

        If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

        This discussion and the tables below are based on                    shares of our common stock issued and outstanding as of September 30, 2010 and also reflect:

  •
  the issuance of an aggregate of                        shares of our common stock issuable upon the automatic exchange of all of the outstanding common and preferred exchangeable shares of Tranzyme Pharma in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus; and

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                        shares of our common stock in connection with this offering.

        This discussion and the tables do not reflect:

  •
  shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010 with a weighted average exercise price of $            per share (of which, warrants to acquire                        shares of common stock were vested as of September 30, 2010);

  •
  shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 with a weighted average exercise price of $            per share (of which, options to acquire                        shares of common stock were vested as of September 30, 2010); and

  •
  shares of our common stock reserved for future issuance under our 2011 Incentive Plan, which will become effective in connection with this offering (which includes an aggregate of                        shares reserved for future grant or issuance under our 2001 Stock Plans, our 2003 Stock Plan and the Tranzyme Pharma Plan, all of which will be added to the shares to be reserved under our 2011 Incentive Plan upon the effectiveness of the 2011 Incentive Plan).

        Our historical net tangible book value as of September 30, 2010 was approximately $            , or $            per share, based on                        shares of common stock outstanding as of that date. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of September 30, 2010 was approximately $            , or approximately $            per share, based on                        shares of common stock outstanding after giving effect to (1) the issuance of an aggregate of                        shares of our common stock issuable upon the automatic exchange of all of the outstanding common and preferred exchangeable shares of Tranzyme Pharma in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus; and (2) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                        shares of our common stock in connection with this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

        After giving effect to our receipt of the proceeds from the sale of                        shares of our common stock in this offering based on an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value after this offering would have been $            per share. This represents an immediate increase in pro

forma net tangible book value per share of $            to existing stockholders and immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing our common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution to new investors.

Assumed initial public offering price per share(1)		$
Historical net tangible book value per share as of , 2010	$
Increase per share due to the conversion of all shares of preferred stock

Pro forma net tangible book value per share as of , 2010
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

(1)
The midpoint of the price range set forth on the cover of this preliminary prospectus.

        A $            increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value per share after giving effect to this offering by $            per share and would increase (decrease) the dilution in pro forma net tangible book value per share to investors in this offering by $            per share. This calculation assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and is after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes as of                        , the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this preliminary prospectus.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands of dollars, except share and per share data)
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

        To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

        You should read the selected financial data presented below in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this prospectus. The selected consolidated financial data presented below under the heading "Statement of Operations Data" for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated financial data presented below under the heading "Balance Sheet Data" as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data presented below under the headings "Statement of Operations Data" for the years ended December 31, 2005 and 2006 and under "Balance Sheet Data" as of December 31, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 2009 and 2010 and balance sheet data as of September 30, 2010 were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

        Our historical results are not necessarily indicative of the results of operations to be expected for future periods, and the results for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for the full year or for any other period.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands of dollars, except share and per share data)
Statement of Operations Data:
Licensing and royalty revenue	$468	$365	$337	$357	$617	$161	$4,157
Research revenue	—	—	—	—	111	—	1,451
Grant revenue	47	—	—	—	—	—	—

Total revenue	515	365	337	357	728	161	5,608
Operating expenses:
Research and development	5,244	7,584	14,986	19,057	7,336	5,900	7,704
General and administrative	1,598	2,365	2,708	3,323	3,377	2,500	2,863

Total operating expenses	6,842	9,949	17,694	22,380	10,713	8,400	10,567

Operating loss	(6,327)	(9,584)	(17,357)	(22,023)	(9,985)	(8,239)	(4,959)
Interest expense, net	(99)	(1)	(11)	(279)	(1,503)	(1,109)	(1,095)
Other income (expense), net	(23)	—	129	486	314	163	(104)

Net loss	$(6,449)	$(9,585)	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)

Net loss per share—basic and diluted	$(6.69)	$(9.91)	$(17.59)	$(22.23)	$(11.39)	$(9.36)	$(6.27)

Shares used to compute net loss per share—basic and diluted	965,382	969,001	980,099	981,436	981,436	981,436	981,436

Pro forma net loss(1)					$(10,453)		$(5,504)

Pro forma net loss per share—basic and diluted(1)					$(0.16)		$(0.08)

Shares used to compute pro forma net loss per share—basic and diluted(1)					66,447,949		70,460,789

(1)
Pro forma net loss and pro forma net loss per share—basic and diluted have been calculated assuming i) the conversion of our 2008 convertible promissory notes into shares of our Series A Convertible Preferred stock and shares of Tranzyme Pharma's Class A Preferred Exchangeable stock, ii) the issuance of shares of our common stock upon the automatic exchange of each outstanding common and preferred exchangeable share of Tranzyme Pharma for one share of our common stock in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares", and (iii) the automatic conversion of each outstanding share of our preferred stock into shares of our common stock in connection with this offering, as of the beginning of each period presented (or at the original date of issuance, if later). See "Unaudited Pro Forma Net Loss per Share of Note 2" to our consolidated financial statements, which are included elsewhere in this prospectus.

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
						(unaudited)
					(in thousands of dollars)
Balance Sheet Data:
Cash and cash equivalents	$2,420	$6,527	$9,249	$7,590	$14,373	$11,657
Working capital (deficit)	1,649	4,402	6,729	(1,103)	(9,361)	1,476
Total assets	3,813	8,138	12,556	9,459	16,050	14,478
Notes payable, including current portion	434	3,786	2,922	6,261	5,242	3,503
Convertible shareholder notes payable	247	244	272	5,086	15,807	—
Accumulated deficit	(17,307)	(26,892)	(44,132)	(65,948)	(77,122)	(83,280)
Total stockholders' (deficit) equity	1,498	2,095	5,876	(6,124)	(17,441)	(4,851)

        The table above reflects a  -for-    reverse stock split of our common stock that will occur immediately prior to the completion of this offering and the conversion of all of our preferred stock into shares of our common stock upon completion of this offering. The calculation of the basic pro forma weighted average shares outstanding (unaudited) consists of the basic weighted average shares outstanding plus the weighted average preferred stock outstanding, which will convert to common stock in connection with this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under "Special Note Regarding Forward-Looking Statements" and "Risk Factors," our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel, first-in-class small molecule therapeutics for the treatment of acute (hospital-based) and chronic GI motility disorders. Our two most advanced product candidates, ulimorelin, which is entering Phase 3, and TZP-102, which is entering Phase 2b, are being evaluated for the treatment of predominantly upper GI motility disorders. All of our product candidates have been discovered by our scientists using our proprietary chemistry technology platform, MATCH (Macrocyclic Template Chemistry), which enables us to construct synthetic libraries of drug-like, macrocyclic compounds in a predictable and efficient manner. We not only have first-in-class product candidates and a strong drug discovery platform, but also have pursued a licensing strategy with collaborators whose capabilities complement our own. One such regional partnership for ulimorelin enables us to retain significant control over development and commercialization of the product candidate, share the development costs and retain a substantial portion of the future long-term value of our product candidate in the United States and certain other major pharmaceutical markets.

        We were incorporated in Delaware on January 12, 1998. On December 17, 2003, we entered into a business combination with Neokimia Inc., a Quebec, Canada based chemistry company which now operates under the name Tranzyme Pharma Inc., or Tranzyme Pharma. Following the completion of this offering, Tranzyme Pharma will be our wholly-owned subsidiary and will continue to own substantially all of our intellectual property and conduct our preclinical research.

        We have devoted substantially all of our resources to our drug discovery efforts which consist of research and development activities, clinical trials for our product candidates, the general and administrative support of these operations and intellectual property protection and maintenance. Since inception, our research and development expenses have represented approximately 76% of our total operating expenses. To date, we have funded our operations principally through private placements of our common stock, preferred stock and convertible debt; bank and other lender financings; and, more recently, through payments received under collaborative licensing arrangements with Norgine B.V., or Norgine, and Bristol-Myers Squibb Company, or BMS, raising an aggregate of approximately $115.5 million.

        We have incurred significant losses since our inception. As of September 30, 2010, our accumulated deficit was approximately $83.3 million. We expect to incur significant operating losses over the next several years as we complete the development of, and seek regulatory approval for, our product candidates and develop other product candidates. We will need substantial additional financing to continue to develop our product candidates, obtain regulatory approvals and fund operating expenses. As a result, we will continue to seek private or public equity and debt financing, research funding and revenue or expense sharing from collaborative agreements to meet our capital requirements. There can be no assurance that such funds will be available on terms favorable to us, if at all, or that we will be able to successfully enter into collaborations or commercialize our product candidates. In addition, we may not be profitable even if we succeed in commercializing any of our product candidates.

Strategic Partnerships

        Norgine, B.V.    In June 2010, we entered into a license agreement with Norgine, a leading, GI-focused European specialty pharmaceutical company, to co-develop and commercialize ulimorelin in licensed territories that include Europe, Australia, New Zealand, Middle East, North Africa and South Africa. Under the terms of the agreement, we received a nonrefundable, upfront license fee of $8.0 million. In addition, Norgine purchased 1,047,120 shares of our Series B convertible preferred stock for $1.91 per share, resulting in total net proceeds of approximately $2.0 million.

        The agreement contains potential development, regulatory and commercial milestone payments that, if achieved, could provide us with additional cash payments of up to $32.0 million, including the purchase of $1.0 million of additional shares of our capital stock. If we complete this offering prior to the issuance of these additional shares, upon the achievement of certain milestones, we will issue shares of our common stock at a price per share equal to $1.0 million divided by 110% of the average of the closing bid price of our common stock over the 30-day period ending three days prior to the issuance of these additional shares. In addition, we may receive sales milestone payments of up to approximately $120.0 million and tiered royalties as a percentage of net sales beginning in the low teens escalating up several tiers to the high twenties on sales of any successfully commercialized products within the licensed territory. These tiers are sales-based milestones. The $8.0 million nonrefundable up-front payment is being deferred and recognized on a straight-line basis over 31 months, the estimated period of time of the core development phase of the collaboration. As of September 30, 2010, we have not received any milestone or royalty payments.

        Under the agreement, Norgine will share the cost of our planned Phase 3 clinical trials and the cost of procuring clinical manufacturing supply for the trials. Each party is solely responsible for managing and covering the cost of regulatory filings in its own territories. In addition, each party is solely responsible for the cost of any special studies required for regulatory approval specific to its own territory. Costs for development services provided under the agreement are expensed as incurred. Reimbursement of expenses under this agreement will be offset against costs as incurred. We did not recognize any development expense related to this agreement for the nine months ended September 30, 2010.

        Bristol-Myers Squibb Company.    In December 2009, we entered into a collaboration agreement with BMS to discover, develop and commercialize additional novel compounds discovered using our MATCH technology platform, other than our product candidates and internal programs, against a limited number of targets of interest to BMS. Under the terms of the agreement, BMS is funding our early lead discovery efforts on these targets and is also primarily responsible for optimizing the identified lead compounds. BMS will be solely responsible for preclinical and clinical development of all product candidates arising from the collaboration and, if successful products are developed, for their commercialization globally. As part of the agreement, we received a $10.0 million nonrefundable upfront license fee, and we may receive up to approximately $80.0 million in additional development milestone payments, and $30.0 million in sales milestone payments, for each target program if development and regulatory milestones, or commercial milestones, respectively, are achieved. In addition, we would receive single-digit percentage royalties and sales milestone payments on sales of successful products. The $10.0 million nonrefundable upfront license fee is being deferred and recognized on a straight-line basis over thirty months, the estimated initial research and collaboration period of the agreement. As of September 30, 2010, we have not received any milestone or royalty payments, and we are not certain when we will be eligible for such payments in the future.

        The agreement with BMS provides for reimbursement of costs of up to $1.5 million in year one and $2.5 million in year two, payable in quarterly installments, to support collaboration related personnel expenses, laboratory supplies and equipment, with additional funding available for certain other research program expenses. The collaboration agreement may be extended by BMS for a one-year period with ninety day notice to us and may be further extended by mutual agreement. As of September 30, 2010, we have recognized $1.6 million of revenue for reimbursement of research costs under this agreement.

        Open Biosystems, Inc.    In October 2005, we entered into a license and marketing agreement whereby Open Biosystems, Inc. acquired a worldwide royalty-bearing license to certain of our intellectual property unrelated to our product candidates and MATCH drug discovery technology. The agreement provides for royalty revenue on annual net sales at rates ranging from mid-single digits to 20 percent based on sales by licensed product category or, through 2010, minimum annual royalties if greater than earned, until the expiration date of the last-to-expire licensed patent or 12 years, whichever occurs last. We have recognized $1.2 million of royalty revenue from this agreement through September 30, 2010. With the expiration of the requirement for the payment of minimum annual royalties in 2010, we estimate that future revenues recognized under this agreement will not be material.

Financial Operations Overview

  Revenues

        Our revenue consists primarily of licensing and royalty revenue as well as research revenue, which consists of fees for research services from license or collaboration agreements. The upfront licensing fees received pursuant to our license agreements are deferred and are being recognized in licensing and royalty revenue on a straight-line basis over a period which represents the estimated period of time over which our involvement in the collaboration represents a substantive performance obligation. These fees under our collaboration agreement with BMS and license agreement with Norgine are being recognized over 30 and 31 month periods, respectively. Revenue for research services provided under our collaboration agreement with BMS is recognized in research revenue as such services are performed. Royalty revenue from our agreement with Open Biosystems, Inc. is recognized in licensing and royalty revenue as applicable products are sold.

        We expect our future revenues to increase from historical levels as a result of the deferral and subsequent amortization of the upfront payments received under the collaboration agreement with BMS and the Norgine license agreement and research service revenue being recognized for the collaboration agreement with BMS. In addition, our revenue will increase if we achieve development, regulatory and commercial milestones as specified in these agreements.

        In the future, we may generate revenue from product sales, upfront licensing fees and milestone payments from collaborations, and royalties from the sale of products commercialized under licenses of our intellectual property. We do not expect to generate any significant revenue unless or until we commercialize our product candidates or reach milestones contained in our collaboration agreements. We expect that our revenue will fluctuate from quarter to quarter as a result of the timing and amount of licensing and milestone payments received, research and development reimbursements for collaborative agreements, and other payments received from partnerships. If we or our strategic partners fail to complete the development of our drug candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue from product sales and milestones payments or royalties from product sales may adversely affect our results of operations and financial position.

  Research and Development

        We expense research and development costs as they are incurred. Research and development expenses consist of expenses incurred in the discovery and development of our product candidates, and primarily include:

  •
  expenses, including salaries, benefits and non-cash share-based compensation expenses for research and development personnel;

  •
  expenses incurred under third party agreements with contract research organizations, or CROs, investigative sites and consultants in conducting clinical trials;

  •
  costs of acquiring and manufacturing clinical trial supplies;

  •
  costs associated with our discovery efforts and preclinical activities;

  •
  costs associated with non-clinical activities and regulatory approvals; and

  •
  costs associated with the maintenance and protection of our intellectual property.

        Direct development expenses and certain indirect overhead expenses associated with our research and development activities are allocated to our product candidates. The allocation of indirect overhead is based on management's estimate of the use of such resources on a program-by-program basis. Indirect costs related to our research and development activities that are not allocated to a product candidate, including salaries and benefits for our clinical development personnel, and costs associated with the development of TZP-201 and TZP-301 are included in "Other research and development" in the table below.

        Since inception, our research and development expenses have represented approximately 76% of our total operating expenses. The following table summarizes our research and development expenses for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2010
	2007	2008	2009
				(unaudited)
	(in thousands of dollars)
ulimorelin	$7,435	$10,950	$1,606	$544
TZP-102	2,971	4,091	2,782	3,159
Other research and development	4,580	4,016	2,948	4,001

Total research and development expenses	$14,986	$19,057	$7,336	$7,704

        We began tracking expenses for our ulimorelin development program since its inception in 2002, and program expenses from this time to September 2010 were approximately $27.4 million. In addition, we began tracking expenses for our TZP-102 development program since its inception in 2005, and program expenses from this time to September 2010 were approximately $14.7 million.

        We expect our research and development expenses to increase as we advance into later-stage development of our product candidates. We expect to fund our research and development expenses from our current cash and cash equivalents, a portion of the net proceeds from this offering, milestones and cost-sharing reimbursement payments received from collaboration agreements, if any, and potentially, additional financing transactions or collaboration arrangements.

        At this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates, or the period, if any, in which material net cash inflows may commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing our product candidates, including:

  •
  the initiation, progress, costs, results of and timing of our two planned Phase 3 clinical trials of ulimorelin for the management of POI following partial bowel resection surgery;

  •
  the need for, and the progress, costs and results of, any additional Phase 3 clinical trials of ulimorelin we may initiate based on the results of our planned clinical trials or our discussions with regulatory agencies, including any additional trials the FDA, EMA or other regulatory agencies may require evaluating the safety of ulimorelin;

  •
  the initiation, progress, costs, results of and timing of our planned Phase 2b clinical trial of TZP-102 for treatment of diabetic gastroparesis and future clinical trials of TZP-102;

  •
  the costs and timing of obtaining regulatory approval in the United States and abroad for our product candidates;

  •
  the FDA's willingness to review our TZP-102 application under the fast track development program;

  •
  the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights globally;

  •
  the costs and timing of obtaining or maintaining manufacturing for our product candidates, including commercial manufacturing if any of our product candidates is approved;

  •
  the costs and timing of establishing sales and marketing capabilities in selected markets; and

  •
  the terms and timing of establishing collaborations, license agreements and other partnerships on terms favorable to us.

        Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements provide a fixed fee or unit price for services performed. Payments under the contracts depend on factors such as the successful enrollment of patients or the achievement of clinical trial milestones. Expenses related to clinical trials generally are accrued based on services performed at contractual amounts and the achievement of milestones such as number of patients enrolled. If timelines or contracts are modified based upon changes to the clinical trial design or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

        A change in the outcome of any of these variables with respect to the development of a product candidate could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

  General and Administrative

        General and administrative expenses consist primarily of compensation for employees in executive and administrative functions including non-cash, share-based compensation expense, costs associated with our corporate infrastructure, and professional fees for business development, market research, accounting and legal services.

        We anticipate that our general and administrative expenses will continue to increase primarily for the following reasons:

  •
  increased expenses for sales and marketing activities in preparing for commercial launch of our product candidates prior to regulatory approval;

  •
  increased administrative personnel related expenses required to support our growth as we continue to develop our product candidates; and

  •
  increased costs of operating as a public company including costs associated with regulatory compliance, corporate governance, insurance and consulting fees for our legal, accounting and investor relations activities.

  Interest Expense, Net

        Interest income consists of interest earned on our cash and cash equivalents. We expect our interest income to increase following this offering as we invest the net proceeds from the offering pending their use in our operations.

        Interest expense to date has consisted primarily of interest expense on convertible shareholder notes payable and long-term debt and the amortization of debt discounts and debt issuance costs. We amortize debt issuance costs over the life of the notes which are reported as interest expense in our statements of operations.

  Other Income (Expense), Net

        Other income and expense, to date has primarily consisted of costs incurred from extinguishment of debt and gains and losses on foreign currency transactions primarily from purchases made by Tranzyme Pharma.

Results of Operations

        The following table summarizes our results of operations for the periods indicated:

				Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
		(in thousands of dollars)
Licensing and royalty revenue	$337	$357	$617	$161	$4,157
Research revenue	—	—	111	—	1,451

Total Revenue	337	357	728	161	5,608
Operating expenses:
Research and development	14,975	19,057	7,336	5,900	7,704
General and administrative	2,719	3,323	3,377	2,500	2,863

	17,694	22,380	10,713	8,400	10,567

Operating loss	(17,357)	(22,023)	(9,985)	(8,239)	(4,959)
Interest expense, net	(11)	(279)	(1,503)	(1,109)	(1,095)
Other income (expense), net	129	486	314	163	(104)

Net loss	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

  Revenues

        Licensing and royalty revenue and research revenue were collectively $5.6 million for the nine months ended September 30, 2010 as compared to $161,000 for the nine months ended September 30, 2009. The $5.4 million increase in revenues during the nine month period ended September 30, 2010, is primarily due to an increase in licensing and royalty revenue from the amortization of upfront licensing fees pursuant to our collaboration agreement with BMS in the amount of $3.0 million and from our license agreement with Norgine in the amount of $1.0 million. In addition, we recognized $1.5 million of research revenue for reimbursable expenses pursuant to the BMS agreement to support the collaborative discovery efforts for the nine months ended September 30, 2010. We had no research revenue during the nine months ended September 30, 2009.

  Research and Development

        Research and development operating expenses were $7.7 million for the nine months ended September 30, 2010, an increase of $1.8 million, as compared to $5.9 million for the nine months ended September 30, 2009. The 31% increase was primarily due to an increase in Phase 2 clinical trial expenses of $1.3 million for TZP-102, an increase of $422,000 for personnel related expenses incurred in connection with increasing our research staff to support our collaboration with BMS, an increase of $176,000 for legal expenses related to our maintenance and prosecution of our intellectual property portfolio and an increase of $347,000 for research supplies purchased to support our research and development activities, partially offset by a $445,000 decrease in clinical trial expenses as we concluded the Phase 2 clinical trials for ulimorelin.

  General and Administrative

        General and administrative expenses were $2.9 million for the nine months ended September 30, 2010, an increase of $363,000, as compared to $2.5 million for the nine months ended September 30, 2009. The 15% increase in general and administrative expenses was primarily due to an increase in legal and other professional fees related to our financing and collaboration and license agreement activities.

  Interest Expense, Net

        Interest expense, net was $1.1 million for each of the nine months ended September 30, 2009 and 2010.

  Other Income (Expense), Net

        For the nine months ended September 30, 2010, we incurred $104,000 of losses on foreign currency transactions as compared to $163,000 of other income for the same period of 2009.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

  Revenues

        Revenues were $728,000 for the year ended December 31, 2009 as compared to $357,000 for the year ended December 31, 2008. The $371,000 increase in revenue for the year ended December 31, 2009, was primarily due to recognition of licensing and royalty revenue of $290,000 related to the amortization of an upfront payment pursuant to the BMS agreement and research revenues of $110,000 for reimbursable expenses to support collaborative discovery efforts associated with the BMS collaboration. For the years ended December 31, 2008 and 2009, we recognized $357,000 and $326,000, respectively, of licensing and royalty revenues from various license and marketing agreements.

  Research and Development Expenses

        Research and development expenses were $7.3 million for the year ended December 31, 2009, a decrease of $11.8 million, as compared to $19.1 million for the year ended December 31, 2008. The 62% decrease was primarily due to an $8.0 million decrease in clinical trial expenses as we completed our Phase 2 clinical trial for ulimorelin. In addition, costs for our preclinical and early discovery development activities as our product candidates advanced into clinical development decreased by $3.8 million including a $594,000 decrease in personnel related expenses resulting from a reduction in the number of employees in our research operations.

  General and Administrative Expenses

        General and administrative expenses were $3.4 million for the year ended December 31, 2009 as compared to $3.3 million for the year ended December 31, 2008. The 3% increase was primarily due to a $447,000 increase in consulting and other professional fees for our business development activities offset by a $259,000 decrease in personnel related expenses and a $134,000 decrease in other costs related to our corporate infrastructure.

  Interest Expense, Net

        Interest expense, net was $1.5 million for the year ended December 31, 2009 as compared to $279,000 for the year ended December 31, 2008. The $1.2 million increase in interest expense, net for the period ended December 31, 2009 as compared to 2008, was primarily due to an increase of $634,000 for the non-cash accretion of interest related to our convertible shareholder notes and a $501,000 increase for interest paid on our term loan offset by a decrease in income from our investments of $89,000.

  Other Income, (Expense) Net

        Other income, net was $314,000 for the year ended December 31, 2009 as compared to $486,000 for the year ended December 31, 2008. The $172,000 decrease in other income for the period ended December 31, 2009 as compared to 2008, was primarily due to a $144,000 gain on early extinguishment of debt recognized in 2008, and a $28,000 decrease in losses associated with our foreign currency transactions.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

  Revenues

        Revenues for the year ended December 31, 2008 were $357,000, as compared to $337,000 for the year ended December 31, 2007. The $20,000 increase was primarily due to an increase in licensing and royalty revenues from our license and marketing agreements.

  Research and Development Expenses

        Research and development expenses for the year ended December 31, 2008 were $19.1 million, an increase of $4.1 million, as compared to $15.0 million for the year ended December 31, 2007. The 27% increase in research and development expenses was primarily due to a $1.6 million increase in Phase 1 clinical trial activities for TZP-102, an increase of $2.3 million for Phase 2 clinical trial activities for ulimorelin, and an increase of approximately $386,000 for personnel related expenses including non-cash share-based compensation, partially offset by a decrease of $155,000 for preclinical and early discovery development activities.

  General and Administrative Expenses

        General and administrative expenses for the year ended December 31, 2008 were $3.3 million, an increase of $604,000, as compared to $2.7 million for the year ended December 31, 2007. The 22% increase in general and administrative expenses was primarily due to a $165,000 increase in personnel related expenses including non-cash share-based compensation and a $439,000 increase in other professional fees and services including legal fees related to our business development activities.

  Interest Expense, Net

        Interest expense, net includes interest income on our cash investments and interest expense for our convertible notes and term loans. Interest expense, net was $279,000 for the year ended December 31, 2008 as compared to $11,000 for the year ended December 31, 2007. The $268,000 increase in interest expense, net for the period ended December 31, 2008 as compared to 2007, was primarily due to a decrease in interest income on our cash investments. Interest income decreased as a result of a decline in interest rates for the period ended December 31, 2008 as compared to the same period of 2007.

  Other Income (Expense), Net

        Other income (expense), net includes gains and losses on early extinguishment of debt and gains and losses on foreign currency transactions. Other income (expense), net was $486,000 for the year ended December 31, 2008 as compared to $129,000 for the year ended December 31, 2007. The $357,000 increase in other income for the period ended December 31, 2008 was primarily due to a $144,000 gain on early extinguishment of debt and a $213,000 gain on foreign currency transactions as compared to the period ended December 31, 2007.

Liquidity and Capital Resources

  Sources of Liquidity

        We have financed our operations primarily through private placements of common stock and convertible preferred stock, issuance of convertible promissory notes to our shareholders, upfront payments from strategic partnerships, bank and other lender financing and development grants from governmental authorities. Our financing sources have included:

  •
  proceeds of approximately $51.0 million from the sale of our and our subsidiary's common stock and convertible preferred stock;

  •
  proceeds of approximately $22.2 million from the issuance of convertible promissory notes by us and Tranzyme Pharma Inc.;

  •
  proceeds of approximately $18.8 million in upfront payments and royalty fees from collaboration and license agreements; and

  •
  proceeds of approximately $23.5 million from the issuance of promissory notes primarily to bank and other lenders.

        As of September 30, 2010, we had $11.7 million in cash and cash equivalents. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash equivalents are invested primarily in money market funds which are currently providing only a minimal return.

  Cash Flows

        The following table sets forth the primary sources and uses of cash for each of the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands of dollars)
Net cash used in operating activities	$(16,980)	$(19,132)	$(1,333)	$(9,907)	$(1,928)
Net cash used in investing activities	(231)	(62)	(285)	(8)	(818)
Net cash provided by (used in) financing activities	20,007	18,253	8,883	9,451	(408)
Effect of exchange rate changes on cash	(73)	(718)	(482)	(86)	438

Net increase (decrease) in cash and cash equivalents	$2,723	$(1,659)	$6,783	$(550)	$(2,716)

  Cash Used in Operating Activities

        Net cash used in operating activities during these periods primarily reflected our net losses and changes in working capital, partially offset by non-cash charges including depreciation expense, share-based compensation expense and non-cash interest expense on convertible promissory notes. The net cash used in operating activities decreased $17.8 million in 2009 as compared to 2008 primarily due to a decrease in development costs as we completed our Phase 2 clinical trials of ulimorelin and receipt of a $10.0 million upfront license fee for our collaboration agreement with BMS. Net cash used in operating activities decreased $8.0 million for the nine months ended September 30, 2010 as compared to 2009 principally due to our receipt of $8.0 million from our collaboration agreement with Norgine.

  Cash Used in Investing Activities

        Net cash used in investing activities for all periods was primarily due to the purchase of laboratory and other equipment to support our research and development activities. In the nine months ended September 30, 2010, the equipment purchases were made to support our collaboration with BMS.

  Cash Used in Financing Activities

        Net cash provided by financing activities for 2007 was primarily due to receipt of $20.9 million, net of issuance costs, from the sale of 15,852,283 shares of our Series A convertible preferred stock and the sale of 5,147,717 shares of Class A preferred exchangeable stock in Tranzyme Pharma, offset by $1.0 million in principal payments on our term loan. Net cash provided by financing activities for 2008 was primarily due to $10.0 million, net of issuance costs, from the sale of 7,602,283 shares of our Series A convertible preferred stock and the sale of 2,397,717 shares of Class A preferred exchangeable stock in Tranzyme Pharma. In addition, we issued $5.0 million of convertible promissory notes to shareholders and entered into a term loan agreement with two lenders for $6.3 million which was partially offset by aggregate payments of $3.1 million on our term loans. Net cash provided by financing activities for the nine months ended September 30, 2009 and for the year ended December 31, 2009 included the issuance of $10.0 million of convertible promissory notes to shareholders partially offset by principal payments on our term loan. Net cash used in financing activities for the nine month period ended September 30, 2010 was primarily due to $1.6 million, net of issuance costs, from the sale of 1,047,120 shares of our Series B convertible preferred stock to Norgine, partially offset by principal payments on our term loans.

  Credit Facilities

        On October 2, 2008, we entered into a convertible note agreement with certain preferred stockholders to borrow up to $15.0 million in three tranches of $5.0 million each. The average interest rate on the notes was approximately 5.8% annually and matured on September 30, 2010. On September 30, 2010, the notes plus accrued interest converted into 13,884,004 shares of our Series A convertible preferred stock and 2,577,660 shares of Class A exchangeable preferred stock of Tranzyme Pharma.

        On December 3, 2008, we entered into a loan and security agreement with Silicon Valley Bank and Oxford Finance Corporation. This loan and security agreement consisted of a $6.3 million term loan. The amounts owed under the 2008 loan agreement were to be repaid in monthly installments of principal and interest over a three-year period ending December 31, 2011. The 2008 term loan carried an annual interest rate of 12.09% and was secured by our assets, excluding our intellectual property.

        On September 30, 2010, we entered into a term loan and security agreement with Oxford Finance Corporation and Compass Horizon Funding Company for $13.0 million. The proceeds of the loan were received on October 1, 2010 and we used a portion of the proceeds from the 2010 term loan to repay the outstanding principal and interest on the 2008 term loan. The 2010 term loan bears interest at an annual interest rate of 10.75% and is secured by our assets, excluding our intellectual property. The 2010 term loan matures on January 1, 2014 and requires interest only payments for the first nine months and principal and interest payments for the following 30 months. Upon payment of the final monthly installment of the 2010 term loan, or the remaining balance in the case of a prepayment, we will also pay an end-of-term fee of approximately $520,000. In addition, in the event of prepayment we will pay a prepayment fee ranging from 6% to 1%, based on time to maturity, of the principal amount of the loan at the time of repayment.

        The 2010 loan and security agreement also contains certain financial and nonfinancial covenants, including limitations on our ability to transfer assets, engage in any change of control transaction, incur additional indebtedness, pay dividends, make investments and engage in transactions with affiliates. Upon an event of default, the lenders may declare the unpaid principal amount of all outstanding loans and interest accrued under the 2010 loan and security agreement to be immediately due and payable, and exercise their security interests and other rights under the credit agreement. As of September 30, 2010, we were in compliance with the covenants under our loan and security agreement.

  Capital Resources and Funding Requirements

        We expect to continue to incur substantial operating losses in the future and that our operating expenses will increase as we continue developing our product candidates and begin to operate as a public company. We will require substantial amounts of capital in the future for clinical trials and regulatory and commercialization activities for our products. Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2009.

        We believe that our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our anticipated operating requirements for at least the next 30 months. We have based this estimate on assumptions that may prove to be wrong resulting in the use of our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, including our ability to enter into collaborations with third parties to participate in development and commercialization of our product candidates, we are unable to estimate the amount of increased capital required to become profitable. Our future funding requirements will depend on many factors, including:

  •
  the scope, progress and results of our clinical trials for ulimorelin and TZP-102;

  •
  the costs and timing involved in obtaining regulatory approvals for our product candidates;

  •
  the market acceptance of our product candidates, if approved, and related success in commercializing and generating sales from our product candidates if approved by the regulatory authorities;

  •
  the costs of developing manufacturing capabilities to support our commercialization activities;

  •
  the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

  •
  the number and characteristics of product candidates that we pursue;

  •
  the timing and amount of payments received under new or existing strategic collaboration agreements, if any, including upfront payments, milestone payments and royalties;

  •
  the amount of cost sharing under new or existing strategic collaboration agreements, if any;

  •
  our ability to hire qualified employees at salary levels consistent with our estimates to support our growth and development, including additional general and administrative personnel as a result of becoming a public company; and

  •
  the costs of developing our anticipated internal sales, marketing and distribution capabilities.

        Until we obtain regulatory approval to market our product candidates, if ever, we cannot generate revenues from sales of our products. Even if we are able to sell our products, we may not generate a sufficient amount of product revenues to finance our cash requirements. Accordingly, we may need to obtain additional financing in the future which may include public or private debt and equity financings, entering into product and technology collaboration agreements or licenses and asset sales. There can be no assurance that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities at the date of the financial statements, as well as reported revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included later in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

        Our revenues consist primarily of licensing and royalty revenue as well as research revenue, which consists of fees for research services from license or collaboration agreements. The terms of these collaboration agreements typically include payment to us of one or more of the following: non-refundable, upfront payments, payments and reimbursements of research and/or development efforts and activities, contingent milestone payments and royalties on product sales.

        When evaluating multiple element arrangements, we consider whether the components of the arrangement represent separate units of accounting. This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If we determine they are separable, we must determine a revenue recognition policy for each separate unit. If we determine the arrangement constitutes a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement.

        We typically receive upfront, nonrefundable payments when licensing our intellectual property in conjunction with a research and development agreement. We believe that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that we provide under our agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront, nonrefundable payments as licensing and royalty revenue on a straight-line basis over the estimated period of time over which our involvement represents a substantive performance obligation, which is typically the term of our research and development obligations. If we cannot reasonably estimate when our performance obligation ends, then revenue is deferred until we can reasonably estimate when the performance obligation ends. As a result, we often are required to make estimates regarding drug development and commercialization timelines for compounds being developed pursuant to a strategic collaboration agreement. Because the drug development process is lengthy and our strategic collaboration agreements typically cover activities over several years, this approach has resulted in the deferral of significant amounts of revenue into future periods. In addition, because of the many risks and uncertainties associated with the development of drug candidates, our estimates regarding the period of performance may change in the future. Any change in our estimates could result in substantial changes to the period over which the revenues from upfront payments are recognized. To date, we have had no material changes to our estimated periods of continuing involvement under our existing strategic collaboration agreements. Also, royalty revenue resulting from applicable licensing agreements is recognized in licensing and royalty revenue as applicable licensed products are sold.

        Our strategic partnership agreements may also contain contingent milestone payments. At the inception of each agreement that includes contingent milestone payments, we evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized upon successful accomplishment of the milestones if all of the following conditions are met: (i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation milestone. Payments received or reasonably assured after performance obligations are fully met are recognized in licensing and royalty revenue as earned.

        Because the recognition of a substantive milestone under a collaboration agreement typically requires the completion of a number of activities conducted over a significant period of time, the expenses related to achieving the milestone often are incurred prior to the period in which the milestone payment is recognized. When we do achieve milestones that we consider substantive under any of our collaborations, we may experience significant fluctuations in our licensing and royalty revenues from quarter-to-quarter and year-to-year depending on the timing of achieving such substantive milestones.

        Our collaboration agreements may also include payment for research and development services provided by us on a contractual rate and direct expense basis. We record such payments as research revenue in accordance with the agreements when we act as principal in the transaction. In addition, certain of our collaboration agreements contain cost-sharing provisions for development activities. Reimbursable amounts received under these provisions are reflected as a reduction of research and development expense.

  Research and Development Expenses

        We expense all research and development expenses as incurred including expenses incurred under our cost-sharing collaboration. Research and development expenses include costs incurred in performing research and development activities; personnel related expenses including share-based compensation expense; laboratory and clinical supplies; facilities expenses; overhead expenses; and fees for contractual services, including preclinical studies, clinical trials and clinical manufacturing expenses. We estimate clinical trial expenses based on the services received pursuant to contracts with research institutions and contract research organizations, or CROs, that conduct and manage clinical trials on our behalf. We accrue service fees based on work performed, which relies on estimates of total costs incurred based on milestones achieved, patient enrollment and other events. The majority of our service providers invoice us in arrears, and to the extent that amounts invoiced differ from our estimates of expenses incurred, we accrue for additional costs. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and cash flows. To date, we have not experienced any events requiring us to make material adjustments to our accruals for service fees. If we do not identify costs that we incurred or if we underestimate or overestimate the level of services performed, our actual expenses could differ from our estimates which could materially affect our results of operations. Adjustments to our accruals are recorded as changes in estimates become evident. In addition to accruing for expenses incurred, we may also record payments made to service providers as prepaid expenses that we will recognize as expense in future periods as services are rendered.

  Share-based Compensation Expense

        We record share-based awards to employees, including stock options, at their fair value as of the grant date and recognize expense on a straight-line basis over the employee's requisite service period, which is generally the vesting period of the award. Share-based payment transactions with nonemployees are measured using either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In the case of equity instruments for which the number of shares or other specific terms are not measurable at the time of issuance, we determine whether a measurement date has occurred, and once a measurement date has been determined, we estimate the fair value of the equity instrument granted to the nonemployee using the Black-Scholes valuation model. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

        We reported share-based compensation expense for stock options granted to employees in our statements of operations as follows:

	Years Ended December 31,			Nine-months ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands of dollars)
Research and development	$22	$208	$133	$97	$89
General and administrative	100	248	234	178	151

	$122	$456	$367	$275	$240

        We recognized $1,000 in share-based compensation expense related to options issued to nonemployees for the periods ended December 31, 2007 and 2008. No share-based compensation expense for nonemployees was recognized for the year ended December 31, 2009 and for the nine-months ended September 30, 2009 or 2010.

        No options were granted or exercised during the year ended December 31, 2009 or for the nine months ended September 30, 2010.

        We calculate the fair value of share-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including stock price volatility and the expected life of stock options. As a private company, we do not have sufficient history to estimate the volatility of our common stock price or the expected life of our options. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies, or guideline peer group, for which the historical information is available. We will continue to use the guideline peer group volatility information until the historical volatility of our common stock is relevant to measure expected volatility for future option grants. The assumed dividend yield is based on our expectation that we will not pay dividends in the foreseeable future. We determine the average expected life of stock options according to the "simplified method" as described in Staff Accounting Bulletin 110, which is the mid-point between the vesting date and the end of the contractual term. We determine the risk-free interest rate by reference to implied yields available from five-year and seven-year U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 are set forth in Note 9 of our financial statements appearing at the end of this prospectus.

        There is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined using an option-pricing model, that value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions when valuing our options, the compensation expense that we record in the future may differ significantly from what we have historically reported.

        For the options granted in the years ended December 31, 2007 and 2008, our board of directors estimated the fair value for our common stock, with input from management. Given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including:

  •
  our stage of development and business strategy;

  •
  the price per share at which our redeemable convertible preferred stock was issued to investors and the rights, preferences and privileges of the preferred stock relative to the common stock;

  •
  our financial condition and book value;

  •
  economic and competitive elements affecting us, our industry and our target markets;

  •
  our projected operating results;

  •
  a comparative analysis of our financial condition and operating results with those of publicly-owned companies engaged in similar lines of business;

  •
  the current and historical relationship between the reported stock prices and revenue and earning levels of selected publicly traded companies engaged in similar lines of business;

  •
  important developments relating to the results of our clinical trials; and

  •
  the likelihood of achieving a liquidity event for our outstanding shares of stock.

Qualitative and Quantitative Disclosures About Market Risk

  Foreign Currency Risk

        We incur a substantial amount of our research and development expenses through our Canadian subsidiary. In addition, we contract with third-party providers to manufacture product and to conduct clinical trials and perform other research and development activities in Europe. Accordingly, we are exposed to fluctuations in foreign currency exchange rates in connection with the liabilities incurred by us in these relationships. Pursuant to the terms of a strategic collaboration agreement we entered into in June 2010 with Norgine, the calculation of certain milestone payments and royalty payments, when earned, may be impacted by fluctuations in foreign exchange rates thereby impacting the amount of revenue we ultimately recognize from these payments. In addition, product revenues, if any, are expected to be generated from worldwide sales in various currencies. We do not currently hedge our exposures to foreign currency fluctuations.

  Market Risk

        We are also exposed to market risk related to changes in interest rates as it impacts our interest income. As of September 30, 2010, we had cash and cash equivalents of $11.7 million. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates as our cash equivalents are invested in interest-bearing money market funds. The goals of our investment policy are liquidity and capital preservation to fund our operations. Due to the short-term duration and low risk profile of our cash equivalents portfolio, a 10% change in interest rates would not have a material effect on interest income we recognize or the fair market value of our investments. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

  Interest Risk

        The interest rates on our notes payable are fixed. Therefore, we are not exposed to market risk from changes in interest rates as it relates to these interest-bearing obligations.

Contractual Commitments and Obligations

        The following table reflects a summary of our estimates of future material contractual obligations as of December 31, 2009. Future events could cause actual payments to differ from these estimates.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	More than 5 years
	(in thousands of dollars)
Convertible notes payable	$16,182	$16,182	$—	$—
Term loan	6,120	2,958	3,162	—
Operating lease obligations	124	124	—	—

Total	$22,426	$19,264	$3,162	$—

        On September 30, 2010, the convertible notes plus accrued interest converted into 13,884,004 shares of our Series A convertible preferred stock and 2,577,660 shares of Class A exchangeable preferred stock of Tranzyme Pharma. As a result, the convertible notes are no longer outstanding.

        The commitment under our term loan consists of the amounts outstanding under our 2008 notes and does not reflect commitment under our 2010 notes.

        The commitments under our operating leases shown above consist primarily of lease payments for our Durham, North Carolina, corporate headquarters and our Sherbrooke, Quebec, Canada subsidiary location. The amounts shown do not reflect the renewal of our Sherbrooke lease in 2010.

Off-Balance Sheet Arrangements

        We do not currently have nor have we had in the past any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU No. 2009-13 requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. This change increases the likelihood that deliverables within an arrangement will be treated as separate units of accounting, ultimately leading to less revenue deferral for many arrangements. The new accounting guidance is effective beginning January 1, 2011, and earlier application is permitted. We do not believe ASU 2009-13 will have a material impact on our financial statements.

        In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Milestone Method of Revenue Recognition, or ASU 2010-17. ASU 2010-17 defines a milestone event and permits an entity to make an accounting policy election to recognize a payment that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and interim periods within those years, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. Early adoption is permitted. We are in the process of evaluating the potential impact of adopting ASU 2010-17 on our financial results.

BUSINESS

Overview

        We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel, first-in-class small molecule therapeutics for the treatment of gastrointestinal (GI) motility disorders in both the acute (hospital-based) and chronic settings. It is estimated that GI motility disorders, which are sometimes referred to as functional GI disorders, affect two in five people in the United States alone. While GI motility disorders are a highly prevalent group of persistent and recurring conditions, they are not well understood. These conditions can affect any part of the GI tract, from the esophagus to the stomach, to the small and large intestines and to the rectum. They are characterized by long-term unpredictable symptom episodes and sometimes disabling effects. They cause tremendous societal burden in terms of both monetary and personal costs. There are currently few safe and effective therapeutic options to treat motility disorders.

        Our two clinical stage product candidates, ulimorelin, which is entering Phase 3, and TZP-102, which is entering Phase 2b, target the ghrelin receptor, a novel mechanism of action with a highly potent and direct role in the stimulation of GI motility. This mechanism of action is separate and distinct from the mechanisms utilized by prior GI motility drugs. Prior drugs targeted GI function primarily through either the serotonin or dopamine receptors and had significant safety issues, resulting in product recalls. We believe our product candidates have the potential to offer a safe and effective treatment for GI motility disorders, an area of significant unmet medical need.

  Ulimorelin (Intravenous Ghrelin Agonist)

        Ulimorelin is an intravenous ghrelin agonist entering Phase 3 clinical development for the management of postoperative ileus, or POI. Ulimorelin is designed to accelerate the return of normal GI function in patients suffering from acute GI disorders. We believe ulimorelin has the potential to improve clinical outcomes in patients experiencing loss of motility function in conditions such as POI and gastric stasis. Ulimorelin is administered intravenously, the ideal method of delivery in patients hospitalized with these conditions.

        To date, our ulimorelin clinical program has consisted of six trials involving 577 subjects, 365 of whom received ulimorelin. The results of these trials support our belief that ulimorelin will be a safe and effective treatment for improving multiple symptoms associated with acute GI motility disorders. In our Phase 2 POI trial, GI recovery following partial bowel resection surgery was accelerated by approximately 24 hours in patients receiving ulimorelin, as compared to those receiving placebo. In addition, we observed a favorable safety profile for ulimorelin. We expect to commence two multinational Phase 3 trials for the management of POI in the first half of 2011. Each trial will enroll 300 patients and will be conducted at approximately 50 sites in North America and Europe. Based on discussions with the U.S. Food and Drug Administration, or FDA, at our End of Phase 2 meeting, and the advice we received from the European Medicines Agency, or EMA, the primary endpoint for our Phase 3 program will be acceleration of GI recovery in patients undergoing partial bowel resection.

  TZP-102 (Oral Ghrelin Agonist)

        TZP-102 is an orally-administered ghrelin agonist that we are developing for diabetic gastroparesis, an upper GI motility disorder. Gastroparesis is a debilitating, chronic condition characterized by slow or delayed gastric emptying and gastric retention that can be caused by any disease that induces neuromuscular dysfunction of the GI tract, notably diabetes. Up to 4% of the population in the United States experiences symptomatic manifestations of gastroparesis. There are currently no safe and effective therapies on the market for treating this disorder. As a result, the FDA granted TZP-102 fast track status for the treatment of diabetic gastroparesis.

        We evaluated the efficacy and safety of TZP-102 in a 28-day, proof of concept Phase 2 trial of 92 patients with diabetic gastroparesis. TZP-102 was observed to be effective in improving the most prevalent and clinically relevant symptoms associated with gastroparesis in this patient population, while exhibiting a favorable safety profile. We expect to commence a 12-week, Phase 2b trial for the treatment of diabetic gastroparesis in the third quarter of 2011 and evaluate TZP-102 for the treatment of other upper GI disorders such as functional dyspepsia and refractory gastroesophageal reflux disease, or refractory GERD.

  Our Technology and Other Product Candidates

        All of our product candidates have been discovered using our proprietary Macrocyclic Template Chemistry (MATCH) technology platform, which enables us to construct synthetic libraries of drug-like, macrocyclic compounds in a predictable and efficient manner. In addition to our two most advanced product candidates, we are also developing a motilin antagonist, TZP-201, for the treatment of various forms of moderate-to-severe diarrhea, and a ghrelin antagonist, TZP-301, for the treatment of obesity and other metabolic diseases. We are planning to ultimately move both compounds into clinical development.

  Our Strategic Partnerships

        In June 2010, we entered into a license agreement with Norgine B.V., or Norgine, a leading, GI-focused European specialty pharmaceutical company, that provides Norgine with exclusive rights to develop and commercialize ulimorelin in Europe, Australia, New Zealand, Middle East, North Africa and South Africa. We retain rights to ulimorelin in all other territories, including North America, South America and all of Asia. The license permits Norgine to develop and commercialize ulimorelin only in injectable formulations. Norgine will share the cost of our planned Phase 3 clinical trials and the cost of procuring clinical manufacturing supply for the trials. In addition, we will receive milestone payments and royalties from the sale of ulimorelin in Norgine's territories.

        In December 2009, we entered into a strategic collaboration with Bristol-Myers Squibb Company, or BMS, to discover, develop and commercialize additional novel compounds discovered using our MATCH technology platform, other than our product candidates and internal programs, against a limited number of targets of interest to BMS. Under the terms of the agreement, BMS is funding our early lead discovery efforts on these targets and is also primarily responsible for optimizing the identified lead compounds. BMS will be solely responsible for preclinical and clinical development of all the products arising from this collaboration and for their commercialization globally. We will be entitled to development and regulatory milestone and royalty payments.

        We believe the quality as well as the breadth of our product candidate pipeline, technology platform, strategic collaborations and scientific team will enable us to become one of the leading companies focused on treating GI motility disorders.

Business Strategy

        Our objective is to develop and bring to market products to treat acute and chronic GI motility disorders that are not satisfactorily or safely treated with current therapies and that represent significant market opportunities. Our business strategy is to:

  •
  Continue development and pursue regulatory approval for our product candidates.  We are preparing our Phase 3 program for ulimorelin and expect to begin enrolling in two Phase 3 clinical trials for the management of POI in the first half of 2011. We are currently preparing to initiate a Phase 2b trial of TZP-102 in patients suffering from diabetic gastroparesis in the third quarter of 2011. We plan to conduct additional preclinical studies to bring additional product candidates in our pipeline into clinical development.

  •
  Pursue additional indications for ulimorelin and TZP-102.  GI motility is compromised by a number of disorders, for which there are few safe and effective treatment options. Therefore we believe our product candidates, which are designed to stimulate GI motility, may be applicable to treat several disorders in addition to those we are currently pursuing. As a result, we plan to evaluate our development and commercialization plans for both ulimorelin and TZP-102 to support additional indications, such as gastric stasis in critical care settings, functional dyspepsia and refractory GERD.

  •
  Explore partnerships to accelerate and maximize the potential of our product candidates while preserving significant commercialization rights.  As we continue to generate data on ulimorelin, TZP-102 and our other product candidates, we plan to investigate development and commercialization licensing strategies with strategic partners.

  •
  Explore building in-house capabilities that will allow us to effectively commercialize ulimorelin in the United States.  As ulimorelin progresses through its Phase 3 program, in addition to partnering, we intend to explore the development of our own hospital-based sales force and marketing capabilities to allow us to directly market ulimorelin in the United States, if approved by the FDA.

  •
  Leverage our MATCH platform to discover, develop and commercialize a pipeline of first-in-class products with discovery partners.  All of our product candidates to date have been discovered using our proprietary MATCH drug discovery platform. We intend to continue to explore additional funded collaborations leveraging our MATCH drug discovery platform.

The Gastrointestinal Market

        The health of the GI system has a major effect on an individual's daily activities and quality of life. A retrospective review published by the National Institute of Diabetes and Digestive and Kidney Diseases estimated that in 2004 there were more than 97 million ambulatory care visits with a diagnosis of a GI disorder in the United States alone. The annual cost of these GI disorders in 2004, not including digestive cancers and viral diseases, was estimated to be greater than $114.0 billion in direct and indirect expenditures, including hospital, physician and nursing services as well as over-the-counter and prescription drugs.

        In 2008, Research and Markets in Business Insights estimated worldwide sales of GI drugs to be worth $49.9 billion, of which sales in the United States of $18.8 billion represented 38% of this market, the largest percentage by value. Four major GI market segments can be distinguished:

  •
  upper GI disorders resulting from impaired motility along the upper GI tract, including GERD, gastroparesis and functional dyspepsia;

  •
  lower GI disorders resulting from impaired motility affecting the small and large intestines, such as constipation and irritable bowel syndrome, or IBS;

  •
  inflammatory GI disorders such as Crohn's disease and ulcerative colitis; and

  •
  disorders of organs involved in the digestive process, such as gallbladder, liver and pancreas.

        Historically GI product development efforts have focused on indications with the largest patient populations such as GERD, constipation, peptic ulcers and IBS. As a result, limited innovation has occurred in other segments of the GI market, such as upper GI motility disorders, even though these disorders affect several million patients worldwide. Consequently, due to the limited safe and effective treatments available for upper GI motility disorders, we believe there is a substantial market opportunity for us to address significant unmet medical needs.

        We have focused our attention on developing products to treat patients suffering from predominately upper GI motility disorders, identifying conditions and diseases such as POI, gastric stasis and gastroparesis as areas of high unmet medical needs with few, if any, effective and safe treatment options.

  GI Motility Disorders

        Motility disorders are one of the most common GI disorders. Motility disorders affect the orderly contractions or relaxation of the GI tract which move contents forward and prevent backwards egress. This is important in the normal movement of food throughout the GI tract.

        Motility disorders are sometimes referred to as functional GI disorders to highlight that many abnormalities in gut function can occur even when structure is normal. Functional GI disorders affect the upper and lower GI tract and include gastroparesis, GERD, functional dyspepsia, constipation and IBS. It has been estimated by the International Foundation for Functional Gastrointestinal Disorders that two in five people in the United States suffer from functional GI disorders, having symptoms such as abdominal pain, nausea, vomiting, constipation, diarrhea, bloating, decreased appetite, early satiety, swallowing difficulties, heartburn or incontinence.

  Postoperative Ileus

        Postoperative ileus, or POI, refers to lack of GI motility after surgery before normal bowel function resumes, and can affect the stomach, small intestine or colon. POI is associated most commonly with major abdominal surgery, such as bowel resection, but it is also a well-recognized complication after gynecological surgeries, and may occur with other non-GI-related procedures including extraperitoneal surgery, joint replacement and cardiovascular surgery.

        POI is considered to be an inevitable response to major abdominal surgery and often complicates postoperative care. Delayed gastric emptying and disrupted intestinal motility are the main factors leading to POI. Patients with POI often endure symptoms of nausea and vomiting, abdominal pain and cramping, bloating, abdominal distention and the inability to pass stool. During this time, patients are not able to tolerate solid food or have bowel movements, the resumption of which are required before the patient may be released from the hospital. POI may also be responsible for numerous postoperative complications, including infection, difficulty breathing, pneumonia and poor wound healing.

        The mechanism of POI is multi-faceted, and includes neural and inflammatory responses to surgical trauma. Opioid drugs used for postoperative pain may also contribute to POI by decreasing colonic motility via stimulation of mu-opioid receptors.

        The economic burden of POI is considerable. There are an estimated 360,000 bowel resection surgeries performed annually in the United States. A retrospective review titled, "Economic Burden of Postoperative Ileus Associated with Colectomy in the United States," published in the Journal of Managed Care Pharmacy in 2009, of more than 17,000 patients in the United States in 2004 who underwent bowel resection surgery found that the mean hospital length of stay for patients suffering from prolonged POI was almost four full days longer. One of the key objectives of effective therapy is to accelerate postoperative GI recovery and enable hospital discharge as soon as possible.

  Gastroparesis

        Gastroparesis is a debilitating, chronic condition that has a significant impact on patients' lives. It is characterized by slow or delayed gastric emptying and evidence of gastric retention in the absence of mechanical obstruction. Muscular contractions in the stomach, which move food into the intestine, may be too slow, out of rhythm or cease altogether. As a result, the contents in the stomach do not move efficiently through the GI tract, resulting in multiple symptoms, including nausea, early satiety, bloating and upper abdominal pain.

        Gastroparesis can be a manifestation of many systemic illnesses, arise as a complication of select surgical procedures, or develop due to unknown causes. According to the American Motility Society Task Force on Gastroparesis in an article titled "Treatment of Gastroparesis: A Multidisciplinary Clinical Review," published in Neurogastroenterology and Motility in 2006, up to 4% of the population in the United States experiences symptomatic manifestations of gastroparesis. Any disease inducing neuromuscular dysfunction of the GI tract can result in gastroparesis, with diabetes being one of the leading known causes. In one study published in Current Gastroenterology Reports in 2007, it was reported that 29% of gastroparesis cases were found in association with diabetes, 13% developed as a complication of surgery and 36% were due to unknown causes. As the incidence of diabetes rises worldwide, the prevalence of gastroparesis is expected to rise correspondingly.

  Gastric Stasis in Critical Care

        A major treatment challenge in the critical care population is impaired gastrointestinal tract motility in the form of delayed gastric emptying. As a result, patients may not be able to eat normally due to the accumulation of gastric content and increased risks of vomiting and aspiration. Consequently, adequate nutrition, hydration, and electrolyte balance can be difficult to maintain and often necessitates the use of intravenous nutritional supplementation. This mode of nutritional supplementation in the critically ill patient population is expensive and associated with infection and a variety of metabolic abnormalities.

        Critical care patients with diminished GI motility also demonstrate impaired immunity and a subsequent increased incidence of systemic infections, including aspiration pneumonia, ICU-acquired sepsis and multi-organ dysfunction. The attenuated immunity is thought to be due to the inability to use the GI tract for nutrition. An intravenously-administered motility agent is a priority for such patients to improve gastric motility by increasing the tolerability and volume of normal feeding. Interventions that result in improved patient nutrition delivery have the potential to improve patient outcomes, resulting in reduced length of hospital stay and related costs.

        According to Critical Care Statistics in the United States produced by the Society for Critical Care Medicine in 2006, there are approximately 6,000 critical care units in the United States alone, caring for 55,000 critically ill patients each day. Delayed gastric emptying is common, occurring in approximately 50% of mechanically ventilated critically ill patients as published in the World Journal of Gastroenterology in 2007. According to a study published in Nutrition in Clinical Practice in 2010, GI dysfunction also occurs in approximately 80% of patients with burn injuries, 67% of patients with increased intracranial pressure after head injury, 70% of multi-trauma patients, 60% of patients with sepsis, 33% of patients with respiratory failure and 30% of patients with cardiac injury.

Limitations of Current and Historical Promotility Treatments

        Drugs that induce the resumption of normal GI motility have been tried for many years. Currently, there are limited treatment options for upper GI motility disorders. Promotility drugs such as Propulsid (cisapride) and Zelnorm (tegaserod), which, according to publicly available information, had global sales in excess of $1.0 billion and $500 million, respectively, have been taken off the market for safety reasons. Reglan (metaclopramide), the only therapy presently indicated for the treatment of upper GI motility disorders, has received a blackbox warning from the FDA due to serious safety concerns. In addition erythromycin, an antibiotic, has shown limited efficacy, although it is not indicated for the treatment of upper GI motility disorders.

        Propulsid (cisapride), a serotonin receptor modulator, was originally brought to the market in the United States to treat nocturnal GERD. It was also used for a variety of motility disorders, such as gastroparesis, functional dyspepsia and refractory GERD. Cisapride, which launched in 1993, reached sales in excess of $1 billion in 1999, according to publicly available information. However, cisapride was voluntarily withdrawn from the market in 2000 when the risk of serious cardiac arrhythmias and death was believed to outweigh the health benefit.

        Zelnorm (tegaserod), a serotonin receptor modulator, was approved in the United States in 2002 for the short-term treatment of IBS with constipation in women, followed later by an approval for chronic constipation in 2004. Tegaserod was also believed to have some activity in upper GI motility disorders and reached sales in excess of $500 million in 2006, according to publicly available information. However, tegaserod was withdrawn from the marketplace in 2007 due to an increased risk of ischemic events, including heart attacks and strokes.

        Reglan (metoclopramide), a mixed dopamine and serotonin receptor modulator, is the only drug indicated for the treatment of diabetic gastroparesis in the United States. Metoclopramide is somewhat effective for short-term use only; however, approximately 20% of patients must discontinue therapy due to intolerance and acute side effects, predominantly an involuntary movement disorder, known as tardive dyskinesia, the symptoms of which mimic Parkinson's disease. Even with this limitation, according to data licensed by us from IMS Health and included in the IMS National Sales Perspectives from 2006 through 2008, approximately 958 million extended units of various formulations of metoclopramide were sold in 2008. In February 2009, the FDA required that a black box warning be added to the metoclopramide label because of the risk of tardive dyskinesia with long-term use, and recommended that its use be limited to 12 weeks.

        Erythromycin is a macrolide antibiotic that also is a motilin receptor agonist. While it has demonstrated limited efficacy in upper GI motility disorders, its use is associated with concerns for bacterial infection and development of antibiotic resistance. Like cisapride, erythromycin has significant potential to interact with other medications and has also been associated with cardiac arrhythmias and death.

        One additional medication, Motilium (domperidone), a dopamine receptor modulator, is not FDA-approved, but is available in the United States through various compounding pharmacies under a specific FDA restricted-access program. The efficacy of domperidone as a promotility agent is not fully established. In addition, studies have also demonstrated that domperidone, like cisapride, may cause heart rhythm abnormalities.

        Two agents, Entereg (alvimopan) and Relistor (methylnaltrexone), have recently been developed to counteract the negative effects of opioids on GI tract motility.

        Entereg (alvimopan), which was approved in the United States in 2008, is the only medication indicated for POI. Alvimopan is a peripherally acting, mu-opioid receptor antagonist that inhibits the GI effects of opioids without affecting central pain control. Alvimopan is only available in oral form and must be administered prior to surgery, which makes it a challenge to administer in this patient population. The primary benefit of alvimopan appears to occur in patients receiving opioid medications for pain management. The drug's benefit in those patients not receiving opioid medications remains uncertain. In addition, the FDA has mandated a blackbox warning on the alvimopan label due to serious safety concerns.

        Relistor (methylnaltrexone), a mu-opioid receptor antagonist, is indicated for the treatment of opioid-induced constipation in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient. It must be delivered subcutaneously due to poor oral bioavailability and has no effect in motility disorders occurring outside of opioid use. Two multinational, pivotal studies failed to demonstrate the benefit of methylnaltrexone in POI.

        In light of the limited number of safe and effective alternatives for patients with motility disorders, especially treatments for long-term use, we believe a substantial market exists for promotility therapeutics that are safe and effective.

Ghrelin

        Ulimorelin and TZP-102 are ghrelin agonists that may have significant advantages relative to current and formerly available promotility agents because of their novel mechanism of action. Ghrelin is a hormone produced mainly by cells of the stomach and has a highly potent and direct role in the stimulation of GI motility. Ghrelin agonists, or compounds that stimulate the ghrelin receptor, also possess strong promotility properties. This mechanism of action distinguishes our product candidates from the products discussed above, which target the serotonin and dopamine receptors. Serotonin and dopamine are major mediators of different physiological functions, both inside and outside the brain, and exert their actions through multiple different types of receptors. Although certain types of serotonin receptors are involved in the stimulation of GI motility, non-selective activity at other types of receptors may lead to unwanted side effects. As a result, earlier drugs targeting serotonin receptors have been associated with serious and life threatening cardiac arrhythmias, as well as coronary and cerebrovascular ischemic events, reflecting multiple undesirable effects outside of the GI tract. Similarly, blocking the action of dopamine by drugs targeting the dopamine receptors has been shown to improve GI motility. However, these drugs have also been shown to cross into and act in the brain, resulting in serious neurologic side effects, the most problematic being tardive dyskinesia, a condition mimicking Parkinson's disease. The unwanted side effects associated with drugs targeting serotonin and dopamine receptors resulted in a black box warning on product labeling in the case of one drug, and market withdrawal of two others. In contrast, our product candidates selectively interact at the ghrelin receptor, while avoiding such non selective actions and the associated side effects.

        We believe our product candidates, ulimorelin and TZP-102, are the first small molecule ghrelin agonists to be developed specifically to improve multiple symptoms of upper GI motility disorders. Pharmaceutical companies originally targeted ghrelin to treat growth hormone, or GH, deficiency disorders, such as short stature in children, but clinical trials in this area were unsuccessful. Most of these compounds had been optimized for their GH secretion properties, not their GI promotility activity. Our compounds are from a completely new structural class, macrocycles, designed by us utilizing our proprietary MATCH technology, not previously known to interact at the ghrelin receptor. Unlike the earlier ghrelin agonists, our compounds are highly selective and potent GI motility agents. We believe the pharmacokinetic properties of these compounds contribute to the prolonged action and excellent safety profile observed to date. We are not aware of other macrocyclic compounds in development as ghrelin agonists and promotility agents.

Our Clinical Product Candidates

        We utilized our MATCH drug discovery platform to discover the following product candidates with potential applications in treating motility and other disorders:

  Ulimorelin (Intraveneous Ghrelin Agonist)

        Ulimorelin is a first-in-class, small molecule ghrelin agonist that we are developing for the treatment of acute upper GI motility disorders. Ulimorelin accelerates the return of normal GI function in patients suffering from acute GI disorders. We believe ulimorelin has the potential to improve clinical outcomes in patients experiencing loss of motility function in conditions such as POI and gastric stasis. Ulimorelin is administered intravenously, which is the ideal method of delivery in patients hospitalized with these conditions. There are currently few safe and effective therapeutic options for these indications, and we believe that successful development of ulimorelin would fulfill a significant unmet medical need.

        We expect to commence two multinational Phase 3 clinical trials of ulimorelin for the management of POI following partial bowel resection surgery in the first half of 2011. The development of ulimorelin in Europe is the primary responsibility of our European partner, Norgine.

        In addition, we plan to expand our ulimorelin development program to the treatment of gastric stasis in critical care patients.

  Clinical Overview

        We submitted an investigational new drug application, or IND, for ulimorelin (application number 72,101) to the FDA in 2005. Our ulimorelin clinical program to date has consisted of six trials, completed from 2006 through 2009, involving 577 subjects, 365 of whom received ulimorelin. Three of these trials were completed in healthy volunteers, one in POI following open partial large bowel resection and two in patients with symptoms of diabetic gastroparesis.

        Phase 2 POI Trial.    Our Phase 2 POI trial was a multinational, multicenter, double-blind, dose-ranging, placebo-controlled trial employing an adaptive randomization design. We evaluated seven ulimorelin doses ranging from 20 to 600µg/kg against placebo, administered as single intravenous doses once daily. All subjects participating in the trial had undergone open partial large bowel resection. The trial consisted of 236 patients dosed with either ulimorelin or placebo. Demographic and baseline characteristics were comparable across treatment groups.

        The primary efficacy endpoint for this trial was time to recovery of GI function as defined by the time from the end of surgery to first bowel movement, or BM. Additionally, two important secondary endpoints measured were time from end of surgery to the later of first BM and tolerance of solid food, referred to as GI2, and proportion of subjects achieving GI recovery within 72 hours after surgery. As shown in the table below, statistically significant improvement versus placebo was noted at doses of 40, 80 and 480µg/kg, with trends toward statistical significance at all doses except 20µg/kg. The objective of the adaptive randomization was to determine the smallest dose that would have at least 90% probability of achieving the maximum treatment effect, or the ED90 dose. The probability of that dose being successful in Phase 3 was also assessed. In this trial, 480µg/kg was determined to be the ED90 dose, having the best probability of success in Phase 3. The probability of 480µg/kg being successful in Phase 3 was over 80%. At the 480µg/kg dose, the median difference from placebo for time to BM was 21.6 hours (p = 0.003). Analyzed against GI2, the primary endpoint that will be employed in our Phase 3 clinical trials, median difference from placebo for the 480µg/kg dose was 23.3 hours (p = 0.002). The effects of ulimorelin persisted even after accounting for multiple variables, including country, type/duration of surgery, age and opioid consumption. We believe that the observed difference from placebo in time to GI recovery in patients receiving ulimorelin is clinically relevant.

        Similarly, the proportion of subjects achieving an early recovery of GI motility within 72 hours post-surgery was also significantly greater in the 480µg/kg dose group compared to the placebo group, with 60% of patients meeting the GI2 endpoint in the 480µg/kg dose group versus 23% for patients receiving placebo. POI that lasts for more than 72 hours is considered clinically important and is currently observed in approximately 80% of patients undergoing bowel resection.

Phase 2 POI Trial: Time to Recovery of GI Function as defined by Time to BM and Time to GI2

		Time to BM			Time to GI2
Dose (µg/kg)	Number of Subjects	Median Time (Hours)	p-value		Median Time (Hours)	p-value
Placebo	69	89.6	—		91.3	—
20	27	79.2	0.265		79.2	0.134
40	38	70.1	0.005	*	73.0	0.006	*
80	25	70.5	0.005	*	70.5	0.004	*
160	15	74.6	0.078		81.3	0.331
320	18	76.3	0.074		82.2	0.368
480	25	68.0	0.003	*	68.0	0.002	*
600	19	75.8	0.076		75.8	0.051
All Ulimorelin Doses	167	72.2	0.000	*	75.5	0.001	*

*
statistically significant, p ≤0.05

        Ulimorelin was generally well-tolerated and safe, with no dose dependent trends. We observed one or more treatment-emergent adverse events, or AEs, in 51.8% of patients receiving ulimorelin and 57.4% of patients receiving placebo. These AEs were consistent with the historical data for this patient population. The table below outlines the AEs experienced by 3% or more of patients receiving ulimorelin.

Phase 2 POI Trial: Treatment Emergent Adverse Events in ≥ 3% of Patients
Receiving Active Drug

	Placebo		All Ulimorelin Doses
Adverse Event	Number of Subjects	Percentage of Total Subjects	Number of Subjects		Percentage of Total Subjects
Vomiting	11	16.2	22		13.1
Nausea	18	26.5	21		12.5
Fever	4	5.8	12		7.2
Wound Infection	3	4.4	7		4.2
Low Blood Albumin	3	4.4	7		4.2
Anastomotic Complications (includes leaks and fistulas)	1	1.5	7		4.2
Urinary Tract Infection	3	4.4	6		3.6
Anemia	2	2.9	6		3.6
Diarrhea	2	2.9	5		3.0
High Blood Pressure	2	2.9	5		3.0
High Blood Sugar	1	1.5	5	*	3.0

*
Three patients had concurrent type 2 diabetes

        For the partial bowel resection population, particular attention was paid to surgery-related AEs, such as anastomotic complications or leaks, which were reported in 4.2% and 1.5% of patients receiving ulimorelin and placebo, respectively. Our observed incidence of these events is within the range reported in published data for bowel resections, where a 3-8% incidence of anastomotic leaks has been consistently observed after surgery.

        Phase 2 Diabetic Gastroparesis Trial.    We have also conducted a proof of concept Phase 2 trial of ulimorelin in patients with symptoms of diabetic gastroparesis. This was a double-blind, randomized, placebo-controlled trial in 76 diabetic patients with moderate-to-severe symptoms due to gastroparesis. Patients were admitted to the hospital and adaptively randomized to receive a single 30-minute intravenous infusion of one of six ulimorelin doses ranging from 20 to 600µg/kg or placebo for four consecutive days. 57 patients received ulimorelin and 19 patients received placebo. Symptoms were evaluated daily with the Gastroparesis Cardinal Symptom Index, or GCSI. The GCSI consists of nine patient-rated symptom assessments, comprising three domains: (1) fullness/early satiety, (2) nausea/vomiting and (3) bloating, for quantifying the severity of gastroparesis. The 80µg/kg dose was identified as the most effective dose. On day 4, there was statistically significant improvement compared with placebo in the severity of loss of appetite and vomiting scores for that dose group (p = 0.034 and p = 0.006). In addition, the proportion of patients with at least 50% improvement in vomiting score was significantly higher with ulimorelin (p = 0.019) compared with placebo.

        The treatment effects were most pronounced in patients with more severe nausea and vomiting at baseline. As shown in the figures below, there was also a significant increase in vomiting-free days in this subset of patients. In addition, a sustained decrease in vomiting severity was noted at the 30-day follow-up assessment. The pronounced and lasting effects of ulimorelin on vomiting are relevant to patients with acute episodes of severe gastroparesis who experience frequent and severe vomiting and nausea.

        All doses of ulimorelin used in this trial were well-tolerated. No dose-related trends were identified with respect to AEs. The observed AEs between ulimorelin and placebo treated subjects were similar in incidence, severity, and relationship to the study drug. The most common AEs in the ulimorelin treated subjects were diarrhea (3 subjects compared to 0 subjects for placebo) and hyperglycemia (6 subjects compared to 0 subjects for placebo). These events did not lead to the discontinuation of therapy. No other clinically relevant changes were observed with respect to laboratory, vital sign or the extensively evaluated electrocardiogram, or ECG, parameters.

        Other Clinical Trials of Ulimorelin.    In addition to our Phase 2 trials, we have also completed single and multiple ascending dose Phase 1 clinical trials in healthy volunteers, and a thorough ECG evaluation study, or "QTc" study, involving 160 healthy subjects. Prolongation of QTc is associated with elevated risk of cardiac arrhythmias and sudden death. Arrhythmias due to drug-induced QTc prolongation are the second most common cause for drug withdrawal and have been cause for increasing concern in the drug development arena. Our QTc study measured a multitude of electrophysiological parameters and no deleterious effect on these parameters was apparent. In a separate double-blind, cross-over trial of 10 subjects with diabetic gastroparesis, ulimorelin showed a statistically significant (p = 0.043) acceleration of gastric emptying of a solid meal relative to placebo.

        Our Planned Phase 3 POI Trials.    Based on our discussion with the FDA at our End of Phase 2 Meeting, and the advice we received through the Scientific Advice procedure with the EMA, we have determined the clinical trial design and endpoints for our Phase 3 program. We expect to commence two multinational Phase 3 POI clinical trials in the first half of 2011. Each trial will be comprised of 300 patients and will be conducted at approximately 50 sites in North America and Europe. In these double-blind, placebo-controlled trials, patients undergoing partial bowel resection will be evenly randomized to one of three treatment groups: ulimorelin 480µg/kg, 160µg/kg or placebo. These doses have previously been evaluated for tolerability, safety and efficacy in clinical trials, and were selected based on data from the Phase 2 POI trial. The Phase 3 trials will consist of a screening period, an in-patient treatment period, a follow-up phone call 14 days after the surgery and a follow-up clinic visit 35 days after the surgery. The initial dose will be implemented within one hour post surgery. Additional doses will be given once per day for up to a maximum of seven days until the primary endpoint is achieved. The use of opioids for postoperative pain is expected in all patients. The primary endpoint of each trial will be the time to GI recovery as defined by time to GI2. Secondary endpoints include:

  •
  time from the end of surgery to first BM;

  •
  proportion of subjects achieving GI2 by 72 hours post surgery;

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  time to "met discharge criteria" defined as meeting all of the following criteria: effective transit of intestinal contents, tolerance of oral intake, analgesia consistent with discharge status and medically stable for discharge; and

  •
  incidence of nausea and vomiting.

TZP-102 (Oral Ghrelin Agonist)

        TZP-102 is an orally-administered ghrelin agonist that we are developing for diabetic gastroparesis, a chronic upper GI motility disorder. Though targeting the same receptor as ulimorelin, TZP-102 is structurally different and distinct from ulimorelin. The compositions of matter of these two new chemical entities are claimed under separate patents and patent applications.

        TZP-102 has been granted fast track status by the FDA for the treatment of gastroparesis in diabetic patients. We expect to initiate a 12-week, multinational, multicenter, randomized placebo-controlled Phase 2b trial of TZP-102 in patients with diabetic gastroparesis in the third quarter of 2011, and to evaluate TZP-102 for the treatment of other upper GI motility disorders such as functional dyspepsia and refractory GERD.

  Clinical Overview

        We submitted an IND for TZP-102 (application number 78,799) to the FDA in 2007. The TZP-102 clinical program to date includes successfully completed Phase 1 and Phase 2 trials in 2009 and 2010 involving 137 subjects, 98 of whom received TZP-102. The single/multiple dose Phase 1 trial was conducted in healthy volunteers, while the Phase 2 trial was performed in subjects with diabetic gastroparesis.

        Phase 2 Diabetic Gastroparesis Trial.    We evaluated the efficacy and safety of TZP-102 in a 28-day, Phase 2 proof of concept trial of 92 patients with diabetic gastroparesis. Subjects were eligible for the trial if they had diabetes, delayed gastric emptying and overall GCSI symptom severity equal to or exceeding 2.66, which was considered to be moderately severe. Subjects were randomized to receive 10mg, 20mg or 40mg once-daily oral doses of TZP-102 or placebo for 28 days, followed by a 30-day withdrawal period. Symptoms were evaluated by patient-reported symptom severity scales during treatment on dosing days 8, 15 and 28 and during follow-up on days 42 and 58.

        The effect of TZP-102 on improvement of gastroparesis symptoms was evaluated by assessing the change from baseline in patient-reported symptom scores at each evaluation visit. Statistically significant improvements or trends towards significant improvement versus placebo were observed in multiple individual symptoms across all TZP-102 dose groups. While all doses of TZP-102 were superior over placebo, the maximum improvement in symptom scores was achieved at the 20mg dose. At the end of the 28-day treatment period, a statistically significant improvement versus placebo was observed with 20mg TZP-102 for each of the most prevelant and clinically relevant symptoms for this patient population, as shown in the table below.

Phase 2 Diabetic Gastroparesis Trial: Improvement over Placebo in Most Prevalent and
Clinically Relevant Symptoms

		TZP-102 20mg (n=21)
Symptom	Baseline Score	Improvement over Placebo at Day 28	p-value
Nausea	3.2	1.0	0.029	*
Early Satiety	3.1	1.0	0.001	*
Bloating	3.8	0.7	0.045	*
Upper Abdominal Pain	2.7	0.7	0.043	*
Postprandial Fullness	4.0	1.0	0.020	*

*
statistically significant p<0.05

        Based on discussions with the FDA at our meeting in November 2010, the primary endpoint for our Phase 2b trial will be based on patient-reported symptom scores for nausea, early satiety, bloating and upper abdominal pain. Baseline and day 28 data for these four most clinically relevant gastroparesis-related symptoms for all dose groups are presented in the figures below.

        Improvement in symptoms was apparent as early as day 8 and continued during the 28-day treatment period. These effects reverted with discontinuation of treatment. Changes over time in the four clinically relevant symptoms for the 20mg TZP-102 dose and placebo groups are illustrated in the figures below.

        In addition to the gastroparesis-related symptoms above, we also evaluated upper abdominal discomfort, lower abdominal pain and lower abdominal discomfort, which are considered important in other GI motility disorders. Each of these symptoms markedly improved over time in patients receiving the 20mg TZP-102 dose and reached significance by day 28 with a p-value of 0.02. These data suggest that TZP-102 has potential use in other motility disorders as well.

        The effects on gastric emptying were assessed by breath testing on days 1 and 28. The proportion of patients with normalized gastric emptying on day 28, the final day of treatment, was 52.6% for 20mg TZP-102 and 36.0% for placebo, although these differences did not reach statistical significance. As in prior studies reported in medical literature, gastric emptying in individual patients correlated poorly with symptom improvement.

        All three doses of TZP-102 were well-tolerated during the four week treatment period. A total of 50 patients (75.8%) who received TZP-102 and 20 patients (76.9%) who received placebo experienced one or more treatment-emergent AE. The majority of these reported AEs were mild.

        Due to the expected chronic use of this product candidate, we studied the effect of TZP-102 on certain pharmacological and physiological parameters including body weight, GH, insulin-like growth factor-1, or IGF-1, glucose profile and cardiovascular parameters. Body weight of subjects that were enrolled in the trial was measured at every trial visit. No significant treatment-related changes in body weight were observed. After 28 days of treatment the average body weight change from baseline was 0.4 kg, 0.0 kg, -0.2 kg and 0.3kg for patients receiving 10mg, 20mg, 40mg TZP-102 and placebo, respectively. Blood GH and IGF-1 concentrations were assessed before and hourly for four hours after the first and last administrations of TZP-102 on day 1 and day 28 visits. Transient and minimal increases in mean serum GH concentration were observed only with the 40mg TZP-102 dose. We observed no increase in GH concentration at the 10mg and 20mg doses. There was considerable variability in the assessments of IGF-1 concentrations among patients in each treatment group; however, these values remained within normal physiologic concentrations of IGF-1, and no significant effects were identified. Blood glucose levels, measured pre-meal and at one and two hours after initiation of a meal, did not indicate any clinically important differences in glucose profile between patients exposed to TZP-102 and placebo. Extensive ECG monitoring did not reveal any significant effects on various electrophysiological parameters.

        Phase 1 Trial.    The safety, pharmacokinetics and pharmacodynamics of escalating single and multiple dose regimens of TZP-102 were evaluated in a single and multiple ascending dose Phase 1 trial in 45 healthy subjects. Doses up to 80mg were well-tolerated. No clinically relevant differences in profile and/or incidence of adverse events, vital signs, ECG parameters and clinical chemistry data between single or multiple dose TZP-102 groups and placebo groups were observed. TZP-102 demonstrated good oral bioavailability that was estimated to range between 80 and 85%. Multiple-dose applications up to 14 days suggested no accumulation of the drug. An observed half-life of approximately 110 hours supports daily dosing for the product candidate.

        Our Planned 12-Week Phase 2b Trial.    We plan to initiate a 12-week, multinational, multicenter, randomized placebo-controlled Phase 2b trial of TZP-102 in patients with diabetic gastroparesis in the third quarter of 2011. We expect this trial will enroll approximately 200 patients at approximately 30 sites across North America and Europe. The trial population will consist of diabetic patients with gastroparesis, identified by the presence of relevant symptoms and delayed gastric emptying. Patients will be evenly randomized to one of three treatment groups comprised of TZP-102 20mg, 10mg or placebo. Based on our discussions with the FDA, we plan to use specific symptoms from the GCSI Daily Diary, or GCSI-DD, as a patient-reported outcomes instrument to assess efficacy in this patient population. The primary efficacy endpoint for the TZP-102 Phase 2b clinical trial will be based upon a change from baseline in total composite score of the specific symptoms included in the GCSI-DD, nausea, early satiety, bloating and upper abdominal pain. We will also explore the possibility of incorporating fullness into the final trial endpoint. In our Phase 2b clinical trial, we will continue to collect data on gastric emptying in an ongoing effort to assess its role in the evaluation of gastroparesis patients.

Other Preclinical Product Candidates

  TZP-201 (Motilin Antagonist)

        Motilin is a peptide hormone, localized in the GI tract, which is primarily responsible for the initiation of the migrating motor complex. These migrating motor complexes help facilitate the movement of indigestible substances through the GI tract.

        TZP-201 is a motilin antagonist that we are developing for the treatment of various forms of moderate-to-severe diarrhea. TZP-201 has demonstrated significant reduction in pre- and post-prandial migrating motor complex patterns in dog models with dose-dependent activity at a dose as low as 0.1 mg/kg. TZP-201 has also demonstrated reduction in the incidence of diarrhea in dogs treated with irinotecan, a potent chemotherapeutic with high incidence of diarrhea, more effectively than either of two current treatments, octreotide and loperamide. We intend to continue to evaluate TZP-201 for treatment of chemotherapy-induced diarrhea.

  TZP-301 (Ghrelin Antagonist)

        Antagonism of the ghrelin receptor has recently been identified as a strategy for the treatment of metabolic diseases due to the involvement of ghrelin in the control of energy balance and appetite. We are developing TZP-301, an oral ghrelin antagonist, for the treatment of obesity and other metabolic diseases. We have identified ghrelin antagonist lead compounds with potent binding and functional activity utilizing our MATCH technology. We intend to continue additional research into the safety and efficacy of these molecules.

Our Technology

        All of our product candidates have been identified using our MATCH (Macrocyclic Template Chemistry) proprietary drug discovery and medicinal chemistry technology. The first library of compounds was built in 1998 and the first patent application covering MATCH was filed in 1999. With MATCH, we have the ability to construct synthetic libraries of drug-like, orally administered macrocyclic compounds in a predictable and efficient manner. We have utilized MATCH for the optimization and development of proprietary small molecule macrocycles. Our macrocycles are a distinct class of small molecules with defined and predictable shapes. Although many macrocyclic compounds from natural sources or with complex chemistries have been successfully developed as marketed drugs, our compounds are completely synthetic.

        MATCH compounds mimic the favorable binding characteristics of proteins and peptides such as tight receptor binding for high potency and selectivity, while eliminating the drawbacks associated with these biomolecules—poor metabolic stability, low oral bioavailability, lack of membrane permeability, high manufacturing costs and antigenicity. In order to attain high affinity and to bind selectively to a targeted receptor, a successful mimetic must reproduce both the functionality and the orientation of the receptor-bound peptide ligand. Our macrocycles incorporate three recognition moieties locked in a defined, cyclic, three-dimensional structure by a proprietary non-peptide chemical fragment called a tether. MATCH enables us to vary these tethers in order to control and modulate spatial orientation. While the recognition moieties provide the elements that interact with the targeted receptor, the tethers define and control their unique conformation, ensuring tighter binding and improved potency. MATCH also enables the incorporation of recognition elements other than amino acids to explore the effects of other functionalized building blocks.

        MATCH possesses significant strategic advantages over traditional methods of drug discovery:

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  accelerated hit-to-lead-to-clinic progression due to simultaneous and controlled variation of critical parameters to optimize compound affinity and selectivity;

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  reliable, scalable chemistry;

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  simultaneous scanning of diversity in composition and in conformation, which results in improved activity and selectivity;

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  efficacy on multiple targets and multiple target classes;

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  direct generation of lead compounds and use as a template from which further modifications can be performed;

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  employs individual building blocks designed to enhance potential bioactivity and to modulate and optimize any observed activity;

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  low number of rotatable bonds, which favors high oral bioavailability and successful progression through the clinic; and

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  provides metabolic and proteolytic stability and improved PK-ADME profile.

        Despite these strategic advantages, MATCH has certain disadvantages relative to traditional methods of drug discovery, namely:

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  there is limited previous drug discovery using synthetic macrocycles, hence there is a lack of literature or other guidance for structural activity relationship development and improvement of pharmacokinetic, absorption, distribution, metabolism, excretion or other properties;

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  molecular modeling of macrocyclic structures is not well understood and appropriate parameters are often unavailable, limiting the impact from this key tool for modern drug discovery;

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  certain linear precursor structures can prove difficult or even impossible to cyclize, hence not all desired molecules can be synthesized;

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  the semi-peptidic nature and molecular size of the macrocyclic compounds make blood brain barrier penetration, required for certain targets and disease indications, more challenging than with many traditional small molecules; and

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  MATCH is not applicable to all targets, including those with very small or lengthy and/or disparate binding sites.

Strategic Partnerships

        We have entered into two strategic partnerships. One is a regional license for our most advanced product candidate, ulimorelin, and the second is a discovery and development collaboration based on our proprietary chemistry technology, MATCH.

  Norgine

        In June 2010, we entered into a license agreement with Norgine, a leading, GI-focused European specialty pharmaceutical company, that provides Norgine with exclusive rights to develop and commercialize ulimorelin in Europe, Australia, New Zealand, Middle East, North Africa and South Africa. We retain all other territories, including North America, South America and all of Asia. The license permits Norgine to develop and commercialize ulimorelin only in injectable formulations, and restricts us from developing and commercializing another injectable ghrelin agonist in the licensed territory, as long as Norgine commercializes ulimorelin in its territories.

        We will co-manage the Phase 3 development campaign with Norgine. We plan on running two multinational Phase 3 trials that will support regulatory approval in each of our territories. Norgine will share the cost of our planned Phase 3 clinical trials and the cost of procuring clinical manufacturing supply for the trials. Each party is solely responsible for the managing and cost of regulatory filings specific to its own territories. In addition, each party is solely responsible for the cost of any special studies required for regulatory approval only in its own territory. Norgine is obligated to use commercially reasonable efforts to commercialize ulimorelin in its territory.

        Norgine paid us an upfront license fee of $8 million and purchased $2 million in equity upon executing the license. In addition, Norgine is required to pay us up to approximately $150 million upon the completion of development and regulatory and sales milestones over the duration of the license. Norgine is obligated to pay royalties on product sales, in sales-based tiers as a percentage of net sales beginning in the low teens escalating up several tiers to the high twenties, for the shorter of ten years from commercialization of each product and the last to expire patent licensed to it under the agreement.

        The license will remain in effect until Norgine no longer has any royalty payment obligations to us on a product-by-product and country-by-country basis after which the license shall become fully-paid, royalty-free and non-exclusive. Either party has the right to terminate the agreement with respect to a specific product or country if the other fails to cure a material breach within ninety days after receiving notice thereof. Prior to the first commercial sale of any product in the licensed territory, Norgine may terminate the agreement without cause with three months prior written notice. After the first commercial sale, Norgine must provide six months prior written notice and the terms of termination are conditioned on our ability to transfer the commercialization to a third party within those months.

  Bristol-Myers Squibb

        In December 2009, we entered into a strategic collaboration with BMS to discover, develop and commercialize additional novel compounds discovered using our MATCH technology platform, other than our product candidates and internal programs, against a limited number of targets of interest to BMS. Under the terms of the agreement, BMS is funding our early lead discovery efforts on these targets and is also primarily responsible for optimizing the identified lead compounds. BMS will be solely responsible for preclinical and clinical development of all the products arising from this collaboration and for their commercialization globally.

        All intellectual property is retained by us up to the point an early discovery candidate is identified, at which point we will license that candidate and the series of compounds related to that candidate to BMS. The targets the parties are developing collaboratively remain exclusive to BMS for a period of seven years, unless BMS terminates work on the target or if BMS fails to use commercially reasonable efforts in the discovery, development or commercialization of the products that result from the collaboration.

        BMS is obligated to use commercially reasonable efforts for at least one lead per target to obtain regulatory approvals and commercialize any products thereof after receiving regulatory approvals. BMS is obligated to provide us with a detailed report regarding the development and commercialization efforts and achievement of milestones. BMS is also solely responsible for the costs and expenses of preparing and submitting applications for obtaining regulatory approval with our reasonable cooperation.

        BMS paid us $10 million in upfront license fees upon execution of the agreement and will fund full-time equivalent costs and other research expenses for the initial two-year research term of the agreement. BMS has a right to extend, with funding, the research term for an additional year. We are entitled to development and regulatory milestone payments totaling up to approximately $80 million and up to $30.0 million in sales milestone payments, for each target program if development and regulatory milestones, or commercial milestones, respectively, are achieved.

        In addition, BMS is obligated to pay us single-digit percentage royalties on a product-by-product, country-by-country basis for a period lasting the later of 10 years or the last to expire valid claim of any royalty-bearing patent licensed to BMS. We are responsible for paying certain third party royalties arising from the collaboration. We are also entitled to sales-based milestone payments.

        The agreement will remain in effect until BMS no longer has any payment obligations to us on a product-by-product and country-by-country basis. Either party has the right to terminate the agreement with respect to a specific product or target if the other fails to cure a material breach within 90 days after receiving notice thereof. BMS may also terminate the agreement without cause upon 90 days prior written notice so long as BMS provides payment in full of all amounts owed.

Intellectual Property and Proprietary Rights

  Overview

        We have been building and continue to build our intellectual property portfolio relating to ulimorelin, TZP-102 and our preclinical programs. We seek patent protection in the United States and internationally for our products, their methods of use, and processes for their manufacture, and for other technologies, where appropriate. Our policy is to actively seek to protect our proprietary position by, among other things, filing patent applications in the United States and abroad (including Europe, Canada, Japan and certain other countries when appropriate) relating to proprietary technologies that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors—Risks Related to Our Intellectual Property."

        Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technologies we consider important to our business, defend our patents, preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

        We have established and continue to build proprietary positions for ulimorelin, TZP-102, our pipeline product candidates and technology in the United States and abroad.

  Patent Portfolio

        Our ulimorelin patent portfolio currently includes three issued U.S. patents, two of which have been subject to reissue, one of which has subsequently been allowed. In addition, this portfolio includes one allowed European patent that is in the process of being granted and validated, nine pending U.S. non-provisional patent applications, one pending U.S. provisional patent application, and 18 pending foreign patent applications that relate to issued U.S. patents or pending U.S. non-provisional patent applications. We own all of the issued patents and all of the pending applications.

        The issued U.S. patents and the allowed European patent, which are scheduled to expire in 2024, contain claims directed to, among other things, the ulimorelin molecule, pharmaceutical compositions containing the ulimorelin molecule and methods of using ulimorelin to treat gastrointestinal disorders. The pending applications contain claims directed to, among other things, methods of using ulimorelin to treat other disorders, intermediates for the molecule and processes for making the molecule. Corresponding patent applications are pending in Japan, Canada and other countries. Under our license agreement, Norgine is required to prosecute and maintain the patents related to ulimorelin molecule in Europe, Australia, New Zealand, Middle East, North Africa and South Africa. If claims in our pending U.S. provisional patent application covering the specific crystalline solvate form of ulimorelin are ultimately issued, they could expire in 2030.

        In addition to the patents and patent applications relating to ulimorelin, we currently have a pending U.S. non-provisional patent application and pending foreign counterpart patent applications in Europe, Japan, Canada, China, India, Brazil, Australia and other countries, which are directed to TZP-102 and other ghrelin modulator molecules, pharmaceutical compositions thereof, intermediates for these molecules, methods of using these molecules to treat various diseases and disorders, and to processes of synthesizing the molecules. The patent applications, if issued, could expire between 2027 and 2028. We own all of these pending applications.

        Our patent portfolio also contains patents and patent applications relating to our other pipeline products and our MATCH drug discovery technology. With regard to our TZP-201 product candidate, we have an issued U.S. patent and a granted European patent, each of which is scheduled to expire in 2024, and two pending U.S. non-provisional patent applications covering TZP-201 and other motilin antagonist molecules, pharmaceutical compositions thereof, intermediates for these molecules and methods of using these molecules to treat various diseases and disorders, as well as counterpart patent applications pending in Japan, Canada and other countries. Patents, if issued, from these applications could have terms expiring between 2024 and 2027. With regard to our TZP-301 product, we have two pending U.S. non-provisional patent applications and one pending international (PCT) patent application covering TZP-301 and other ghrelin antagonist/inverse agonist molecules, pharmaceutical compositions thereof and methods of using these molecules to treat various diseases and disorders, as well as counterpart patent applications pending in Europe, Japan and other countries. Patents, if issued, from these applications could have terms expiring between 2025 and 2030. With regard to our MATCH drug discovery technology, we have two issued U.S. patents and two granted European patents, with terms expiring in 2020 and 2024, six pending U.S. non-provisional patent applications and two pending international (PCT) patent applications, covering certain general macrocyclic compound classes, specific macrocyclic compounds, synthetic methods for making these compounds, uses of these compounds and intermediates for these compounds, as well as counterpart patent applications pending in Japan, Canada and other countries. Patents, if issued, from these applications could have terms expiring between 2020 and 2030. We own all of the issued patents and all of the pending applications mentioned, except for one of the pending PCT applications which is jointly owned with an academic partner relating to a specific use for a particular subclass of macrocyclic compounds.

        The U.S. patent system permits the filing of provisional and non-provisional patent applications. A non-provisional patent application is examined by the U.S. Patent and Trademark Office, or USPTO, and can mature into a patent once the USPTO determines that the claimed invention meets the standards for patentability. A provisional patent application is not examined for patentability, and automatically expires 12 months after its filing date. As a result, a provisional patent application cannot mature into a patent. The requirements for filing a provisional patent application are not as strict as those for filing a non-provisional patent application. Provisional applications are often used, among other things, to establish an earlier filing date for a subsequent non-provisional patent application. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be lengthened by patent term adjustment or PTA, which compensates a patentee for administrative delays by the USPTO in granting a patent. In view of a recent court decision, the USPTO is under greater scrutiny regarding its calculations where the USPTO erred in calculating the patent term adjustment for the patents in question denying the patentee a portion of the patent term to which it was entitled. Alternatively, a patent's term may be shortened if a patent is terminally disclaimed over another patent.

        The effective filing date of a non-provisional patent application is used by the USPTO to determine what information is prior art when it considers the patentability of a claimed invention. If certain requirements are satisfied, a non-provisional patent application can claim the benefit of the filing date of an earlier filed provisional patent application. As a result, the filing date accorded by the provisional patent application may supersede information that otherwise could preclude the patentability of an invention.

        The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, or PTE, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a PTE of up to five years beyond the expiration of the patent. The length of the PTE is related to the length of time the drug is under regulatory review.

Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical products receive FDA or other regulatory approval, we expect to apply for PTEs on patents covering those products. Depending upon the timing, duration and specifics of FDA approval of ulimorelin, TZP-102 and our other products, one or more of our U.S. patents may be eligible for limited patent term restoration.

  Other Intellectual Property Rights

        We seek trademark protection in the United States and internationally where available and when appropriate. We have filed for trademark protection for the Tranzyme and Tranzyme Pharma marks, which we use in connection with our pharmaceutical research and development collaborations as well as products. We currently have registered trademarks for Tranzyme and Tranzyme Pharma in the United States and Canada.

        We are aware of third party United States patents, and corresponding foreign counterpart applications, that contain broad claims related to a method of using a certain general type of compound, which may be construed to include ulimorelin and TZP-102, for the stimulation of gastrointestinal motility. Based on our analyses and supporting legal opinions, if any of the above third party patents were asserted against us, we do not believe our proposed products or activities would be found to infringe any valid claim of these patents. If we were to challenge the validity of this or any issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on questions of infringement or validity.

        From time to time, we may find it necessary or prudent to obtain licenses from third party intellectual property holders. Where licenses are readily available at reasonable cost, such licenses are considered a normal cost of doing business. In other instances, however, we may use the results of internal analyses to guide our early-stage research away from areas where we are likely to encounter obstacles in the form of third party intellectual property. For example, where a third party holds relevant intellectual property and is a direct competitor, a license might not be available on commercially reasonable terms or available at all.

        It is impossible to establish with certainty that our technology platform or our product programs will be free of claims by third party intellectual property holders. Even with modern databases and on-line search engines, literature searches are imperfect and may fail to identify relevant patents and published applications. Even when a third party patent is identified, we may conclude, upon a thorough analysis, that we do not infringe some, if not all, of the claims of the patent or that some, if not all, of the claims of the patent are invalid. If the third party patent owner disagrees with our conclusion and we continue with the business activity in question, we might have patent litigation thrust upon us. Alternatively, we might decide to initiate litigation in an attempt to obtain a declaration that the third party patent is invalid or non-infringed by our activity or that the patent is enforceable. In either scenario, patent litigation typically is costly and time-consuming, and the outcome is uncertain. The outcome of patent litigation is subject to uncertainties that cannot be quantified in advance, for example, the credibility of expert witnesses who may disagree on technical interpretation of scientific data. Ultimately, in the case of an adverse outcome in litigation, we could be prevented from commercializing a product or using certain aspects of our technology platform as a result of patent infringement claims asserted against us. This could have a material adverse effect on our business.

        To protect our competitive position, it may be necessary to enforce our patent rights through litigation against infringing third parties. Litigation to enforce our own patent rights is subject to the same uncertainties discussed above. In addition, however, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our products or our platform technology, and then compete directly with us, without payment to us.

  Confidential Information and Inventions Assignment Agreements

        We require our employees, consultants and members of our scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law. Our consulting agreements also provide for assignment to us of any intellectual property resulting from services performed for us.

Sales and Marketing

        We intend to develop and commercialize our product candidates in the United States alone, or with partners, while out-licensing commercialization rights for other territories. Our goal is to retain significant control over the commercial execution of our products, while participating in a meaningful way in the economics of all drugs that we bring to market.

        Our commercial strategy for ulimorelin, if approved, is to sell this product in the United States into acute care settings. We believe that the product candidate will initially be used primarily by a small number of specialty surgeons at hospitals. If approved for the indication we are seeking, we plan to demonstrate to hospital pharmacy and therapeutics committees the pharmacoeconomic benefits and improvements of ulimorelin to quality of care for post-surgical patients. In the United States, we intend to explore building an internal marketing and sales infrastructure necessary to market and sell ulimorelin. We will also explore the possibility of entering into strategic partnerships for the development and commercialization of ulimorelin. Outside the United States, we plan to use Norgine's existing in-house sales force or incumbent sales relationships in Europe, Australia, New Zealand, Middle East, North and South Africa. We also plan to explore using strategic partners for the development and commercialization of ulimorelin in Asia.

        Our strategy for TZP-102, if approved, will be to establish TZP-102 as the prescription product of choice for upper gastrointestinal motility disorders, initially gastroparesis. If the product is approved, our expectation is that TZP-102 would initially be sold to gastrointestinal and endocrinologist specialists. We also plan to utilize strategic partners or contract sales forces to assist in the commercialization of TZP-102, and with such partners, plan to build awareness in patient populations that the symptoms associated with gastroparesis can dramatically impact sufferers' quality of life. We anticipate that the product will be predominantly sold through primary care physicians.

Manufacturing

        We do not own or operate manufacturing facilities for the production of any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, drug substance and finished product for our preclinical research and clinical trials. We do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates. If any of our products are approved by any regulatory agency, we intend to enter into agreements with third-party contract manufacturers for the commercial production of those products. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Competition

        The pharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

        We expect that, if approved, ulimorelin will compete directly with alvimopan for the management of POI and metoclopramide, erythromycin and domperidone as a treatment for both gastroparesis and gastric stasis, and that, if approved, TZP-102 will also compete directly with metoclopramide, erythromycin and domperidone as a treatment for gastroparesis.

        Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

Regulatory Matters

  Government Regulation and Product Approval

        Government authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing. Our product candidates, including ulimorelin and TZP-102, must be approved by the FDA through the new drug application, or NDA, process before they may legally be marketed in the United States.

  United States Drug Development Process

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;

  •
  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

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  submission to the FDA of an NDA for a new drug;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP; and

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  FDA review and approval of the NDA.

        The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

        Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance.

        All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

        Each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

        Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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  Phase 1.  The product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

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  Phase 2.  Involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

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  Phase 3.  Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

        Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

  U.S. Review and Approval Processes

        The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review.

        In addition, under the Pediatric Research Equity Act of 2003, or PREA, which was reauthorized under the Food and Drug Administration Amendments Act of 2007, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee.

        The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

        If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug's safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

  Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

        Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and effectiveness.

        Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial. The current pediatric exclusivity provision was reauthorized in September 2007.

  Expedited Development and Review Programs

        The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The FDA granted fast track designation to ulimorelin for the treatment of severe gastroparesis and to TZP-102 for the treatment of gastroparesis in diabetic patients. A company whose drug receives fast track designation may be eligible for more frequent meetings with the FDA to discuss the drug's development plan and ensure collection of appropriate data needed to support drug approval, and more frequent correspondence from the FDA about such things as the design of the proposed clinical trials. In addition, for a fast track product, the FDA may consider for review on a rolling basis sections of the NDA before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

        A fast track product may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A fast track product is eligible for priority review if it has the potential to provide safe and effective therapy where no adequate alternative therapy exists or it offers a significant advance in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an NDA designated for priority review in an effort to facilitate the review. However, priority review status is only granted after an NDA has been submitted and there is no guarantee that any of our product candidates will receive it. Additionally, a fast track product may be eligible for accelerated approval. Drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. There is no guarantee that any of our product candidates will receive accelerated approval. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

  Post-Approval Requirements

        Any drugs for which we receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers of drugs must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

        Drug manufacturers and other entities involved in the manufacturing and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the drug. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution or may require substantial resources to correct.

        The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

  Foreign Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the Untied States.

Company Information

        In 1998, we formed Tranzyme, Inc., a Delaware corporation, the entity through which we conduct our operations in the United States. In December 2003, we entered into a business combination with Neokimia Inc., a Quebec, Canada based chemistry company, and changed its name to Tranzyme Pharma Inc., or Tranzyme Pharma. For the past five years, we have been a clinical-stage biopharmaceutical company focused on discovery, development, and commercialization of small molecule therapeutics for the treatment of acute (hospital-based) and chronic gastrointestinal (GI) motility disorders.

Employees

        We currently have 39 employees, of which 23 are scientists engaged in discovery research, analytical and manufacturing support of our product candidates, six are scientists in our drug development operations and 10 are in general and administrative functions.

Facilities

        Our corporate headquarters and clinical development operations are located in Durham, North Carolina, where we lease and occupy approximately 2,192 square feet of office space. The lease on our headquarters expires in November 2011, and is renewable indefinitely on mutually agreed upon terms, including base rent and term. Our research operations are based in Sherbrooke, Quebec, where we lease approximately 7,323 square feet of office and laboratory space. The lease on these offices and laboratories expires in September 2011 and has a one year renewal option. We believe that our facilities are suitable and adequate for our current needs.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers:
Vipin K. Garg, Ph.D.	53	President and Chief Executive Officer, and Director
Richard I. Eisenstadt	52	Vice President, Finance and Chief Financial Officer
Helmut Thomas, Ph.D.	59	Senior Vice President, Research and Preclinical Development
Gordana Kosutic, M.D.	60	Vice President, Clinical and Regulatory Affairs
Non-Management Directors:
John H. Johnson(1)	52	Chairman of the Board
Jean-Paul Castaigne(1)	65	Director
Donald F. Corcoran(1)	54	Director
Aaron Davidson(1)	42	Director
Brenda D. Gavin, D.V.M.(1)	62	Director
Alex Zisson(1)	41	Director

(1)
Determined to be independent by our board of directors in accordance with the rules of the NASDAQ Stock Market and relevant federal securities laws and regulations.

  Executive Officers

        Vipin K. Garg, Ph.D. has served as our President and Chief Executive Officer since September 2000 and one of our directors since October 2000. Prior to joining us, he served as Chief Operating Officer of Apex Bioscience, Inc. (now Curacyte AG of Munich, Germany), where he was responsible for establishing a major strategic alliance with a Japanese pharmaceutical company and advancing the company's lead product into Phase 2 clinical development. Earlier he was Vice President of Product Development and Manufacturing at DNX, Inc. (NASDAQ: DNXX), and held management positions at Sepracor Inc. (NASDAQ: SEPR) and Bio-Response Inc. (acquired by Baxter International, Inc.). Dr. Garg has over twenty years of biotechnology industry experience in both technical and management positions and has managed combined operations in both the United States and Europe. Dr. Garg received his Ph.D. in Biochemistry in 1982 from the University of Adelaide, Australia, and his M.S. from Delhi University.

        Richard I. Eisenstadt has served as our Vice President, Finance since June 2003 and our Chief Financial Officer since December 2003. Prior to joining us, Mr. Eisenstadt served as senior financial advisor to several biotechnology companies with responsibilities including business and strategic planning, fundraising and financial reporting. He previously was Director of Finance at Cogent Neuroscience, Inc., or Cogent, where he was responsible for financial operations, including the establishment of two international joint ventures. Before Cogent, he spent twelve years with Nimbus CD International, Inc. (NASDAQ: NMBS), or Nimbus, where he was responsible for strategic and financial planning. His experience at Nimbus included an initial public offering and an acquisition of the company by Carlton Communications Plc., at which time the company was merged with Technicolor, Inc. (NYSE: TCH). Also, while at Nimbus, Mr. Eisenstadt established an international joint venture and was involved in several domestic and international acquisition and expansion opportunities. Mr. Eisenstadt received his MBA from James Madison University.

        Helmut Thomas, Ph.D. has served as our Senior Vice President, Research and Preclinical Development since June 2006. Prior to joining us, Dr. Thomas served as Vice President, Development, of LymphoSign Inc., or LymphoSign, beginning in 2004. Before LymphoSign, Dr. Thomas spent nine years with CIBA/Novartis Pharma, A.G., or Novartis, where he held several top-level management positions in Europe and the United States, culminating in his appointment as Executive Director, Global Project Manager and Leader of the PRIDE (Proof of Research In Development) Team Oncology. While at Novartis, he directed the preclinical development of more than 25 drug candidates. A highly accomplished biochemist and toxicologist with an extensive and productive career in drug discovery and development, Dr. Thomas is an author of over 140 scientific articles, book chapters and abstracts as well as a co-inventor on numerous patents. Dr. Thomas received his Ph.D. in biochemistry and organic chemistry from the University of Hannover, Germany.

        Gordana Kosutic, M.D. has served as our Vice President, Clinical and Regulatory Affairs since September 2005. Prior to joining us Dr. Kosutic served as Vice President of Clinical Development at Fulcrum Pharma Developments, Inc. Previously, she served as Vice President of Clinical and Regulatory Affairs at both Nobex Corporation and ClinTrials Research, Inc. (now part of Kendle International Inc.) and Director of Clinical Research at ICN Pharmaceuticals, Inc. Her research and clinical experience spans multiple therapeutic indications including gastrointestinal and metabolic diseases, osteoporosis, hepatitis, psychiatric disorders and cancer. She has extensive clinical development expertise encompassing strategic development and clinical trial design and implementation. Dr. Kosutic also actively participated in special committees for multiple products related to myocardial infarction, anti-coagulant drugs and anti-diabetic drugs. She is author or co-author of over 20 publications, abstracted presentations and patents. Dr. Kosutic received her medical degree from the School of Medicine, University of Belgrade, Serbia.

  Non-Management Directors

        John H. Johnson has served as the Chairman of our board of directors since November 2010. Mr. Johnson is the Senior Vice President and President of the Oncology Business Unit at Eli Lilly and Company, or Lilly, a position he has held since November 1, 2009. Prior to this appointment, he had served as Chief Executive Officer of ImClone Systems Inc., or ImClone, since August 2007 and was also a member of ImClone's board of directors until the company became a wholly-owned subsidiary of Lilly in November 2008. Previously, from 2005 until August 2007, he served as company group chairman of Johnson and Johnson's Worldwide Biopharmaceuticals unit. Mr. Johnson began his career at Pfizer Inc. and then joined Johnson and Johnson in 2000 to help lead the company into the anti-infectives market. He left Johnson and Johnson in 2000 to join Parkstone Medical Information Systems as president and CEO, returning in 2002 as worldwide vice president, CNS/Psychiatry. He was then appointed president of Ortho Biotech Products Inc. and subsequently became responsible for Ortho Biotech Canada Inc. until he was named company group chairman in 2005 of Johnson and Johnson's Worldwide Biopharmaceuticals unit. Mr. Johnson earned a B.S. degree from East Stroudsburg University of Pennsylvania. Mr. Johnson brings to our board more than two decades of experience in the biopharmaceutical and healthcare industry, including managing large product development pipelines and serving in key executive roles.

        Jean-Paul Castaigne, M.D. has served as one of our directors since June 2004. Dr. Castaigne is President and CEO of Angiochem Inc., or Angiochem, a position he has held since September 2006. Angiochem leverages its EPiC platform technology to create drugs that cross the blood brain barrier to treat brain diseases. In this capacity, he has advanced multiple clinical and preclinical drug candidates and leads the company's financing and partnering activities. Prior to joining Angiochem, he was COO and CSO of Conjuchem Inc. (TSX: CJB), or Conjuchem, a Montreal-based drug delivery company. Prior to joining Conjuchem in 2000, he was Vice President, World Wide Head of Global R&D at Groupe Fournier SA in France. Before that, he was with Novartis for over 10 years in a variety of international positions, including President and Managing Director for Sandoz Philippines and Director of Medical and R&D for Sandoz in France and as Corporate Vice-President, R&D, Medical and Regulatory in Canada, where he oversaw significant growth in the R & D operation. Earlier in his career, Dr. Castaigne worked for Cilag France (Johnson & Johnson) and Sanofi-Aventis in clinical and regulatory management. He received his M.D. from Paris University in 1975, held the position of Associate Professor of Oncology, Pneumology there in 1978, and received his advanced diploma in Management and Business Administration in 1987 from HEC Paris. We believe Dr. Castaigne's experience working in various pharmaceutical companies as well as his extensive knowledge of all aspects of our preclinical and clinical development plans make him a crucial member of our board of directors.

        Donald F. Corcoran has served as one of our directors since April 2001. Mr. Corcoran is presently a consultant for biotechnology companies and he is the former President, Chief Executive Officer and a Director of MethylGene Inc. (TSX: MYG), or MethylGene, a Montreal based, chemistry-focused biopharmaceutical company a position he held from the company's formation in 1997 until September 2010. MethylGene's current goal is the discovery and development of rationally designed small molecule drugs against enzyme targets with an initial focus on cancer and infectious diseases. Mr. Corcoran led the formation of MethylGene during his tenure as Vice President, International Operations and Business Development at Hybridon, Inc (AMEX: HBY), or Hybridon. Prior to joining Hybridon in 1992, Mr. Corcoran was Business Planning Manager at Schering Plough Corporation and while employed at Lilly from 1982 to 1991, served in a variety of financial, accounting, marketing, human resources and acquisition/strategic planning positions. He began his business career as an administrator with Burke Rehabilitation Hospital, New York in 1978. Mr. Corcoran received an MBA from The Johnson Graduate School of Management, Cornell University in 1982. Mr. Corcoran's work experience in leading executive roles of public pharmaceuticals companies will be extremely valuable to us as we transition to becoming a public company following the completion of this offering.

        Aaron Davidson has served as one of our directors since May 2005. Mr. Davidson is a Managing Director of H.I.G. Ventures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Lilly, where he spent a decade in various management roles in the United States and Canada including business development, strategic planning, market research and financial planning. After Lilly he spent a year as the Vice President of Corporate Business Development at SYN-X Pharma Inc. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, Inc., HyperBranch Medical Technology, Inc., NeurAxon Inc., Novadaq Technologies Inc. and Quinnova Pharmaceuticals, Inc. He served on the board of Salmedix Inc. prior to its acquisition by Cephalon, Inc. in June 2005 and the board of Oncogenex Pharmaceuticals Inc. prior to their public listing. Mr. Davidson earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University. Mr. Davidson has substantial experience in business development, strategic planning, market research and financial planning and has served a director of numerous companies.

        Brenda D. Gavin, D.V.M. has served as one of our directors since May 2005. She was a founding partner of Quaker BioVentures, a venture capital firm that invests in life science companies, and has been a partner at Quaker BioVentures from 2002 to the present. Dr. Gavin serves on the board of Tengion, Inc. (NASDAQ:TNGN) as well as several other private companies. Dr. Gavin received her Bachelor of Science from Baylor University, DVM from the University of Missouri and an MBA from the University of Texas, San Antonio. Dr. Gavin brings to the board substantial experience in our industry having served on the board of directors of more than 20 biopharmaceutical and life sciences companies, including their audit, compensation and corporate governance committees. She is also familiar with and has designed complex capital structures.

        Alex Zisson has served as one of our directors since May 2005. Since 2002, Mr. Zisson has been a Partner at Thomas, McNerney & Partners, a prominent health care venture capital firm that invests in life science and medical technology companies at all stages of development. He is currently a board member of several private life sciences companies, including Clarus Therapeutics, Inc, Quinnova Pharmaceuticals, Inc. and Zogenix, Inc. Before joining Thomas, McNerney & Partners, he spent 11 years in the research department at Hambrecht & Quist (and its successor firms Chase H&Q and JPMorgan H&Q). During his tenure at H&Q, Mr. Zisson led research teams covering the biotechnology, specialty pharmaceuticals, large-cap pharmaceuticals, drug delivery and diagnostics industries. After the merger of Chase H&Q and JPMorgan, Mr. Zisson also became the firm's Health Care Strategist. He graduated magna cum laude from Brown University, where he was elected to Phi Beta Kappa. Mr. Zisson serves on the board of directors of numerous life sciences companies, has extensive knowledge of the health care and biopharmaceutical industries and has been instrumental in our development since joining our board in 2005.

Composition of our Board of Directors

        Our board of directors currently consists of seven members, all of whom were elected pursuant to the board composition provisions of our stockholders agreement, which agreement will terminate upon completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee's and board of directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through their established records of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

        Director Independence.    We have applied to have our common stock listed on the NASDAQ Global Market. Our board of directors has determined that John H. Johnson, Jean-Paul Castaigne, Donald F. Corcoran, Aaron Davidson, Brenda D. Gavin and Alex Zisson are independent under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our board committees will comply with all applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market. There are no family relationships among any of our directors or executive officers.

        Staggered Board.    Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

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  Our Class I directors will be                        and                         ;

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  Our Class II directors will be                        and                         ;

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  Our Class III directors will be                        ,                         and                         .

        Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board's Role in Risk Oversight

        The positions of Chairman of the board and chief executive officer are presently separated and have historically been separated at our company. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing our Chairman of the board to lead the board of directors in its fundamental role of providing advice to, and independent oversight of, management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. This leadership structure also is preferred by a significant number of our stockholders. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

        While our amended and restated by-laws, which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our Chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

        Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to product candidate development, technological uncertainty, dependence on collaborative partners, uncertainty regarding patents and proprietary rights, comprehensive government regulations, having no commercial manufacturing experience, marketing or sales capability or experience and dependence on key personnel as more full discussed under "Risk Factors" in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

        Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through committees of the board of directors, but the full board of directors has retained responsibility for general oversight of risks. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company as our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Committees of our Board of Directors

        Our board of directors has established a compensation committee, audit committee and nominating and corporate governance committee.

        Compensation Committee.    The current members of our compensation committee are                        , who is the chair of the committee,                         and                         . Each of the

members of our compensation committee is independent under the applicable rules and regulations of the SEC, Nasdaq Stock Market and the Internal Revenue Service. Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee's responsibilities include:

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  reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

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  evaluating the performance of these officers in light of those goals and objectives;

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  setting the compensation of these officers based on such evaluations;

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  administering the issuance of stock options and other awards under our stock plans; and

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  reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

        Audit Committee.    The current members of our audit committee are                        , who is the chair of the committee                        and                         . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board has determined that                        is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq Stock Market.                        ,                         and                         are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq Stock Market. Our audit committee's responsibilities include:

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  overseeing our corporate accounting and financial reporting process;

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  evaluating the independent auditors' qualifications, independence and performance;

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  determining the engagement of the independent auditors;

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  reviewing and approving the scope of the annual audit and the audit fee;

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  discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

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  approving the retention of the independent auditors to perform any proposed permissible non-audit services;

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  monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

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  reviewing our critical accounting policies and estimates;

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  overseeing our internal audit function; and

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  annually reviewing the audit committee charter and the audit committee's performance.

        Nominating and Corporate Governance Committee.    The current members of our nominating and corporate governance committee are                        , who is the chair of the committee,                         and                         . Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and Nasdaq Stock Market. The nominating and corporate governance committee's responsibilities include:

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  making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board;

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  overseeing our corporate governance guidelines; and

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  reporting and making recommendations to our board concerning governance matters.

        Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Compensation

  Compensation Discussion and Analysis

        Introduction.    This section discusses our executive compensation policies and arrangements as they relate to our named executive officers who are listed in the compensation tables set forth below. The following discussion should be read together with the compensation tables and related disclosure set forth below.

        Our named executive officers, or NEOs, for the year ended December 31, 2009 are listed in the table below.

Name	Title
Vipin K. Garg, Ph.D.	Chief Executive Officer and President
Richard I. Eisenstadt	Chief Financial Officer and Vice President, Finance
Helmut Thomas, Ph.D.	Senior Vice President, Research and Preclinical Development
Gordana Kosutic, M.D.	Vice President, Clinical and Regulatory Affairs

        With respect to these NEOs, our board of directors determined initial compensation for these persons based primarily on negotiations between our board and our NEOs prior to their being hired and our board's past practices and experiences with companies such as ours.

        We expect that, following the completion of this offering, our Compensation Committee will undertake a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives and philosophy are appropriate after we have become a public company. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Executive Compensation Objectives and Philosophy

        The key objectives of our executive compensation programs are (1) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business; (2) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (3) to align the interests of our executive officers and our equity holders through short- and long-term incentive compensation programs. For our NEOs, these short- and long-term incentives are designed to accomplish these objectives by providing a significant correlation between our results of operations and their total compensation.

        We expect to provide our NEOs with a significant portion of their compensation through cash incentive compensation contingent upon the achievement of operational and personal performance metrics as well as through equity compensation. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our company's financial and operational performance. Equity compensation derives its value from our equity value, which in the future is likely to fluctuate based on our financial and operational performance.

        We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles.

  To Pay for Performance

        Individuals in leadership roles are compensated based on a combination of total company and individual performance factors. Total company performance is evaluated primarily on the degree to which pre-established operational objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including:

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  individual contribution to attaining specific operational objectives;

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  building and developing individual skills and a strong leadership team; and

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  developing an effective infrastructure to support business development and growth.

  To Pay Competitively

        We are committed to providing a total compensation program designed to retain our highest performing employees and attract superior leaders to our company. We have established compensation levels that we believe are competitive based on our board's experience with pay practices and compensation levels for companies such as ours.

  To Pay Equitably

        We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our board considers depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

        In addition to short- and long-term compensation, we have found it important to provide certain of our executive officers with competitive post-employment compensation. Post-employment compensation consists primarily of two main types—severance pay and benefits continuation. We believe that these benefits are important considerations for our executive officer compensation package, as they afford a measure of financial security in the event of certain terminations of their employment and also enable us to secure their cooperation following termination. We have sought to ensure that each combined compensation package is competitive at the time the package is negotiated with the executive officer. We elect to provide post-employment compensation to our executive officers on a case-by-case basis as the employment market, the qualifications of potential employees and our hiring needs dictate.

Compensation Committee Review of Compensation

        We expect that following this offering, our Compensation Committee will review compensation elements and amounts for NEOs on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. We may, but do not currently, use a third party consultant to assist us with determining compensation levels. We expect that each year our Compensation Committee will compile a report of benchmark data for executive positions for similar companies, including summaries of base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. We have not yet determined the companies that we will benchmark our compensation packages against, but we expect that the Compensation Committee will determine this list after completion of this offering and that it will compare our pay practices and overall pay levels with other leading industry organizations and, where appropriate, with non-industry organizations when establishing our pay guidelines.

        We expect that the CEO will provide compensation recommendations to the Compensation Committee for executives other than himself based on this data and the other considerations mentioned in this Compensation Discussion and Analysis. We expect that the Compensation Committee will recommend a compensation package that is consistent with our compensation philosophy, strategically positioned at the median of the peer group and competitive with other organizations similar to ours.

        We expect that the Compensation Committee will consider input from our CEO and CFO, regarding benchmarking and recommendations for base salary, annual incentive targets and other compensation awards. The Compensation Committee will likely give significant weight to our CEO's and CFO's judgment when assessing performance and determining appropriate compensation levels and incentive awards for our other NEOs.

Elements of Compensation

        As discussed throughout this Compensation Discussion and Analysis, the compensation policies applicable to our NEOs are reflective of our pay-for-performance philosophy, that the role of executive officers is to enhance equity holder value over the long term.

        The elements of our compensation program are:

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  base salary;

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  performance-based cash incentives;

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  equity incentives; and

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  certain additional executive benefits and perquisites.

        Base salary, performance-based cash incentives and long-term equity-based incentives are the most significant elements of our executive compensation program and, on an aggregate basis, they are intended to substantially satisfy our program's overall objectives. Typically the Compensation Committee has, and following the offering, the Compensation Committee will seek to, set each of these elements of compensation at the same time to enable it to simultaneously consider all of the significant elements and their impact on compensation as a whole. Taking this comprehensive view of all compensation components allows us also to make compensation determinations that will reflect the principles of our compensation philosophy and related guidelines with respect to allocation of compensation among certain of these elements and total compensation. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

  Base Salary

        We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. The base salaries for our NEOs in 2009 were established by our board of directors, based in large part on the recommendation of our management and our Compensation Committee's review of other factors, including:

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  the individual's performance, results, qualifications and tenure;

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  the job's responsibilities;

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  pay mix (base salary, annual cash incentives, equity incentives, perquisites and other executive benefits);

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  compensation practices in our industry; and

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  our financial position.

        The annual base salaries in effect for each of our NEOs employed by us as of December 31, 2009 and December 31, 2010, are as follows.

Name	Base Salary 2009 ($)	Base Salary 2010 ($)
Vipin K. Garg, Ph.D.	280,800	287,820
Richard I. Eisenstadt	188,240	192,946
Helmut Thomas, Ph.D.	260,000	266,500
Gordana Kosutic, M.D.	244,400	250,510

        In setting base salaries for 2009, our Compensation Committee considered the prevailing market conditions and our financial position and decided not to increase the base salaries of our NEOs in 2009. In early 2010, in connection with setting the 2010 base salaries for our NEOs, our Compensation Committee considered the prevailing market conditions, our financial position and the absence of base salary raises in 2009, and decided to increase the base salary of each of our NEOs by 2.5% over their 2009 base salaries.

        In the future, we expect that salaries for executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the Compensation Committee will recommend a compensation package that is consistent with our compensation philosophy, strategically positioned at market median of our to-be-determined peer group.

  Performance-Based Cash Incentives

        We pay annual performance-based cash incentives or bonuses in order to align the compensation of our NEOs with our short-term operational and performance goals and to provide near-term rewards for our NEOs to meet these goals. From time to time, our Compensation Committee has exercised its discretion in determining cash incentive amounts and making individual awards, but generally our performance-based cash incentives are made under our annual cash incentive plan. Our annual cash incentive plan for our CEO is based on the attainment by our company of non-financial operational goals and for all other NEOs is based on two components: the attainment by our company of non-financial operational goals and the achievement by each NEO of personal and often subjective performance goals. The final evaluation made by our Compensation Committee combines often subjective assessments of each of our company's operational goals and each NEO's personal goals and does not involve a mathematical analysis or pre-established weighting of each goal. Each of these components allows us to establish appropriately aggressive performance expectations and incentives that align business performance expectations to the prevailing market and economic conditions.

        The following table shows each NEO's target bonus under our annual cash incentive plan as a percentage of base salary for 2009.

	Target Bonus as a Percentage of Base Salary
Name	Target (%)	Maximum (%)
Vipin K. Garg, Ph.D.	35	35
Richard I. Eisenstadt	20	20
Helmut Thomas, Ph.D.	20	20
Gordana Kosutic, M.D.	10	10

        The actual payout to our NEOs, other than our CEO, under our annual cash incentive plan is calculated as follows: first, our Compensation Committee determines the percentage of corporate objectives attained and then multiplies that percentage by our NEOs' target bonus percentage to determine each NEOs' maximum bonus eligibility percentage, and second, our Compensation Committee determines the percentage of personal objectives achieved and then multiplies that percentage by each NEOs' maximum bonus eligibility percentage to determine the actual payout amount. For example, if our Compensation Committee determines that we attained 50% of our corporate objectives, then our CFO's maximum bonus eligibility is 10%, or 20% multiplied by 50%. If our Compensation Committee also determines that our CFO achieved 75% of his personal performance objectives, then our CFO's actual bonus payout is 7.5%, or 10% multiplied by 75%, of his annual base salary. The actual payout to our CEO under our annual cash incentive plan is based entirely on the attainment of our corporate objectives. For example, if our board determines that we attained 50% of our corporate objectives, then our CEO's actual bonus payout is 17.5%, or 35% multiplied by 50%, of his annual base salary.

        We do not disclose our company and personal performance goals. We believe that disclosure of these goals would result in serious competitive harm and be detrimental to our operating performance because the components of our performance goals for 2009 contain highly sensitive data, such as regulatory, strategic partnering and other non-financial operational goals. These goals are intended to be realistic and reasonable, but challenging, in order to drive performance by our NEOs.

        The personal performance goals vary for each NEO whose bonus is based in part on personal performance goals and are based on specific priorities in the NEO's area of responsibility, which may include, among others, regulatory and operating performance measures, as well as more subjective goals such as achievement of operational goals or implementation of specific plans, publications or projects in each NEO's area of management. Each year, our CEO and each NEO jointly determine what the NEO's performance priorities will be for the year, and our CEO makes a recommendation to our Compensation Committee. Our Compensation Committee reviews these recommendations, may have further discussions with the CEO or the NEO and then makes a final determination as to the personal performance goals.

        After our fiscal year 2009 ended, our Compensation Committee reviewed the company's performance against its goals and determined that the company performance component of our annual cash incentive plan was 0%. This decision was primarily due to slower than expected clinical and business development accomplishments. As a result, none of our NEOs received any cash incentive compensation for the fiscal year ended 2009. However, our Compensation Committee recognized the accomplishment of our collaboration agreement with Bristol-Myers Squibb Company, which was not originally included in the 2009 cash incentive plan previously communicated to the NEOs, and awarded our CEO a discretionary bonus of $50,000. In addition, our Compensation Committee, based on the recommendation of our CEO, allocated an additional $50,000 in discretionary bonuses to employees who contributed to this accomplishment. Our CFO and Senior Vice President, Research and Preclinical Development were allocated $20,000 and $25,000, respectively, from this amount. These discretionary bonus amounts are set forth in the "Summary Compensation Table" under "Compensation Tables" below.

        After our fiscal year 2009 ended, each of our NEOs prepared an assessment of his or her performance against his or her personal performance goals and discussed them with our CEO, who then made a recommendation to our Compensation Committee. Our Compensation Committee reviewed these recommendations, undertook a similar process with our CEO regarding his personal performance goals and made a determination of overall performance against these goals for each NEO. Since our Compensation Committee determined that the company performance component of our annual cash incentive plan for 2009 was 0%, the evaluation of each NEO's personal performance goals did not factor into determining the amount of annual cash incentive compensation for 2009.

        We expect that following this offering our Compensation Committee will more directly assess the performance of our NEOs. Many of the personal performance goals are qualitative in nature. Accordingly, the final evaluation made by our Compensation Committee often combines subjective assessments of each of the NEO's goals and does not involve a mathematical analysis or pre-established weighting of each goal. Our Compensation Committee ultimately determines a single percentage representing overall performance against each NEO's personal goals in the aggregate.

        The target bonus percentages for our NEOs under our annual cash incentive plan for 2010 are the same as under the annual cash incentive plan for 2009. We do not believe that disclosure of our 2010 company and personal performance goals is relevant to an understanding of compensation for our 2009 fiscal year, and we therefore have not disclosed them. In addition, because the components of our performance goals for 2010 contain highly sensitive data, such as our regulatory, business development and performance goals, we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our performance goals are intended to be realistic and reasonable, but challenging, in order to drive performance by our NEOs.

  Equity Incentives

        All of our NEOs have received equity incentive grants under our 2001 Stock Option Plans or 2003 Stock Option Plan, which is described below, in the form of stock options. To date, we have used stock option grants as our principal form of equity incentives because they are an effective means to align the long-term interests of our executive officers with those of our stockholders. The offer of options attempts to achieve this alignment by providing our NEOs with equity incentives that vest over time or upon the occurrence of certain events. The options serve also to reward our NEOs for performance. The value of an option is at risk for the NEO and is entirely dependent on the value of a share of our stock above the option's strike price. The value of our stock is dependent in many ways on management's success in achieving our goals. If the price of our common stock drops, for any reason, over the option's vesting period, the value of the option to the executive will drop and could become worthless if the price of the underlying stock remains below the option's strike price. In determining the number of stock options to be granted to executives, we take into account the individual's position, scope of responsibility, ability to affect profits and shareholder value and the individual's historic and recent performance and the value of stock options in relation to other elements of the individual executive's total compensation.

        We may in the future grant other forms of equity incentives, such as restricted stock or performance shares (shares that vest only upon achievement of performance goals established at the time of grant), subject to the Compensation Committee's discretion, to ensure that our executives are focused on long-term value creation. We expect that the Compensation Committee will periodically review the equity awards previously awarded to management, the performance of our business and the performance of our stock. We expect that the Compensation Committee will establish levels of equity incentive holdings for our NEOs such that the portion of overall compensation that is variable is consistent with our pay-for-performance philosophy and competitive within our industry. The Compensation Committee is expected to determine appropriate levels of equity awards based on these factors and may make additional grants.

        Stock options granted by us to date have an exercise price equal to or greater than the fair market value of our common stock on the date of grant and generally expire ten years after the date of grant. Stock options are subject to vesting, with 100% of the options in each grant vesting over time at a rate of 25% of the total grant on the first anniversary of the vesting start date and the remaining 75% vesting in 12 equal quarterly installments over the first 12 quarters following the first anniversary of the vesting start date.

        The amount of each of these awards was designed to establish a desired percentage ownership level for each of our NEOs that our board believed was commensurate with their respective roles and responsibilities and based on similarly situated employees of other companies that members of our board had experience with. No new awards were granted in 2009 because there was no dilution to the NEOs' ownership in that year.

  Additional Executive Benefits and Perquisites

        We provide our executive officers with executive benefits that the board believes are reasonable and in the best interests of the company and its stockholders which consist of the following benefits:

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  health insurance;

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  vacation and sick days;

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  long-term disability; and

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  a 401(k) plan.

        In addition, we pay life insurance premiums for our CEO. We have no structured perquisite benefits, such as club memberships or company vehicles, for any executive officer, including our NEOs.

Accounting and Tax Considerations

        In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering, or the Transition Date. After the Transition Date, certain rights or awards granted under the plan, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

        Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Risk Management Practices

        When determining our compensation policies and practices, our Compensation Committee considered various matters relative to the development of a reasonable and prudent compensation program, including whether the policies and practices were reasonably likely to have a material adverse effect on us. We believe that the mix and design of our executive compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on us for the following reasons: we offer an appropriate balance of short and long-term incentives and fixed and variable amounts; our variable compensation is based on a balanced mix of criteria; and our Compensation Committee has the authority to adjust variable compensation as appropriate.

Compensation Tables

        The following tables provide information regarding the compensation earned during our most recently completed fiscal year by our NEOs.

  Summary Compensation Table—2009

        The following table shows the compensation earned by our NEOs during the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
Vipin K. Garg, Ph.D. Chief Executive Officer; President	2009	280,800	50,000	8,069	(1)	338,869
Richard I. Eisenstadt Chief Financial Officer; Vice President, Finance	2009	188,240	20,000	6,437	(2)	214,677
Helmut Thomas, Ph.D. Senior Vice President, Research and Preclinical Development	2009	260,000	25,000	3,822	(2)	288,822
Gordana Kosutic, M.D. Vice President, Clinical and Regulatory Affairs	2009	244,400	—	7,350	(2)	251,750

(1)
Consists of a company matching contribution to our 401(k) plan of $7,350 and company-paid life insurance premiums paid of $ 719.

(2)
Consists of a company matching contribution to our 401(k) plan.

  Grants of Plan-Based Awards—2009

        During fiscal year ended December 31, 2009, each of our NEOs participated in our performance-based cash incentive plan in which each officer was eligible for awards set forth below under "Estimated Potential Payouts Under Non-Equity Incentive Plan Awards". For a detailed discussion of our performance-based cash incentive plan, refer to "—Compensation Discussion and Analysis—Performance-based cash incentives."

        We did not make any equity award grants to our NEOs during fiscal year ended December 31, 2009.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold ($)(1)	Target ($)	Maximum ($)
Vipin K. Garg, Ph.D.	—	$98,280	$98,280
Richard I. Eisenstadt	—	$37,650	$37,650
Helmut Thomas, Ph.D.	—	$52,000	$52,000
Gordana Kosutic, M.D.	—	$24,440	$24,440

(1)
There is no "threshold" amount established under our annual cash incentive plan.

  Outstanding Equity Awards at Fiscal Year-End—2009

        The table below sets forth certain information regarding the outstanding equity awards held by our NEOs as of December 31, 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price(1)	Vesting Start Date	Option Expiration
Vipin K. Garg, Ph.D.	42,328	0	$1.62	9/14/2001	8/14/2011
	136,445	0	$1.84	1/1/2004	1/1/2014
	631,227	0	$0.25	5/12/2005	8/9/2015
	421,875	28,125	$0.25	1/25/2006	2/16/2016
	340,312	154,688	$0.35	1/4/2007	2/1/2017
	261,384	261,385	$0.54	10/26/2007	2/19/2018
	228,711	294,058	$0.54	2/1/2008	2/19/2018
Richard I. Eisenstadt	3,135	0	$1.62	8/12/2003	8/12/2013
	1,254	0	$1.62	10/7/2003	10/7/2013
	22,171	0	$1.84	1/1/2004	1/1/2014
	134,154	0	$0.25	5/12/2005	8/9/2015
	83,705	5,581	$0.25	1/25/2006	2/16/2016
	96,250	43,750	$0.35	1/4/2007	2/1/2017
	58,085	58,086	$0.54	10/26/2007	2/19/2018
	50,824	65,347	$0.54	2/1/2008	2/19/2018
Helmut Thomas, Ph.D.	218,750	31,250	$0.54	6/5/2006	2/19/2018
	68,750	31,250	$0.54	1/4/2007	2/19/2018
	52,128	52,128	$0.54	10/26/2007	2/19/2018
	45,612	58,644	$0.54	2/1/2008	2/19/2018
Gordana Kosutic, M.D.	126,000	0	$0.25	10/4/2005	10/4/2015
	65,625	4,375	$0.25	1/25/2006	2/16/2016
	52,937	24,063	$0.35	1/4/2007	2/01/2017
	40,659	40,660	$0.54	10/26/2007	2/19/2018
	35,577	45,743	$0.54	2/1/2008	2/19/2018

(1)
The options covered by the respective grant vest and become exercisable at a rate of 25% of the total grant on the first anniversary of the vesting start date and the remaining 75% vesting in 12 equal quarterly installments over the first 12 quarters following the first anniversary of the vesting start date. See "—Compensation Discussion and Analysis—Elements of Compensation—Equity Incentives."

  Option Exercises and Stock Vested

        There were no option awards exercised by any of our NEOs during fiscal year ended December 31, 2009, and none of our NEOs hold any other stock awards, including any that vested during fiscal year ended December 31, 2009.

  Pension Benefits

        Our NEOs did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us.

  Deferred Compensation

        We do not currently provide any deferred compensation program or benefits but may elect to do so in the future.

Employment and Change in Control Agreements

        Vipin K. Garg, Ph.D.    On February 20, 2007, we entered into an Amended and Restated Agreement of Employment with Dr. Garg, our President and Chief Executive Officer, providing for his continued employment, effective as of the signing date. This employment agreement, as amended on July 16, 2008, provides for an initial term of three years with automatic renewals each year thereafter unless terminated by either us or Dr. Garg. Dr. Garg's base salary was originally set at $270,000 per year, subject to annual review and increases based on Dr. Garg's performance and the company's performance. Dr. Garg is also eligible to receive an annual bonus payment of up to 35% of his annual base salary, based on achievement of certain performance milestones identified by our board of directors in consultation with Dr. Garg. Furthermore, he is eligible to participate in our group benefits programs, including but not limited to medical insurance, vacation and retirement plans, and will be provided with life insurance and the ability to participate in a 401(k) plan. In the event Dr. Garg is terminated by us without cause, as defined in the employment agreement, or he resigns with good reason, as defined in the employment agreement, including any material reduction in base compensation or material diminution in title, duties or responsibilities as President and Chief Executive Officer, Dr. Garg will be entitled to receive (i) continued payment of his base salary for 12 months, (ii) a pro-rata portion of his bonus for the year of termination and (iii) continuation of his taxable and non-taxable benefits for 12 months, subject to the limits under the Treasury Regulation Section 1.409A-1(b)(9)(v)(D). Additionally, all of Dr. Garg's stock options that would have otherwise vested during the 12 month period from the date of termination (assuming no termination had occurred) shall vest immediately. In the event that Dr. Garg is terminated for cause or he terminates his employment without good reason, Dr. Garg will not be entitled to the payments and benefits described above unless mutually agreed upon in writing. Dr. Garg's employment agreement also includes a two-year non-solicitation covenant and a one year non-compete covenant following the termination of Dr. Garg's employment.

        We also entered into a Change in Control Agreement with Dr. Garg effective as of June 13, 2008 providing for certain benefits to Dr. Garg in the event of the termination of his employment following a change in control. In the event that Dr. Garg's employment is terminated (i) by us for any reason other than for cause, as defined in the agreement (other than by reason of his death or permanent disability) or (ii) by Dr. Garg for good reason as defined in the agreement, including substantial reduction or diminishment of duties, responsibilities or salary or relocation of Dr. Garg's place of employment by more than 50 miles, in either case, in immediate anticipation of, concurrently with, or within 12 months following a change in control, Dr. Garg will be entitled to receive (a) an amount equal to 12 months' of his then-current monthly base salary (less all applicable deductions for withholding taxes and the like) payable as a single lump sum, (b) an amount equal to: (x) the percentage of his annual base salary received as a bonus payment for the preceding calendar year multiplied by (y) his base salary for the year of termination, and (c) an amount equal to the cost of the premium for continued health insurance coverage at the same coverage level and on the same terms and conditions which applied immediately prior to the date of termination for 12 months from the date of termination.

        Richard I. Eisenstadt.    Effective June 13, 2008, we entered into a Change in Control Agreement with Mr. Eisenstadt, our Vice President, Finance and Chief Financial Officer, providing for certain benefits to Mr. Eisenstadt in the event of the termination of his employment following a change in control. In the event that Mr. Eisenstadt's employment is terminated (i) by us for any reason other than for cause, as defined in the agreement (other than by reason of his death or permanent disability) or (ii) by Mr. Eisenstadt for good reason as defined in the agreement, including substantial reduction or diminishment of duties, responsibilities or salary or relocation of Mr. Eisenstadt's place of employment by more than 50 miles, in either case, in immediate anticipation of, concurrently with, or within 12 months following a change in control, Mr. Eisenstadt will be entitled to receive (a) an amount equal to six months' of his then-current monthly base salary (less all applicable deductions for withholding taxes and the like) payable as a single lump sum, (b) an amount equal to: (x) the percentage of his annual base salary received as a bonus payment for the preceding calendar year multiplied by (y) his base salary for the year of termination, and (c) an amount equal to the cost of the premium for continued health insurance coverage at the same coverage level and on the same terms and conditions which applied immediately prior to the date of termination for six months from the date of termination.

        Helmut Thomas, Ph.D.    On June 13, 2008, we entered into a Change in Control Agreement with Dr. Thomas, our Senior Vice President, Research and Preclinical Development, providing for certain benefits to Dr. Thomas in the event of his termination of employment following a change in control. In the event that Dr. Thomas' employment is terminated (i) by us for any reason other than for cause, as defined in the agreement (other than by reason of his death or permanent disability) or (ii) by Dr. Thomas for good reason as defined in the agreement, including substantial reduction or diminishment of duties, responsibilities or salary or relocation of Dr. Thomas' place of employment by more than 50 miles, in either case, in immediate anticipation of, concurrently with, or within 12 months following a change in control, Dr. Thomas will be entitled to receive (a) an amount equal to 12 months' of his then-current monthly base salary (less all applicable deductions for withholding taxes and the like) payable as a single lump sum, (b) an amount equal to: (x) the percentage of his annual base salary received as a bonus payment for the preceding calendar year multiplied by (y) his base salary for the year of termination, and (c) an amount equal to the cost of the premium for continued health insurance coverage at the same coverage level and on the same terms and conditions which applied immediately prior to the date of termination for 12 months from the date of termination.

        Gordana Kosutic, M.D.    Effective June 13, 2008, we entered into a Change in Control Agreement with Dr. Kosutic, our Vice President, Clinical and Regulatory Affairs, providing for certain benefits to Dr. Kosutic in the event of the termination of her employment following a change in control. In the event that Dr. Kosutic's employment is terminated (i) by us for any reason other than for cause, as defined in the agreement (other than by reason of her death or permanent disability) or (ii) by Dr. Kosutic for good reason as defined in the agreement, including substantial reduction or diminishment of duties, responsibilities or salary or relocation of Dr. Kosutic's place of employment by more than 50 miles, in either case, in immediate anticipation of, concurrently with, or within 12 months following a change in control, Dr. Kosutic will be entitled to receive (a) an amount equal to six months' of her then-current monthly base salary (less all applicable deductions for withholding taxes and the like) payable as a single lump sum, (b) an amount equal to: (x) the percentage of her annual base salary received as a bonus payment for the preceding calendar year multiplied by (y) her base salary for the year of termination, and (c) an amount equal to the cost of the premium for continued health insurance coverage at the same coverage level and on the same terms and conditions which applied immediately prior to the date of termination for six months from the date of termination.

Potential Payments Upon Termination and Change in Control

        Assuming each NEO's employment was terminated under each of the circumstances set forth below, or a change in control occurred, on December 31, 2009, the estimated values of payments and benefits to each NEO are set forth in the following table. In the case of a change in control, the amounts set forth below assume that each NEO was terminated without cause or resigned for good reason on December 31, 2009 as well. See "—Employment and Change in Control Agreements."

        Payments upon certain terminations of employment as set forth in the table below are determined by the terms of our CEO's employment agreement and the respective NEO's change in control agreements. See "—Employment and Change in Control Agreements." The amounts payable upon a change in control represent accelerated vesting of options and are determined by the terms of the equity incentive plan under which the options have been granted and the terms of the grant agreement governing the options. See "—Elements of Compensation—Benefit Plans." Grant agreements for options under our stock option plans generally have provided for 100% acceleration of unvested options for all grantees in connection with a change in control because our board of directors believes that this accelerated vesting provides our employees an incentive to assist in the successful completion of a change in control transaction.

Name	Benefit	Without cause or for good reason	Change in control
Vipin K. Garg, Ph.D.	Base salary continuation	$280,800	$280,800
	Bonus(1)	49,140	98,280
	Continuation of benefits(2)	22,525	21,805
	Vesting of Options(3)	—	—

	Total	352,465	400,885

Richard I. Eisenstadt	Base salary continuation	—	94,120
	Bonus(1)	—	18,824
	Continuation of benefits(2)	—	3,760
	Vesting of Options(3)	—	—

	Total	—	116,704

Helmut Thomas, Ph.D.	Base salary continuation	—	260,000
	Bonus(1)	—	52,000
	Continuation of benefits(2)	—	1,070
	Vesting of Options(3)	—	—

	Total	—	313,070

Gordana Kosutic, M.D.	Base salary continuation	—	122,200
	Bonus(1)	—	12,220
	Continuation of benefits(2)	—	9,580
	Vesting of Options(3)	—	—

	Total	—	144,000

(1)
Amounts shown for bonus in connection with a change in control represent the target bonus the NEO would have earned for fiscal 2009, based on the assumption that the NEO's employment terminated as of the last day of the fiscal year, in accordance with the NEO's employment agreement. The amount set forth in the table reflects 100% of the target bonus under our annual cash incentive plan because this table assumes that the NEOs were terminated as of the last day of the fiscal year and we had not yet determined the amount of the bonuses payable to our NEOs under our annual cash incentive plan for fiscal 2009.

(2)
Amounts shown for continuation of benefits represent estimates for the continuation of health, medical, life and group life insurance benefits afforded to the NEOs and eligible family members in accordance with the NEO's employment agreement and/or change in control agreement.

(3)
There was no public market for our common stock in 2009. We have estimated the market value of the unvested options shares based on an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus.

Director Compensation—2009

        Upon election to our board, each of our non-employee directors who are not affiliated with any 5% or greater stockholder was granted options to purchase shares of our common stock, subject to an annual vesting over a four-year period from the date of grant. In addition, each of these directors is granted, annually, options to purchase shares of our common stock, subject to vesting over a one-year period from the date of grant. The exercise price of the options was greater than or equal to the fair market value of a share of our common stock at the time of grant. In addition, our non-employee directors who are not affiliated with any 5% or greater stockholder receive $1,000 per board meeting attended, $500 per committee meeting attended and $750 for chairing a committee.

        All directors have received and will continue to receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board.

        The following table sets forth a summary of the compensation we paid to our non-employee directors in 2009.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards	All Other Compensation		Total
Jean-Paul Castaigne	$7,000	$—	$17,000	(3)	$24,000
Donald F. Corcoran	$7,500	—	$—		$7,500

(1)
Mr. Johnson is omitted from this table because he joined our board in November 2010. Dr. Garg, Mr. Davidson, Dr. Gavin and Mr. Zisson have been omitted from this table because they received no compensation for serving on our board of directors. Dr. Garg's compensation as President and Chief Executive Officer for 2009 is detailed in "—Summary Compensation Table," "—Grants of Plan-Based Awards," "—Outstanding Equity Awards at Fiscal Year-End" and "—Option Exercises and Stock Vested" above.

(2)
Non-employee directors who are not affiliated with any 5% or greater stockholder receive $1,000 per board meeting attended, $500 per committee meeting attended and $750 for chairing a committee.

(3)
We were party to a consulting agreement with Dr. Castaigne pursuant to which he was paid $17,000 during 2009. Pursuant to the agreement, Dr. Castaigne primarily undertook special projects at the request of our CEO. This consulting agreement was terminated in December 2010.

Benefit Plans

        Our officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are entitled to participate in various benefit plans as described below, subject to the discretion of the administrators of the plans. Prior to completion of this offering, our equity awards were granted out of the Tranzyme Pharma Plan, the 2003 Stock Option Plan, the 2001 Employee Stock Option Plan and the 2001 Non-Employee Stock Option Plan. There were an aggregate of 8,001,272 shares of common stock authorized under these plans. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The available shares under these plans at the time of this offering will be reserved for the issuance of awards under the 2011

Equity Incentive Plan. Generally, shares that are forfeited or canceled from awards under the 2011 Equity Incentive Plan, the 2004 Stock Option Plan, the 2003 Stock Option Plan, the 2001 Employee Stock Option Plan and the 2001 Non-Employee Stock Option Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2011 Equity Incentive Plan.

  2011 Equity Incentive Plan

        Introduction.    Our 2011 Equity Incentive Plan was adopted by our board of directors and approved by our stockholders on                        , 2011 and will become effective upon the completion of this offering. The 2011 Equity Incentive Plan permits us to make grants of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, performance shares and dividend equivalent rights to our executives, employees, non-employee directors and consultants.

        Share Reserve.    Shares of common stock plus the number of shares of common stock reserved and still available under the Tranzyme Pharma Plan, the 2003 Stock Option Plan, the 2001 Non-Employee Stock Option Plan and the 2001 Employee Stock Option Plan at the time of this offering will be reserved for the issuance of awards under the 2011 Equity Incentive Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2011 Equity Incentive Plan, the Tranzyme Pharma Plan, the 2003 Stock Option Plan, the 2001 Employee Stock Option Plan and the 2001 Non-Employee Stock Option Plan also will be available for future awards.

        Administration.    The 2011 Equity Incentive Plan is administered by either the board or the compensation committee of our board of directors (in either case, the "administrator"). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Equity Incentive Plan.

        Eligibility.    All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2011 Equity Incentive Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2011 Equity Incentive Plan. For example, no more than                        shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one calendar year period. The maximum performance-based award payable to any grantee in a performance cycle is                         shares of common stock or $            if the award is payable in cash. These limits are intended to comply with Section 162(m) of the Code. In addition, no more than              shares of common stock may be granted in the form of incentive stock options.

        Types of Awards.    The types of awards that are available for grant under the 2011 Equity Incentive Plan are:

  •
  incentive stock options;

  •
  nonqualified stock options;

  •
  stock appreciation rights;

  •
  restricted stock awards and units;

  •
  unrestricted stock awards;

  •
  performance share awards;

  •
  cash based awards;

  •
  dividend equivalent rights; and

  •
  combinations of the above awards.

        The exercise price of stock options awarded under the 2011 Equity Incentive Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2011 Equity Incentive Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights.

        Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may also award restricted stock units, which entitle the participant to receive one share of common stock at the time the unit vests. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The administrator will determine the number of shares of restricted stock or restricted stock units granted to any employee. Our 2011 Equity Incentive Plan also gives the administrator discretion to grant stock awards free of any restrictions.

        Performance share awards are awards entitling the grantee to receive shares of our common stock upon the attainment of performance goals.

        Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

        Section 162(m).    In connection with performance-based awards (other than stock options or stock appreciation rights) that are intended to satisfy the requirements of Section 162(m) of the Code, each eligible participant's stock or cash award will be based on one or more pre-established performance targets determined in the discretion of the administrator. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

        Transferability.    Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, our 2011 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Change in Control.    Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger, sale or dissolution, or a similar change in control unless assumed or continued by any successor entity, all stock options and stock appreciation rights granted under the 2011 Equity Incentive Plan will terminate automatically unless the successor entity agrees to assume the awards. In the event the awards are to be terminated, the administrator may provide for payment in exchange for the termination of the awards. Furthermore, at any time the administrator may provide for the acceleration of exercisability and/or vesting of an award.

        Term.    Unless earlier terminated by our board of directors, the 2011 Equity Incentive Plan will expire on the tenth anniversary of the latest date our stockholders approved the plan, including any subsequent amendment or restatement. No awards will be granted under the 2011 Stock Option and Incentive Plan after that date.

        Amendment or Termination.    Our board of directors may amend, suspend, or terminate the 2011 Equity Incentive Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, certain material amendments to the 2011 Equity Incentive Plan will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2011 Equity Incentive Plan or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2011 Equity Incentive Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent. The administrator may not, without prior stockholder approval reduce the exercise price of outstanding stock options or stock appreciation rights or effect repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash.

The 2004 Stock Option Plan of Tranzyme Pharma Inc.

  Effective upon the adoption of our 2011 Stock Option and Incentive Plan in connection with this offering, our board of directors and Tranzyme Pharma's board of directors decided not to grant any further awards under the Tranzyme Pharma Plan.

        Introduction.    The Tranzyme Pharma Plan was adopted by the board of directors of Tranzyme Pharma Inc. (f/k/a Neokimia Inc.) on June 3, 2004. The Tranzyme Pharma Plan was amended and restated by the board of directors of Tranzyme Pharma on April 26, 2005 in connection with the Series A Financing. The Tranzyme Pharma Plan, permits us to make grants of stock options to Tranzyme Pharma's executives, employees, non-employee directors and consultants. As of September 30, 2010, stock options to purchase an aggregate of 423,910 shares of Tranzyme Pharma Inc's common exchangeable shares were outstanding under the Tranzyme Pharma Plan.

        In the event that any outstanding awards under the Tranzyme Pharma Plan, are cancelled, forfeited or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2011 Equity Incentive Plan. All options granted under this plan expire ten years after the date of grant provided however that options granted to ten percent shareholders expire after five years.

        Administration.    The Tranzyme Pharma Plan is administered by the board of directors of Tranzyme Pharma. The board of directors has full power and authority to approve forms of agreements for use, to select the participants to whom awards will be granted, to make any combination of awards to participants, to determine fair market value, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the Tranzyme Pharma Plan. The board of directors can also delegate such powers to executive officers, but the board must fix by a board resolution the maximum number of shares eligible to be awarded and the maximum number of shares for any one optionee made by such executive officers.

        Eligibility.    All of Tranzyme Pharma's employees, directors, consultants and other contributors are eligible to participate in the Tranzyme Pharma Plan, subject to the discretion of the administrator.

        Types of Awards.    Options are the only type of award available for grant under the 2004 Stock Option Plan.

        Transferability.    Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, the Tranzyme Pharma Plan does not permit the transfer of stock options except in the event of death and only the recipient of a stock option may exercise an award during the recipient's lifetime.

        Repurchase of Shares.    Common exchangeable shares acquired upon exercise of a stock option and any gain realized upon exercise of any stock option may be subject to repurchase by, or forfeiture to, Tranzyme Pharma at the discretion of Tranzyme Pharma's board of directors if the applicable award agreement provides for the repurchase.

        Conversion.    Upon completion of this offering, each outstanding award under the Tranzyme Pharma Plan shall be cancelled in exchange for the same number of awards under our 2011 Equity Incentive Plan, subject to adjustment as set forth in the Tranzyme Pharma Plan.

        Change in Control.    Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger or consolidation, sale of all or substantially all of Tranzyme Pharma's assets or capital stock or a similar change in control, any unexercisable portion of an award shall become immediately exercisable as of a date prior to the change in control, and, each outstanding award, to the extent not exercised prior to the change in control, shall terminate as of the effective time of the change in control.

        Term.    Unless earlier terminated by Tranzyme Pharma's board of directors, the Tranzyme Pharma Plan will expire on June 3, 2014. No awards may be granted under the Tranzyme Pharma Plan after the expiration date.

        Amendment or Termination.    The board may amend, suspend, or terminate the Tranzyme Pharma Plan in any respect at any time without stockholder approval, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. No amendment to the Tranzyme Pharma Plan, as amended and restated, may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

The 2003 Stock Option Plan of Tranzyme, Inc.

  Effective upon the adoption of our 2011 Stock Option and Incentive Plan in connection with this offering, our board of directors decided not to grant any further awards under the 2003 Stock Option Plan.

        Introduction.    The 2003 Stock Option Plan was adopted by our board of directors of on December 15, 2003 and approved by our shareholders on December 16, 2003. The 2003 Stock Option Plan was amended by our board of directors on June 3, 2004 and April 26, 2005, effective May 12, 2005, then amended and restated by our board of directors on October 23, 2007. The 2003 Stock Option Plan, as amended and restated, permits us to make grants of non-qualified stock options to our executives, employees, non-employee directors and consultants. Incentive stock options may also be granted to our executives and key employees. As of September 30, 2010, stock options to purchase an aggregate of 4,722,717 shares of common stock were outstanding under the 2003 Stock Option Plan.

        In the event that any outstanding awards under the 2003 Stock Option Plan, are cancelled, forfeited or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2011 Equity Incentive Plan. All options granted under this plan expire ten years after the date of grant provided however that options granted to ten percent shareholders expire after five years.

        Administration.    The 2003 Stock Option Plan is administered by either the board or the compensation committee of our board of directors (in either case, the "administrator"). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2003 Stock Option Plan.

        Eligibility.    All of our employees, directors, consultants and other contributors are eligible to participate in the 2003 Stock Option Plan, subject to the discretion of the administrator.

        Types of Awards.    The types of awards that are available for grant under the 2003 Stock Option Plan are:

  •
  incentive stock options;

  •
  nonstatutory stock options; and

  •
  any combination of the above awards.

        The exercise price of stock options awarded under the 2003 Stock Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each stock option may be exercised and, subject to the provisions of the 2003 Stock Option Plan, the period of time, if any, after retirement, resignation, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        Transferability.    Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, the 2003 Stock Option Plan does not permit the transfer of stock options except in the event of death and only the recipient of a stock option may exercise an award during the recipient's lifetime.

        Repurchase of Shares.    Shares of common stock acquired upon exercise of a stock option and any gain realized upon exercise of any stock option may be subject to repurchase by, or forfeiture to, us at the discretion of our board of directors if the applicable award agreement provides for the repurchase.

        Change in Control.    Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger or consolidation, sale of all or substantially all of our assets or capital stock or a similar change in control, any unexercisable portion of an award shall become immediately exercisable as of a date prior to the change in control as determined by our board. Each outstanding award, to the extent not exercised prior to the change in control, shall terminate as of the effective time of the change in control, unless the successor entity elects to assume outstanding awards or replace the outstanding awards with a comparable award to purchase shares of capital stock of the successor corporation.

        Term.    Unless earlier terminated by our board of directors, the 2003 Stock Option Plan will expire on December 15, 2013. No awards may be granted under the 2003 Stock Option Plan after the expiration date.

        Amendment or Termination.    Our board of directors may amend, suspend, or terminate the 2003 Stock Option Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. No amendment to the 2003 Stock Option Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

The 2001 Non-Employee Stock Option Plan of Tranzyme, Inc.

  Effective upon the adoption of our 2003 Stock Option and Incentive Plan in connection with this offering, our board of directors decided not to grant any further awards under the 2001 Non-Employee Stock Option Plan.

        Introduction.    The 2001 Non-Employee Stock Option Plan was adopted by our board of directors and approved by our shareholders on August 14, 2001 along with the 2001 Employee Stock Option Plan. The 2001 Non-Employee Stock Option Plan was amended by our board of directors on December 15, 2003 and April 26, 2005, effective May 12, 2005. The 2001 Non-Employee Stock Option Plan, as amended, permits us to make grants of non-qualified stock options to our directors, advisory board directors, consultants or similar persons associated with the Company who are deemed by the board, in its sole discretion, to be eligible. As of September 30, 2010, stock options to purchase an aggregate of 11,010 shares of common stock were outstanding under the 2001 Non-Employee Stock Option Plan.

        In the event that any outstanding awards under the 2001 Non-Employee Stock Option Plan, are cancelled, forfeited or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2011 Equity Incentive Plan. All options granted under this plan expire ten years after the date of grant provided however that options granted to ten percent shareholders expire after five years.

        Administration.    The 2001 Non-Employee Stock Option Plan is administered by either the board or the compensation committee of our board of directors (in either case, the "administrator"). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2001 Non-Employee Stock Option Plan.

        Eligibility.    All directors, advisory board directors, consultants or similar persons associated with the Company who are deemed by the board, in its sole discretion, to be eligible are eligible to participate in the 2001 Non-Employee Stock Option Plan, subject to the discretion of the administrator.

        Types of Awards.    Only nonstatutory stock options are available for grant under the 2001 Non-Employee Stock Option Plan. The exercise price of stock options awarded under the 2001 Non-Employee Stock Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each stock option may be exercised and, subject to the provisions of the 2001 Non-Employee Stock Option Plan the period of time, if any, after retirement, resignation, death, disability or other termination of employment during which options may be exercised.

        Transferability.    Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, the 2001 Non-Employee Stock Option Plan does not permit the transfer of stock options except in the event of death and only the recipient of a stock option may exercise an award during the recipient's lifetime.

        Repurchase of Shares.    Shares of common stock acquired upon exercise of a stock option and any gain realized upon exercise of any stock option may be subject to repurchase by, or forfeiture to, us at the discretion of our board of directors if the applicable award agreement provides for the repurchase.

        Change in Control.    Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger or consolidation, sale of all or substantially all of our assets or capital stock or a similar change in control, the administrator or the successor entity may assume outstanding awards, provide that the awards must be exercised within a specified period of time or terminate the awards in exchange for a cash payment. Furthermore, subject to certain limitations, the administrator may provide for the acceleration of exercisability and/or vesting of an award.

        Term.    Unless earlier terminated by our board of directors, the 2001 Non-Employee Stock Option Plan will expire on August 14, 2011. No awards may be granted under the 2001 Non-Employee Stock Option Plan after the expiration date.

        Amendment or Termination.    Our board of directors may amend, suspend, or terminate the 2001 Non-Employee Stock Option Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, any material amendments to the 2001 Non-Employee Stock Option Plan will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2001 Non-Employee Stock Option Plan, or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2001 Non-Employee Stock Option Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

The 2001 Employee Stock Option Plan of Tranzyme, Inc.

  Effective upon the adoption of our 2003 Stock Option and Incentive Plan in connection with this offering, our board of directors decided not to grant any further awards under the 2001 Employee Stock Option Plan.

        Introduction.    The 2001 Employee Stock Option Plan was adopted by our board of directors and approved by our shareholders on August 14, 2001 along with the 2001 Non-Employee Stock Option Plan. The 2001 Employee Stock Option Plan was amended by our board of directors on December 15, 2003 and April 26, 2005, effective May 12, 2005. The 2001 Employee Stock Option Plan, as amended, permits us to make grants of non-qualified stock options or incentive stock options to our key employees. As of September 30, 2010, stock options to purchase an aggregate of 46,967 shares of common stock were outstanding under the 2001 Employee Stock Option Plan.

        In the event that any outstanding awards under the 2001 Employee Stock Option Plan, are cancelled, forfeited or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2011 Equity Incentive Plan. All options granted under this plan expire ten years after the date of grant provided however that options granted to ten percent shareholders expire after five years.

        Administration.    The 2001 Employee Stock Option Plan is administered by either the board or the compensation committee of our board of directors (in either case, the "administrator"). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2001 Employee Stock Option Plan.

        Eligibility.    All of our employees are eligible to participate in the 2001 Employee Stock Option Plan, subject to the discretion of the administrator.

        Types of Awards.    The types of awards that are available for grant under the 2001 Employee Stock Option Plan are:

  •
  incentive stock options;

  •
  nonstatutory stock options; and

  •
  any combination of the above awards.

        The exercise price of stock options awarded under the 2001 Employee Stock Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each stock option may be exercised and, subject to the provisions of the 2001 Employee Stock Option Plan, the period of time, if any, after retirement, resignation, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        Transferability.    Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, the 2001 Employee Stock Option Plan does not permit the transfer of stock options except in the event of death and only the recipient of a stock option may exercise an award during the recipient's lifetime.

        Repurchase of Shares.    Shares of common stock acquired upon exercise of a stock option and any gain realized upon exercise of any stock option may be subject to repurchase by, us or forfeiture to, at the discretion of our board of directors if the applicable award agreement provides for the repurchase.

        Change in Control.    Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger or consolidation, sale of all or substantially all of our assets or capital stock or a similar change in control, the administrator or the successor entity may assume outstanding awards, provide that the awards must be exercised within a specified period of time or terminate the awards in exchange for a cash payment. Furthermore, subject to certain limitations, the administrator may provide for the acceleration of exercisability and/or vesting of an award.

        Term.    Unless earlier terminated by our board of directors, the 2001 Employee Stock Option Plan will expire on August 14, 2011. No awards may be granted under the 2001 Employee Stock Option Plan after the expiration date.

        Amendment or Termination.    Our board of directors may amend, suspend, or terminate the 2001 Employee Stock Option Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, any material amendments to the 2001 Employee Stock Option Plan, will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2001 Employee Stock Option Plan or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2001 Employee Stock Option Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

Limitation of Liability and Indemnification Arrangements

        As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the completion of this offering, that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our amended and restated bylaws, which will be effective upon the completion of this offering, provide that:

  •
  we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  advance expenses, including attorneys' fees, to our directors and, at the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

        We also intend to enter into indemnification agreements with each of our executive officers and directors. These agreements will provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain management liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan and subject to the lock-up agreements described under "Underwriting", a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, since January 1, 2007, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

        We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unrelated third parties on an arms-length basis.

Private Placements of Securities

  Issuance of Series A Preferred Stock

        In January 2007, October 2007 and February 2008, we issued an aggregate of 23,454,566 shares of our Series A Preferred Stock at $1.00 per share and 7,545,434 shares of our Series A-1 Voting Non-Equity Preferred Stock at $0.00001 per share and Tranzyme Pharma issued an aggregate of 7,545,434 shares of its Class A Preferred Exchangeable Shares at $1.00 per share for an aggregate purchase price of $31.0 million. The Class A Preferred Exchangeable Shares of Tranzyme Pharma are exchangeable into shares of our Series A Preferred Stock on a 1-for-1 basis, subject to adjustment. Shares of our Series A-1 Voting Non-Equity Preferred Stock are entitled to vote with shares of our Series A Preferred Stock but otherwise receive no economic benefits.

  Convertible Note Financing

        In October 2008, February 2009 and June 2009 we issued subordinated convertible promissory notes, or the US Notes, and Tranzyme Pharma issued subordinated convertible promissory notes, or the Canada Notes, having an aggregate principal amount of $15.0 million to some of our investors. The US Notes and Canada Notes had an annual interest rate equal to the prime rate announced by the Wall Street Journal on the date of issuance plus 2%. All principal and accrued interest under the US Notes and Canada Notes was convertible at the option of the holder into shares of our Series A Preferred Stock and shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares, respectively, at $1.00 per share. Payment by us and Tranzyme Pharma under the US Notes and Canada Notes was subordinated to our payment obligations to Oxford Finance Corporation and Silicon Valley Bank. On September 30, 2010, all holders of the US Notes and Canada Notes elected to convert their notes into shares of our Series A Preferred Stock and shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares, respectively, in accordance with their terms.

        The following table sets forth the number of shares of our Series A Preferred Stock and Series A-1 Voting Non-Equity Preferred Stock and Class A Preferred Exchangeable Shares of Tranzyme Pharma

that were issued in January 2007, October 2007, February 2008 and September 2010 to our 5% stockholders and their affiliates in the following amounts and for the following purchase prices:

Name(1)	Shares of Series A Preferred Stock	Shares of Series A-1 Voting Non-Equity Preferred Stock	Class A Preferred Exchangeable Shares	Total Purchase Price
Entities affiliated with Thomas, McNerney & Partners(2)	11,578,549	—	—	$11,578,549
Quaker Bioventures, L.P.	11,578,551	—	—	$11,578,551
HIG Ventures—Tranzyme, Inc.	11,578,551	—	—	$11,578,551
BDC Capital Inc.	2,151,014	3,679,170	3,679,170	$5,830,184
Entities affiliated with Capital regional et coopératif Desjardins(CRCD)(3)	—	4,699,692	4,699,692	$4,699,692

(1)
See "Principal Stockholders" for more information about shares held by certain of these entities.

(2)
Consists of 11,122,936 shares of our Series A Preferred Stock purchased by Thomas, McNerney & Partners, L.P., 413,354 shares of our Series A Preferred Stock purchased by TMP Nominee, LLC and 42,259 shares of Series A Preferred Stock purchased by TMP Associates, L.P.

(3)
Consists of 3,726,359 shares of our Series A-1 Voting Non-Equity Preferred Stock and 3,726,359 shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares purchased by Capital regional et coopératif Desjardins (CRCD), 725,761 shares of our Series A-1 Voting Non-Equity Preferred Stock and 725,761 shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares purchased by Desjardins Venture Capital Inc. and 247,572 shares of our Series A-1 Voting Non-Equity Preferred Stock and 247,572 shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares purchased by Desjardins Capital de Développement Estrie Inc. (DCDE).

Transactions with Our Executive Officers, Directors and 5% Stockholders

  Indemnification Agreements

        We intend to enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  Registration Rights

        Certain of our directors and 5% stockholders are party to an agreement providing for rights to register under the Securities Act certain shares of our capital stock. For more information regarding the registration rights granted pursuant to this agreement, see the section entitled "Description of Capital Stock—Registration Rights."

  Employment and Change in Control Agreements

        We have entered into employment agreements with certain of our executive officers and change in control agreements with all of our executive officers, which provide for severance benefits and acceleration of the vesting of awards. For more information regarding these agreements, see the sections entitled "Executive Compensation—Employment and Change in Control Agreements" and "Executive Compensation—Potential Payments Upon Termination or Change in Control."

  Consulting Agreement

        We have entered into a consulting agreement with Jean-Paul Castaigne, one of our directors. For more information regarding this agreement, see the section entitled "Director Compensation—Consulting Agreements."

  Stock Option Awards

        For more information regarding stock option awards granted to our named executive officers and directors, see the sections entitled "Executive Compensation—Outstanding Equity Awards at Year End" and "Director Compensation—Director Compensation."

Policies and Procedures for Related Party Transactions

        Our board of directors reviews and approves transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates, each, a related person. Prior to this offering, the material facts as to the related person's relationship or interest in any related party transaction were disclosed to our board of directors, and the transaction was not considered approved by our board of directors unless a majority of the directors who were not interested in the transaction approve the transaction. Our policy with respect to approval of related person transactions in effect prior to this offering is not in writing.

        We have adopted a written related person transaction approval policy that will govern the review of related person transactions following the closing of this offering. Pursuant to this policy, if we want to enter into a transaction with a related person or an affiliate of a related person, our general counsel will review the proposed transaction to determine, based on applicable NASDAQ and SEC rules, if such transaction requires pre-approval by the audit committee and/or board of directors. If pre-approval is required, such matters will be reviewed at the next regular or special audit committee and/or meeting of the board of directors. We may not enter into a related person transaction unless our general counsel has either specifically confirmed in writing that no further reviews are necessary or that all requisite corporate reviews have been obtained.

PRINCIPAL STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 30, 2010 by:

  •
  each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

  •
  each of our directors and executive officers; and

  •
  all of our executive officers and directors as a group.

        We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of vested options or the conversion of our preferred stock. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such common stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

        In the table below, percentage of beneficial ownership prior to this offering is presented based on                                    shares of common stock deemed to be outstanding as of                                    , and percentage of beneficial ownership subsequent to this offering in the table below is presented based on                        shares of common stock deemed to be outstanding as of                        , giving effect to (1) the issuance of an aggregate of                                    shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of Tranzyme Pharma in connection with this offering, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus; (2) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                                    shares of our common stock in connection with this offering; and (3)                                      shares of our common stock to be newly issued and sold by us in this offering. The table below assumes that the underwriters will not exercise their option to purchase additional shares. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of                        are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Tranzyme, Inc., 4819 Emperor Boulevard, Suite 400, Durham, NC 27703.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Stockholders owning approximately 5% or more
BDC Capital Inc.(1)	8,671,788	12.1%
Entities affiliated with Capital regional et coopératif Desjardins (CRCD)	8,834,226	12.4%
HIG Ventures(3)	15,328,551	21.4%
Quaker BioVentures, L.P.(4)	15,328,551	21.4%
Entities affiliated with Thomas, McNerney and Partners(5)	15,328,549	21.4%
Directors and Executive Officers
Vipin K. Garg, Ph.D.(6)	2,539,152	3.4%
Richard I. Eisenstadt(7)	564,255	*
Helmut Thomas, Ph.D.(8)	506,384	*
Gordana Kosutic, M.D.(9)	394,978	*
John H. Johnson	—	—
Jean-Paul Castaigne. M.D.(10)	37,724	*
Donald F. Corcoran(11)	40,544	*
Aaron Davidson	—	—
Brenda D. Gavin, D.V.M.	—	—
Alex Zisson	—	—
All Executive Officers and Directors as a Group(12)	3,980,755	5.3%

*
Indicates holdings of less than one percent.

(1)
Consists of 8,671,788 shares held by BDC Capital Inc. BDC Capital is a wholly owned subsidiary of the Business Development Bank of Canada, or the BDC, a Crown Corporation. Voting and investment decisions are made through a sub committee of the board of directors of the BDC, the Credit/Investment and Risk Committee. The members of that committee are all directors of BDC: Thomas Spencer, Eric Boyko, Stan Bracken-Horrocks, Jean-Rene Halde, Prashant Shanker Pathak and Rosemary Zigrossi. As a result, and by virtue of the relationships described in this footnote, the Credit/Investment and Risk Committee may be deemed to exercise voting and dispositive power with respect to the shares held by BDC Capital Inc. The Credit/Investment and Risk Committee disclaims ownership of such shares except to the extent of its pecuniary interest therein. The address for BDC Capital Inc. is 4 Place Ville Marie, Suite 1450, Montreal, Québec, Canada H3B 5E7.

(2)
Consists of 8,626,174 shares held by Capital regional et coopératif Desjardins, or CRCD, and 208,052 shares held by Desjardins-Innovatech S.E.C. Ultimate control over voting and investment determinations with respect to the shares held by CRCD and Desjardins-Innovatech S.E.C. are made by the board of directors of CRCD which is comprised of the following directors: Marlène Deveaux, Michael Dorosz, Maurice Doyon, Francine Ferland, Josée Fortin, Pierre Gauvreau, André Lachapelle, Steve Lepage, Jean-Claude Loranger, Bruno Morin, Jacques Plante and Claudine Roy. As a result, and by virtue of the relationships described in this footnote, the board of CRCD may be deemed to exercise voting and dispositive power with respect to the shares held by CRCD and Desjardins-Innovatech S.E.C. The board of CRCD disclaims ownership of such shares except to the extent of its pecuniary interest therein. The address for CRCD and Desjardins-Innovatech S.E.C.is 2 Complexe Desjardins, #1717, P.O. Box 760, Montreal, Québec, Canada H5B 1B8.

(3)
Consists of 15,328,551 shares owned by H.I.G. Ventures—Tranzyme, Inc. H.I.G. Ventures manages all aspects of H.I.G. Ventures—Tranzyme, Inc. Sami Mnaymneh and Anthony Tamer are directors of H.I.G. Ventures—Tranzyme, Inc. and as such have the right to direct all activities related thereto. Mr. Davidson, a director of Tranzyme, is a Managing Director of H.I.G. Ventures. Mr. Davidson disclaims beneficial ownership of the shares owned by H.I.G. Ventures—Tranzyme, Inc. except to the extent of his proportionate pecuniary interest therein. The address for HIG Ventures is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(4)
Consists of 15,328,551 shares held by Quaker BioVentures, L.P. Quaker BioVentures Capital, L.P., the managing partner of Quaker BioVentures, L.P, has voting and dispositive power over the shares held by Quaker BioVentures, L.P. Voting and investment determinations made by Quaker BioVentures Capital, L.P. with respect to the shares held by Quaker BioVentures, L.P, are made by an investment committee comprised of the following managers of Quaker BioVentures Capital L.P.: Brenda D. Gavin, D.V.M., a director of Tranzyme, P. Sherrill Neff and Ira M. Lubert. As a result, and by virtue of the relationships described in this footnote, the investment committee of Quaker BioVentures Capital, L.P. may be deemed to exercise voting and dispositive power with respect to the shares held by Quaker BioVentures, L.P. The investment committee of Quaker BioVentures Capital, L.P. disclaims ownership of such shares except to the extent of its pecuniary interest therein. The address for Quaker BioVentures is Cira Centre, 2929 Arch Street, Philadelphia, PA 19104-2868.

(5)
Consists of 14,725,374 shares held by Thomas McNerney & Partners, L.P., or TMP; 547,229 shares held by TMP Nominee, LLC, or TMP Nominee; and 55,946 shares held by TMP Associates, L.P., or TMP Associates. Thomas, McNerney & Partners, LLC, or TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates. In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates. Voting and investment determinations made by TMP GP with respect to the shares held by TMP, TMP Nominee and TMP Associates are made by an investment committee comprised of the following managers of TMP GP: Alex Zisson, a director of Tranzyme, James Thomas, Peter McNerney, Eric Aguiar and Pratik Shah. As a result, and by virtue of the relationships described in this footnote, the investment committee of TMP GP may be deemed to exercise voting and dispositive power with respect to the shares held by TMP, TMP Nominee and TMP Associates. The investment committee of TMP GP disclaims ownership of such shares except to the extent of its pecuniary interest therein. The address for Thomas, McNerney & Partners is One Stamford Plaza, 263 Tresser Blvd., Suite 1600, Stamford, CT 06901.

(6)
Shares for Dr. Garg consist of 2,539,152 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(7)
Shares for Mr. Eisenstadt consist of 564,255 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(8)
Shares for Dr. Thomas consist of 506,384 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(9)
Shares for Dr. Kosutic consist of 394,978 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(10)
Shares for Dr. Castaigne consist of 37,724 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(11)
Shares for Mr. Corcoran consist of 40,544 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

(12)
Shares consist of 3,980,755 common stock options that were exercisable as of, or exercisable within 60 days of, November 30, 2010.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering, our authorized capital stock will consist of                                    shares of common stock, par value $0.00001 per share, and                                    shares of preferred stock, par value $0.00001 per share, and there will be                                    shares of common stock outstanding and no shares of preferred stock outstanding. As of                                    , 2011, we had approximately                        record holders of our capital stock. All of the outstanding common exchangeable shares of Tranzyme Pharma will be automatically exchanged for shares of our common stock in connection with this offering. In addition, all of the outstanding shares of our preferred stock will automatically convert into shares of our common stock in connection with this offering. In addition, upon completion of this offering, options to purchase                        shares of our common stock will be outstanding and                         shares of our common stock will be reserved for future grants under our 2011 Incentive Plan.

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our certificate of incorporation and bylaws that will become effective immediately prior to the completion of this offering.

Common Stock

        Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under "—Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws. Shares of our Class C common stock will be cancelled immediately prior to this offering.

Preferred Stock

        Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of                                    shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also "—Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Undesignated Preferred Stock" below.

        Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. Any shares of our preferred stock outstanding immediately prior to this offering, specifically our Series A Preferred Stock and Series B Preferred Stock, will automatically convert into shares of our common stock on a one-for-one basis in connection with this offering. Shares of our Series A-1 Voting Non-Equity Preferred Stock will be cancelled immediately prior to this offering. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Exchangeable Shares

        Certain of our stockholders hold, as of the date of this prospectus, common exchangeable shares and/or preferred exchangeable shares of Tranzyme Pharma. Initially, certain of these exchangeable shares were issued, for certain stockholders, to defer the imposition of certain taxes under Canadian law until such time as the stockholders elect to exchange or are required to exchange their exchangeable shares for our common stock as described below. Subsequently, additional exchangeable shares were issued to certain Canadian resident stockholders to enable their ability to invest in Tranzyme while meeting certain fund mandates.

        In connection with this offering, each preferred exchangeable share of Tranzyme Pharma will be converted into one common exchangeable share of Tranzyme Pharma and each common exchangeable share of Tranzyme Pharma, including the common exchangeable shares issued upon conversion of each preferred exchangeable share, will be exchanged for one share of our common stock. Holders of substantially all of the exchangeable shares of Tranzyme Pharma are subject to lock-up agreements with the underwriters that restrict the sale of our securities for 180 days. See "Underwriting" for a description of these lock-up agreements.

Warrants

        In connection with a debt facility we entered into in December 2008 with Oxford Finance Corporation, or Oxford, and Silicon Valley Bank, which has since been repaid, we issued warrants exercisable for 200,000 shares of our common stock at $1.00 per share, or the 2008 Warrants. In connection with a debt facility we entered into in September 2010 with Oxford and Compass Horizon Funding Company LLC, we issued warrants to purchase an aggregate of $520,000 of our capital stock, which are contingently exercisable for a class and series of shares as determined by future events, or the 2010 Warrants. Upon completion of this offering, the 2010 Warrants will be exercisable for our common stock at a price per share of $1.91. The 2008 Warrants expire in December 2015 and the 2010 Warrants expire five years after the effectiveness of this offering. All of our warrant holders are subject to lock-up agreements with the underwriters that restrict the sale of our securities for 180 days. See "Underwriting" for a description of these lock-up agreements.

Registration Rights

        In connection with the private placements of our preferred stock and preferred exchangeable shares of Tranzyme Pharma, we entered into a Fourth Amended and Restated Registration Rights Agreement, as amended, with investors participating in our private placements, and subsequently with the holders of the 2008 Warrants and the 2010 Warrants who were given rights under this agreement, which provides for registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock sold in such transactions are convertible and the shares of our common stock issuable upon exercise of the 2008 Warrants and the 2010 Warrants. The summary of the registration rights below is qualified by reference to the Fourth Amended and Restated Registration Rights Agreement, as amended, and the 2008 and the 2010 Warrants, copies of which are attached as exhibits to the registration statement of which this prospectus is a part.

  Demand Registration Rights

        After the expiration of a 180-day period following the completion of this offering, the holders of approximately 71,154,107 shares of our common stock will be entitled to certain demand registration rights. If holders of registrable securities then outstanding request a registration having a reasonably anticipated aggregate offering price to the public of at least $20,000,000, we may be required to register their shares. After the expiration of a 180-day period following the completion of this offering, certain holders have the right to make two requests that we register all or a portion of their shares of our common stock.

  Piggyback Registration Rights

        After expiration of a 180-day period following the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the holders of approximately 71,626,358 shares of our common stock will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to the shares issuable upon conversion of debt securities or employee benefit plans, the holders of these shares of our common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

  Form S-3 Registration Rights

        After the expiration of a 180-day period following the completion of this offering, the holders of approximately 71,626,358 shares of our common stock will be entitled to certain Form S-3 registration rights. If a holder of registrable securities then outstanding request a registration having a reasonably anticipated aggregate price to the public of at least $1,000,000, we may be required to register such holder's shares if we are eligible to use a Form S-3 registration statement. These holders may make an unlimited number of requests for registration on a Form S-3 registration statement, but we will not be required to register their shares on a Form S-3 registration statement if we have previously effected two such registrations in any 12-month period.

        We will pay certain registration expenses of the holders of the shares registered pursuant to any demand, piggyback and Form S-3 registrations described above.

Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

  Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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  before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

  Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        Board Composition and Filling Vacancies.    In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of        % or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No Written Consent of Stockholders.    Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

        Meetings of Stockholders.    Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

        Amendment to Certificate of Incorporation and Bylaws.    As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and, if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. The amendment of the provisions in our amended and restated certificate of incorporation relating to stockholder action, directors, the authority of our board of directors to issue preferred stock, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than        % of the outstanding shares of our capital stock entitled to vote on the amendment, and not less than        % of the outstanding shares of each class entitled to vote thereon as a class, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares of our capital stock entitled to vote on the amendment. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least        % of the outstanding shares of our capital stock entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

        Undesignated Preferred Stock.    Our amended and restated certificate of incorporation provides for authorized                        shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors was to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

        We intend for the transfer agent and registrar for our common stock to be                                    .                                     address is                        , and its telephone number is                                    .

Listing

        We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "TZYM."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on                                    shares of common stock outstanding as of                                    , 2011, upon completion of this offering,                                    shares of common stock will be outstanding, or                         shares of common stock assuming the underwriters exercise their option in full, in each case giving effect to (1)                         shares of our common stock to be newly issued and sold by us in this offering; (2) the issuance of an aggregate of                        shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of Tranzyme Pharma, as described in "Description of Capital Stock—Exchangeable Shares" elsewhere in this prospectus; and (3) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                                    shares of our common stock in connection with this offering. All of the shares sold in this offering will be freely tradable for U.S. securities law purposes unless purchased by our affiliates. The remaining                        shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act, subject to volume limitations in some cases. "Restricted securities" as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  one percent of the number of shares of common stock then outstanding, which will equal approximately                         shares immediately after the completion of this offering; or

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  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.                        Shares of our common stock will qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements as described under "—Lock-up Agreements" below and under "Underwriting" in this prospectus.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

        Our officers, directors, warrant holders and holders of substantially all of our total outstanding shares of common stock, including the shares of our common stock issued upon the exchange of the common and preferred exchangeable shares of Tranzyme Pharma, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See "Underwriting" for a description of these lock-up agreements. We may not release these shares from these restrictions without the prior written consent of Citigroup Global Markets Inc.

Registration Rights

        In connection with the recapitalization and private placements of our preferred stock described under "Certain Relationships and Related Party Transactions—Private Placements of Securities" in this prospectus, we entered into a Fourth Amended and Restated Registration Rights Agreement, as amended, with investors participating in our private placements, which provides for registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock sold in such transactions are convertible. The description of the registration rights in this prospectus is qualified by reference to the Fourth Amended and Restated Registration Rights Agreement, as amended, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part. The registration rights of the investors that are parties to such agreements were waived for a period of 180 days from the date of this prospectus.

Stock Plans

        As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2001 Stock Plans, our 2003 Plan, the Tranzyme Pharma Plan and our 2011 Incentive Plan. Such registration statement will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see "Compensation Discussion and Analysis—Benefit Plans."

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income and estate tax considerations relating to the ownership and disposition of shares of our common stock. Except where noted, this summary deals only with shares of our common stock purchased for cash in this offering and held as a capital asset by a stockholder, and does not discuss the U.S. federal income tax considerations applicable to a stockholder that is subject to special treatment under U.S. federal income tax laws, including (without limitation): a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax exempt organization; an insurance company; a person holding shares of our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell shares of our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes; a person that received such shares of our common stock in connection with services provided; a U.S. person whose "functional currency" is not the U.S. dollar; a "controlled foreign corporation"; a "passive foreign investment company"; or a U.S. expatriate.

        This summary is based upon provisions of the Code, and applicable U.S. Treasury regulations, rulings and judicial decisions in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income or estate tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address any state, local, foreign or gift tax considerations.

        For purposes of this discussion, a "U.S. holder" is a beneficial holder of shares of our common stock that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        For purposes of this discussion, a "non-U.S. holder" is a beneficial holder of shares of our common stock (other than a partnership or any other entity that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

        If a partnership (or any other entity that is treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of our common stock is urged to consult its own tax advisors.

        There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a U.S. holder or a non-U.S. holder of the acquisition, ownership or disposition of shares of our common stock. Holders of shares of our common stock are urged to consult their own tax advisors concerning their particular U.S. federal, state and local income, estate and other tax consequences in light of their specific situations, as well as the tax consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

        The following discussion is a summary of material U.S. federal income tax considerations relevant to a U.S. holder of shares of our common stock. U.S. investors should also refer to "Information Reporting and Backup Withholding Tax" and "Recent Legislation Relating to Foreign Accounts" (below).

        Distributions on Our Common Stock.    As discussed above under the heading "Dividend Policy," we do not currently anticipate paying any dividends on our capital stock in the foreseeable future. Distributions with respect to shares of our common stock, if any, will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of such current or accumulated earnings and profits would be treated as a return of the holder's tax basis in its shares of our common stock and then as gain from the sale or exchange of the shares of our common stock. Under current law, if certain holding period and other requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends paid prior to January 1, 2013 to a U.S. holder of shares of our common stock who is an individual. Unless the 15% rate is extended for tax years beginning on or after January 1, 2013, dividends will be taxed at ordinary income rates.

        Dividend distributions to U.S. holders that are corporations may qualify for the 70% "dividends received deduction" ("DRD"), which is generally available to corporations that own less than 20% of the voting power or value of the outstanding stock of the distributing U.S. corporation. A U.S. holder that is a corporation holding 20% or more of the voting power and value of the outstanding stock of the distributing U.S. corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distribution to be treated as a dividend or otherwise be eligible for a DRD. In addition, a DRD is available only if certain holding period and other taxable income requirements are satisfied. The length of time that a stockholder has held stock is reduced by any period during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or other similar transactions. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the DRD may be disallowed. In addition, any dividend received by a corporation may also be subject to the extraordinary distribution provisions of the Code or subject to other provisions limiting or disallowing the deduction.

        Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.    A U.S. holder of shares of our common stock will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock in an amount equal to the difference between such U.S. holder's amount realized on the sale and its tax basis in the shares of our common stock sold. A U.S. holder's amount realized is generally equal to the amount of cash and the fair market value of any property received in consideration of its stock, and such holder's tax basis is generally its purchase price for such stock in this offering. The gain or loss generally is capital gain or loss if the U.S. holder holds shares of our common stock as a capital asset, and long-term capital gain or loss if the shares of our common stock are held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. holder prior to January 1, 2013 is subject to a maximum 15% U.S. federal income tax rate. Unless Congress extends this provision for tax years beginning on or after January 1, 2013, income tax rates applicable to long-term capital gain will increase.

Non-U.S. Holders

        The following discussion is a summary of the material U.S. federal income tax considerations relevant to a non-U.S. holder of shares of our common stock. Non-U.S. investors should also refer to "Information Reporting and Backup Withholding Tax" and "Recent Legislation Relating to Foreign Accounts" (below).

        Distributions on Our Common Stock.    As discussed above under the heading "Dividend Policy," we do not currently anticipate paying any dividends on our capital stock in the foreseeable future. Distributions will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below.

        Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will generally be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate) unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (subject to the discussion below under the heading "Recent Legislation Relating to Foreign Accounts"). If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to shares of our common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis (although the dividends will be exempt from the 30% U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied) in the same manner as if received by a U.S. holder (subject to the discussion below under the heading "Recent Legislation Relating to Foreign Accounts"). Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate). To claim the exemption from withholding for effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) stating that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. holder.

        A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable income tax treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying that such holder is not a U.S. person as defined under the Code and such holder's qualification for the exemption or reduced rate. Special certification and other requirements apply to certain non-U.S. holders that hold shares of our common stock through certain foreign intermediaries or that are pass-through entities rather than as corporations or individuals.

        Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.    Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of shares of our common stock. Such gain generally will not be subject to U.S. federal income tax (subject to the discussion below under the heading "Recent Legislation Relating to Foreign Accounts") unless: (i) that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment) by a non-U.S. holder; (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period with respect to the share of our common stock. We believe that we are not and we do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain at regular graduated U.S. federal income tax rates. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will generally be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax (or at a reduced rate under an applicable income tax treaty) on the amount of such non-U.S. holder's capital gain allocable to U.S. sources during the year of disposition, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States.

Information Reporting and Backup Withholding Tax

        U.S. Holders.    We will report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate (currently 28% and scheduled to increase to 31% for taxable years 2011 and thereafter). Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish its social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

        Non-U.S. Holders.    We must report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder's conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person as defined under the Code that is not an exempt recipient. As noted above, backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

New Reporting Rules Applicable to Brokers

        Generally, brokers (as defined for these purposes in the Code) are required to file annual information returns with the IRS reporting the gross proceeds realized by customers with respect to various sales of securities for cash, including stock in a corporation. Brokers generally must furnish each customer with an information statement that includes the same information reported to the IRS. Effective January 1, 2011, brokers required to file such information returns with respect to stock in a corporation acquired on or after January 1, 2011 must also report (1) each customer's adjusted basis (computed in accordance with rules formulated for this reporting requirement) and (2) whether any gain or loss realized is long-term or short-term. As a result, U.S. holders and non-U.S. holders that own our stock through a brokerage account subject to these reporting requirements will generally receive such reports with respect to taxable sales and certain other dispositions of our stock. Prospective investors should consult their tax advisors regarding these rules.

Recent Legislation Relating to Foreign Accounts

        Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" (as defined by this legislation) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to certain non-U.S. holders and certain U.S. holders who own the shares through foreign accounts or foreign intermediaries. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a foreign non-financial entity that is the beneficial owner of the payment, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each of its substantial U.S. owners. Generally, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. The scope of these requirements remains unclear and potentially subject to material changes resulting from any future guidance. Prospective investors should consult their tax advisors regarding this legislation.

U.S. Federal Estate Tax

        Common stock held by an individual U.S. holder or non-U.S. holder at the time of death (and common stock held by entities the property of which is potentially includible in such holder's gross estate for U.S. federal estate tax purposes) will be included in such holder's gross estate for U.S. federal estate tax purposes, unless, in the case of a non-U.S. holder, an applicable estate tax treaty provides otherwise. Generally, amounts included in the taxable estate of decedents before December 31, 2012 are subject to U.S. federal estate tax at a maximum rate of 35%. However, the maximum U.S. federal estate tax rate is scheduled to increase to 55% with respect to the taxable estate of decedents dying after December 31, 2012.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
BMO Capital Markets Corp.
Canaccord Genuity Inc.
Stifel, Nicolaus & Company, Incorporated

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                                    additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on the Nasdaq Global Market under the symbol "TZYM."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by Tranzyme, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

  •
  Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP. Ropes & Gray LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

        The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

Tranzyme, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2008 and 2009, and September 30, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009, and the Nine Months Ended September 30, 2009 (unaudited) and 2010 (unaudited)	F-4
Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2007, 2008 and 2009, and the Nine Months Ended September 30, 2010 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009, and the Nine Months Ended September 30, 2009 (unaudited) and 2010 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tranzyme, Inc.

        We have audited the accompanying consolidated balance sheets of Tranzyme, Inc. as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tranzyme, Inc. at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and will be required to obtain additional financing in order to continue to fund its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters also are described in Note 1. The December 31, 2009 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Raleigh, North Carolina

November 19, 2010, except for the last paragraph of Note 12,
as to which the date is                        , 2010.

        The foregoing report is in the form that will be signed upon completion of the reverse stock split described in the last paragraph of Note 12 of the consolidated financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina
November 19, 2010

Tranzyme, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		September 30,
	2008	2009	2010
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,590	$14,373	$11,657
Accounts receivable, net	283	326	444
Investment tax credits receivable	745	267	506
Prepaid expenses and other assets	322	329	291

Total current assets	8,940	15,295	12,898
Deferred offering costs	—	—	192
Furniture, fixtures and equipment, net	519	755	1,388

Total assets	$9,459	$16,050	$14,478

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$1,072	$946	$837
Accrued liabilites	2,781	1,479	683
Current portion of deferred revenue	16	4,000	7,243
Current portion of notes payable	1,088	2,424	2,659
Convertible shareholder notes payable	5,086	15,807	—

Total current liabilities	10,043	24,656	11,422
Deferred revenue, less current portion	—	5,710	6,861
Notes payable, less current portion	5,173	2,818	844
Other long-term liabilities	367	307	202

Total liabilities	15,583	33,491	19,329
Stockholders' deficit:
Series A convertible preferred stock, $.00001 par value; 52,500,000 shares authorized at December 31, 2008 and 2009 and 69,300,000 shares authorized at September 30, 2010; 37,154,566 shares issued and outstanding at December 31, 2008 and 2009 and 51,038,570 shares issued and outstanding at September 30, 2010; aggregate liquidation preference of $37,155 as of December 31, 2008, 2009 and $51,039 at September 30, 2010	—	—	—
Series A-1 convertible preferred stock, $.00001 par value; 14,845,434 shares authorized at December 31, 2008 and 2009 and 17,500,000 shares authorized at September 30, 2010; 14,845,434 shares issued and outstanding at December 31, 2008 and 2009 and 17,423,094 shares issued and outstanding at September 30, 2010	—	—	—
Series B convertible preferred stock, $.00001 par value; no shares authorized at December 31, 2008 and 2009 and 1,570,680 shares authorized at September 30, 2010; no shares issued and outstanding at December 31, 2008 and 2009 and 1,047,120 shares issued and outstanding at September 30, 2010; aggregate liquidation preference of $0 as of December 31, 2008 and 2009 and $2,000 at September 30, 2010	—	—	—
Class A common stock, $.00001 par value; 62,500,000 shares authorized at December 31, 2008 and 2009 and 81,000,000 shares authorized at September 30, 2010; 981,436 shares issued and outstanding at December 31, 2008 and 2009 and September 30, 2010	—	—	—
Class C common stock, $.00001 par value; 23,824,566 shares authorized at December 31, 2008 and 2009 and 26,442,362 shares authorized at September 30, 2010, 972,062 shares issued and outstanding at December 31, 2008 and 2009 and September 30, 2010	—	—	—
Additional paid-in capital	60,410	60,778	79,076
Accumulated other comprehensive loss	(586)	(1,097)	(647)
Accumulated deficit	(65,948)	(77,122)	(83,280)

Total stockholders' deficit	(6,124)	(17,441)	(4,851)

Total liabilities and stockholders' deficit	$9,459	$16,050	$14,478

See accompanying notes.

Tranzyme, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Licensing and royalty revenue	$337	$357	$617	$161	$4,157
Research revenue	—	—	111	—	1,451

Total revenue	337	357	728	161	5,608
Operating expenses:
Research and development	14,986	19,057	7,336	5,900	7,704
General and administrative	2,708	3,323	3,377	2,500	2,863

Total operating expenses	17,694	22,380	10,713	8,400	10,567

Operating loss	(17,357)	(22,023)	(9,985)	(8,239)	(4,959)
Interest expense, net	(11)	(279)	(1,503)	(1,109)	(1,095)
Other income (expense), net	129	486	314	163	(104)

Net loss	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)

Net loss per share—basic and diluted	$(17.59)	$(22.23)	$(11.39)	$(9.36)	$(6.27)

Shares used to compute net loss per share—basic and diluted	980,099	981,436	981,436	981,436	981,436

Pro Forma (Unaudited):
Pro forma net loss			$(10,453)		$(5,504)

Pro forma net loss per share—basic and diluted			$(0.16)		$(0.08)

Shares used to compute pro forma net loss per share—basic and diluted			66,447,948		70,460,789

See accompanying notes.

Tranzyme, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(In thousands, except shares)

	Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2007	42,000,000	$—	1,949,436	$—	$49,872	$134	$(44,132)	$5,874
Issuance of Series A convertible preferred stock, net of stock issuance costs of $10	7,602,283	—	—	—	7,592	—	—	7,592
Issuance of Series A-1 convertible preferred stock and Class A preferred shares of Tranzyme Pharma Inc.	2,397,717	—	—	—	2,398	—	—	2,398
Issuance of common stock upon exercise of stock options	—	—	4,062	—	4	—	—	4
Share-based compensation expense	—	—	—	—	457	—	—	457
Issuance of warrants in connection with debt	—	—	—	—	87	—	—	87
Comprehensive loss:
Net loss	—	—	—	—	—	—	(21,816)	(21,816)
Foreign currency translation adjustment	—	—	—	—	—	(720)	—	(720)

Comprehensive loss								(22,536)

Balance at December 31, 2008	52,000,000	—	1,953,498	—	60,410	(586)	(65,948)	(6,124)
Share-based compensation expense	—	—	—	—	368	—	—	368
Comprehensive loss:
Net loss	—	—	—	—	—	—	(11,174)	(11,174)
Foreign currency translation adjustment	—	—	—	—	—	(511)	—	(511)

Comprehensive loss								(11,685)

Balance at December 31, 2009	52,000,000	—	1,953,498	—	60,778	(1,097)	(77,122)	(17,441)
Issuance of Series A convertible preferred stock upon conversion of convertible debt (unaudited)	13,884,004	—	—	—	13,884	—	—	13,884
Issuance of Series A-1 convertible preferred stock and Class A preferred shares of Tranzyme Pharma Inc. upon conversion of convertible debt (unaudited)	2,577,660	—	—	—	2,578	—	—	2,578
Issuance of Series B convertible preferred stock, net of stock issuance costs of $28 (unaudited)	1,047,120	—	—	—	1,595	—	—	1,595
Share-based compensation expense (unaudited)	—	—	—	—	241	—	—	241
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	(6,158)	(6,158)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	450	—	450

Comprehensive loss (unaudited)								(5,708)

Balance at September 30, 2010 (unaudited)	69,508,784	$—	1,953,498	$—	$79,076	$(647)	$(83,280)	$(4,851)

Tranzyme, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Operating activities
Net loss	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	313	307	149	114	205
Recognition of deferred revenue	(29)	(47)	(306)	(16)	(3,983)
Share-based compensation expense	123	457	368	275	241
Non-cash interest expense	96	124	818	564	727
Gain on early extinguishment of debt	—	(144)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable and investment tax credits	(546)	(123)	490	529	(350)
Prepaid expenses and other assets	(958)	939	10	58	42
Accounts payable	(481)	261	(224)	(868)	(117)
Accrued liabilities	1,741	870	(1,464)	(1,378)	(912)
Deferred revenue	—	40	10,000	—	8,377

Net cash used in operating activities	(16,980)	(19,132)	(1,333)	(9,907)	(1,928)
Investing activities
Purchases of furniture, fixtures, and equipment	(231)	(62)	(285)	(8)	(818)

Net cash used in investing activities	(231)	(62)	(285)	(8)	(818)
Financing activities
Proceeds from issuance of convertible notes and warrants	—	5,000	10,000	10,000	—
Proceeds from issuance of notes payable	103	6,341	—	—	—
Principal payments on notes payable	(1,037)	(3,082)	(1,117)	(549)	(1,811)
Deferred offering costs	—	—	—	—	(192)
Proceeds from issuance of preferred stock, net of issuance costs	20,938	9,990	—	—	1,595
Proceeds from issuance of common stock	3	4	—	—	—

Net cash provided by (used in) financing activities	20,007	18,253	8,883	9,451	(408)
Effect of exchange rate changes on cash	(73)	(718)	(482)	(86)	438

Net increase (decrease) in cash and cash equivalents	2,723	(1,659)	6,783	(550)	(2,716)
Cash and cash equivalents at beginning of period	6,526	9,249	7,590	7,590	14,373

Cash and cash equivalents at end of period	$9,249	$7,590	$14,373	$7,040	$11,657

Supplemental disclosure of cash flow information
Cash paid for interest	$292	$185	$745	$574	$408

See accompanying notes.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

1. Description of Business and Basis of Presentation

  Description of Business

        Tranzyme, Inc. (Tranzyme) was incorporated in the State of Delaware on January 12, 1998. On December 17, 2003 Tranzyme entered into a business combination with Neokimia Inc., a Quebec, Canada based chemistry company and changed the name to Tranzyme Pharma Inc. (Tranzyme Pharma). The Company, collectively Tranzyme and Tranzyme Pharma, operates in one segment.

        The Company is a clinical-stage biopharmaceutical company focused on discovery, development, and commercialization of small molecule therapeutics for the treatment of acute (hospital-based) and chronic gastrointestinal (GI) motility disorders. The Company's two most advanced product candidates are:

  •
  ulimorelin—an intravenous ghrelin agonist entering Phase 3 clinical development for the management of postoperative ileus, a complication most commonly associated with abdominal surgery.

  •
  TZP-102—an orally administered ghrelin agonist entering Phase 2b clinical development for treatment of diabetic gastroparesis, an upper GI motility disorder.

        The Company's business is subject to significant risks consistent with biopharmaceutical companies seeking to develop technologies and product candidates for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, access to capital, obtaining and enforcing patents, receiving regulatory approval and competition with other biotechnology and pharmaceutical companies.

  Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its subsidiary, Tranzyme Pharma. All significant intercompany balances and transactions have been eliminated. All amounts included in these notes to consolidated financial statements are reported in U.S. dollars, unless otherwise indicated.

        The Company's operations since inception have consisted primarily of organizing the Company, conducting research and development including clinical trials and securing financing. In December 2009, the Company entered into its first revenue-generating collaboration agreement consistent with the Company's business objectives and emerged from the development stage. As of September 30, 2010, the Company has incurred losses since inception of $83.3 million. The Company expects to continue to incur losses and requires additional financial resources to advance its products to either commercial stage or liquidity events.

  Going Concern

        The Company's financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since its inception, expects to incur additional development costs and requires additional capital to continue as a going concern. As a result, the Company will require additional funds and will

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

1. Description of Business and Basis of Presentation (Continued)

continue to seek private or public equity, debt financing, research funding and revenue or expense sharing from collaborative agreements to meet its capital requirements. Even if the Company does not have an immediate need for additional cash, it may seek access to the private or public equity markets if and when conditions are favorable. If such funds are not available, management may need to reassess its business plans. There is no assurance that such additional funds will be available for the Company to finance its operations on acceptable terms, if at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

  Unaudited Interim Financial Data

        The Company's consolidated balance sheet as of September 30, 2010, the consolidated statements of operations and cash flows for the nine months ended September 30, 2009 and 2010, and the consolidated statement of stockholders' deficit for the nine months ended September 30, 2010, are unaudited. These unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, necessary for the fair presentation of the Company's financial position at September 30, 2010 and the results of its operations and its cash flows for the nine months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine-month periods are unaudited. The results for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any future year.

  Unaudited Pro Forma Net Loss per Share

        On November 17, 2010, the Company's Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission (SEC) permitting the Company to sell shares of its common stock to the public. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2009 and for the nine months ended September 30, 2010 reflect (i) the conversion of certain convertible promissory notes into shares of the Company's Series A Convertible Preferred stock and shares of Class A Preferred Exchangeable stock of Tranzyme Pharma (see Note 8) and (ii) the following transactions expected to occur immediately prior to the closing of the Company's initial public offering (IPO) as if such transactions occurred at the beginning of each period presented (or at the original date of issuance, if later):

  •
  the conversion of 17,423,094 shares of Tranzyme Pharma's Class A Preferred Exchangeable shares into 17,423,094 shares of Tranzyme Pharma's Common Exchangeable shares and the concurrent conversion of 17,423,094 shares of Tranzyme's Series A-1 Convertible Preferred stock into 17,423,094 shares of Tranzyme's Class C Common stock;

  •
  the exchange of 18,395,156 shares of Tranzyme Pharma's Common Exchangeable shares for 18,395,156 shares of Tranzyme's Class A Common stock and the concurrent cancellation of 18,395,156 shares of Tranzyme's Class C Common stock;

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  •
  the conversion of 51,038,570 shares of Tranzyme's Series A Convertible Preferred stock into 51,038,570 shares of Tranzyme's Class A Common stock; and

  •
  the conversion of 1,047,120 shares of Tranzyme's Series B Convertible Preferred stock into 1,047,120 shares of Tranzyme's Class A Common stock.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

  Reclassification

        Certain reclassifications have been made to prior years' consolidated statements of operations to conform to current period presentation. These reclassifications had no effect on prior years' consolidated net loss or stockholders' deficit.

  Cash and Cash Equivalents

        The Company invests its available cash balances in bank deposits and money market funds. The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

  Accounts Receivable

        The Company utilizes an allowance for doubtful accounts for its potentially uncollectible trade receivables based on historical experience with collection of such receivables. The Company evaluates collectability of receivables on an ongoing basis. At December 31, 2008 and 2009, and at September 30, 2010, the Company determined that a reserve for uncollectible accounts was not required.

  Investment Tax Credits Receivable

        The Company participates in government assistance programs in Quebec, Canada that provide refundable investment tax credits for certain research and development expenditures. The receivable represents management's estimate of amounts expected to be recovered and is subject to adjustment based upon audit by Canadian taxation authorities. The Company reported investment tax credits receivable using the flow-through method of $745,000, $267,000, and $506,000 as of December 31, 2008 and 2009, and September 30, 2010, respectively.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  Deferred Offering Costs

        Deferred offering costs represent legal, accounting and other direct costs related to the Company's efforts to raise capital through an IPO of the Company's common stock. Future costs related to the Company's IPO activities will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. All deferred costs will be expensed if the Company terminates its plan for an IPO. In connection with its IPO, the Company has recorded $192,000 of deferred offering costs as a non-current asset in the accompanying unaudited balance sheet as of September 30, 2010.

  Furniture, Fixtures, and Equipment

        Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives, which range from five to seven years. Leasehold improvements are amortized over the remaining life of the lease or the estimated life of the asset, whichever is less. The Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that any of these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company's current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and, accordingly, the Company has not recognized any impairment losses through September 30, 2010.

  Revenue Recognition

        The Company's revenues generally consist of licensing and royalty revenue and fees for research services from license or collaboration agreements. The Company recognizes revenues when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Royalty revenue is recognized in licensing and royalty revenue as applicable licensed products are sold.

        For arrangements that include multiple deliverables, the Company identifies separate units of accounting if certain separation criteria are met in accordance with ASC Topic 605-25 Multiple Element Arrangements. This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If the Company determines they are separable, the Company will recognize revenue separately for each unit. If management determines the arrangement constitutes a single unit of accounting, revenue will be recognized as a combined unit for the entire arrangement. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. The Company typically receives upfront, nonrefundable payments when licensing its intellectual property in conjunction with a research and development agreement. Management believes that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that the Company provides under applicable

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

agreements. Accordingly, the Company accounts for these elements as one unit of accounting and recognizes upfront, nonrefundable payments as licensing and royalty revenue on a straight-line basis over its contractual or estimated performance period, which is typically the term of its research and development obligations. As a result, the Company is often required to make estimates regarding drug development timelines for compounds being developed pursuant to a strategic collaboration agreement. Amounts received in advance of services performed are recorded as deferred revenue until earned.

        The Company's strategic collaboration agreements may also contain contingent milestone payments. At the inception of each agreement that includes contingent milestone payments, management must evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized in licensing and royalty revenue upon successful accomplishment of the milestones if all of the following conditions are met: (i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation. Payments received or for which collection is reasonably assured after meeting performance obligations are recognized as earned.

        The Company's collaboration agreements may also include payment for research and development services provided by the Company on a contractual rate and direct expense basis. The Company records such payments as revenue in accordance with the agreements when the Company acts as principal in the transaction. In addition, certain of the Company's collaboration agreements contain cost-sharing provisions for development activities. Reimbursable amounts received under these cost sharing provisions are reflected as a reduction of research and development expense.

  Research and Development Costs

        Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities including non-cash share-based compensation, costs for third-party contractors to perform research, conduct clinical trials and prepare drug materials, research supplies and facilities costs. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by the third parties, patient enrollment in clinical trials, administrative costs incurred by the third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  Income Taxes

        Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some or all of a deferred tax asset will not be realized, the Company records a valuation allowance.

  Share-Based Compensation

        Share-based awards, including stock options, are recorded at their fair value as of the grant date and recognized to expense on a straight-line basis over the employee's requisite service period, which is generally the vesting period of the award. Share-based compensation expense is based on awards ultimately expected to vest, and therefore the recorded expense includes an estimate of future forfeitures. Forfeitures are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period over which services are received. The Company estimates the fair value of share-based awards to employees, directors and non-employees using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

  Foreign Currency Translation

        The Company's consolidated financial statements are presented in U.S. dollars. The financial statements of the Company's subsidiary are re-measured from the local currency to U.S. dollars, as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary items at exchange rates in effect when the assets were acquired or non-monetary liabilities incurred. Revenue and expenses are translated at the average exchange rates prevailing during the period of the transaction. The gains and losses resulting from the translation of foreign currency financial statements into U.S. dollars are reported in accumulated other comprehensive income (loss) and are presented in the consolidated statements of stockholders' deficit.

  Fair Value

        The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and convertible notes payable. Effective January 1, 2008, the Company adopted new accounting guidance which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The new guidance requires disclosure that establishes a framework for measuring

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

fair value and expands disclosure about fair value measurements. The statement requires fair value measurement be classified and disclosed in one of the following three categories:

          Level 1—Quoted prices in active markets for identical assets or liabilities.

          Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

        The adoption of the new guidance did not have a material impact on the Company's financial statements.

  Recent Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU No. 2009-13 requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. This change increases the likelihood that deliverables within an arrangement will be treated as separate units of accounting, ultimately leading to less revenue deferral for many arrangements. The new accounting guidance is effective beginning January 1, 2011, and earlier application is permitted. The Company does not believe ASU 2009-13 will have a material impact on its financial statements.

        In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Milestone Method of Revenue Recognition, or ASU 2010-17. ASU 2010-17 defines a milestone event and permits an entity to make an accounting policy election to recognize a payment that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and interim periods within those years, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. Early adoption is permitted. The Company is in the process of evaluating the potential impact of adopting ASU 2010-17 on its financial results.

3. Net Loss per Share

        Basic net loss per share is calculated by dividing the net loss by the weighted average number of Class A Common shares outstanding for the period, without consideration for common stock equivalents. The Company's Class C Common stock is excluded from the calculated net loss per share because it is a non-participating security and has no liquidation rights upon liquidation or dissolution of the Company. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. Under the treasury-stock method earnings per share data is computed as if the common share equivalents were outstanding at the beginning of the period (or at the time of issuance, if later) and as

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

3. Net Loss per Share (Continued)

if the funds obtained from exercise of the common stock equivalents were used to purchase common stock at the average market price during the period. If there is little or no market for the common stock, a reasonable estimate of fair value shall be used. For purposes of this calculation, preferred stock, stock options and warrants to purchase convertible preferred stock are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

        The computation of unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as if such conversion occurred as of the beginning of each period presented or as of the original issuance date, if later.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

3. Net Loss per Share (Continued)

        The following table sets forth the computation of basic and diluted net loss per share in thousands, except share and per share data:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Historical
Numerator:
Net loss	$(17,239)	$(21,816)	$(11,174)	$(9,185)	$(6,158)
Denominator:
Weighted average common shares outstanding	980,099	981,436	981,436	981,436	981,436

Net loss per share—basic and diluted	$(17.59)	$(22.23)	$(11.39)	$(9.36)	$(6.27)

Pro forma (unaudited)
Numerator:
Net loss			$(11,174)		$(6,158)
Add: pro forma adjustment related to interest expense on convertible notes payable			721		654

Pro forma net loss used to compute pro forma net loss per share			$(10,453)		$(5,504)

Denominator:
Weighted average common shares outstanding used in the computation of net loss per share—basic and diluted			981,436		981,436
Add: pro forma adjustments to reflect assumed weighted average conversion of common exchangeable shares			972,062		972,062
Add: pro forma adjustments to reflect assumed weighted average conversion of convertible preferred stock			52,000,000		52,489,887
Add: pro forma adjustments to reflect assumed weighted average conversion of convertible notes payable			12,494,450		16,017,404

Weighted average shares used to compute pro forma net loss per share—basic and diluted			66,447,948		70,460,789

Pro forma net loss per share—basic and diluted			$(0.16)		$(0.08)

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and 2010 is unaudited)

3. Net Loss per Share (Continued)

        Potentially dilutive securities not included in the calculation of diluted net loss per common share because to do so would be anti-dilutive are as follows (in common equivalent shares on a weighted-average basis):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Series A Convertible Preferred stock	23,277,679	36,510,657	37,154,566	37,154,566	37,205,423
Series B Convertible Preferred stock	—	—	—	—	429,588
Convertible Debt	—	1,253,880	12,494,451	11,414,724	16,017,404
Common Exchangeable shares	966,093	969,709	972,062	972,062	972,062
Preferred Exchangeable shares	10,467,526	14,642,349	14,845,434	14,845,434	14,854,876
Common stock options	2,751,143	4,853,529	5,192,671	5,379,623	5,204,604
Preferred stock warrants	36,693	52,540	213,270	217,742	200,000

4. Certain Balance Sheet Items:

  Furniture, fixtures and equipment

        Furniture, fixtures and equipment including the effect of foreign currency translation consists of the following as of:

	December 31,
			September 30, 2010
	2008	2009
			(Unaudited)
	(In thousands)
Furniture and office equipment	$377	$431	$553
Research equipment	1,743	2,344	3,100
Leasehold improvements	19	22	23

	2,139	2,797	3,676
Less accumulated depreciation	(1,620)	(2,042)	(2,288)

Furniture, fixtures and equipment, net	$519	$755	$1,388

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

4. Certain Balance Sheet Items: (Continued)

  Accrued liabilities

        Accrued liabilities consist of the following as of:

	December 31,
			September 30, 2010
	2008	2009
			(Unaudited)
	(In thousands)
Research and development expenses	$2,555	$1,154	$445
General and administrative	161	150	92
Other	65	175	146

Total accrued liabilities	$2,781	$1,479	$683

5. Leases

        The Company leases its office space and certain equipment under cancellable and non-cancellable operating lease agreements in the United States and Canada. The Company's lease on its corporate office facilities located in Durham, North Carolina expires November 30, 2010, and may be renewed by the Company indefinitely.

        The Company also leases facilities for operations and offices from the University of Sherbrooke in Quebec, Canada. The Company's Canadian lease, as amended to date, expires on September 30, 2011, but may be extended for one year.

        Rent expense incurred by the Company was approximately $522,000, $571,000, $547,000, $395,000 and $408,000 for the years ended December 31, 2007, 2008, and 2009, and for the nine-month periods ended September 30, 2009 and 2010, respectively.

        The following is a schedule of non-cancellable future minimum lease payments for operating leases at December 31, 2009 and September 30, 2010:

	December 31, 2009	September 30, 2010
		(Unaudited)
	(In thousands)
2010	$124	$112
2011	—	302
Thereafter	—	—

6. Strategic Collaboration and License Agreements

  Norgine B.V.

        In June 2010, the Company entered into a collaboration agreement with Norgine B.V. (Norgine) to develop and commercialize Tranzyme's product candidate, ulimorelin, in a licensed territory that includes Europe, Australia, New Zealand, Middle East, North Africa and South Africa. Under the terms of the agreement, Tranzyme received a nonrefundable, upfront payment of $8.0 million. The

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

6. Strategic Collaboration and License Agreements (Continued)

licensing fee was deferred and is being amortized on a straight-line basis over a period of 31 months, which represents the estimated period of time over which the Company's involvement in the core development phase of the collaboration is a substantive performance obligation.

        In conjunction with the collaboration agreement, Norgine purchased 1,047,120 shares of the Company's Series B Convertible Preferred stock at $1.91 per share, for total cash proceeds of $2.0 million, net of issuance costs of $28,000 constituting a first closing (Initial Closing) of Series B Convertible Preferred stock. In connection with the Initial Closing, Tranzyme Pharma simultaneously issued and sold to Tranzyme Holdings ULC, 1,047,120 shares of Common stock (see Note 8) at an aggregate price of $100.00. The agreement also obligates Norgine to purchase an additional $1.0 million of equity securities at a subsequent closing (Second Closing) upon the occurrence of a development milestone, at a class and price per share subject to terms as follows:

  •
  If the Company has completed an initial public offering prior to the Second Closing, the shares shall mean shares of U.S. common stock and Norgine agrees to purchase the stock as is equal to $1.0 million divided by a price per share equal to 110% of the average of the closing bid price of the Company's common stock over the 30 day period ending three days prior to the second closing.

  •
  If the Company has not completed its IPO prior to the Second Closing, the shares shall mean shares of Series B Convertible Preferred stock or shares of a newly created preferred stock and the number of shares will be equal to $1.0 million divided by such price per share as mutually agreed upon by the Company and Norgine.

        During the nine months ended September 30, 2010, the Company engaged a third party valuation specialist to assist management in determining the estimated fair value of the first tranche issuance of Series B Convertible Preferred shares (See Note 9). The fair value of the equity issuance was determined to be $1.6 million or $1.55 per share. Based on this fair value estimate, it was determined that the shares sold to Norgine in conjunction with the collaboration included a $0.36 per share premium. The Company recorded the $377,000 stock premium as deferred revenue which is being amortized on a straight-line basis over a period of 31 months, representing the estimated period of time over which the Company's involvement in the core development phase of the collaboration is a substantive performance obligation.

        The Company recognized $1.0 million of the upfront fee and amortization of stock premium as licensing revenue for the nine months ended September 30, 2010.

        The agreement provides for a co-managed product development campaign, and contains cost-sharing provisions whereby the companies will share certain costs related to manufacturing and development performed by third parties including reimbursement from Norgine for certain raw material costs incurred prior to the effective date of the agreement. These raw material costs will be reimbursable when used in the manufacturing of clinical trial materials for the core development program. Costs for development services provided under the agreement are expensed as incurred. The Company did not recognize any development expense related to this agreement for the nine months ended September 30, 2010.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

6. Strategic Collaboration and License Agreements (Continued)

        Under the terms of the agreement, Norgine will pay up to $32.0 million in milestone payments upon the achievement of certain development, regulatory and commercial events, of which $1.0 million would be the aforementioned purchase of additional equity. The Company will also have the potential to receive sales milestone payments of up to approximately $120.0 million and tiered royalties on annual net sales of commercialized products within the licensed territory.

  Bristol-Myers Squibb Company

        In December 2009, the Company entered into a collaboration agreement with Bristol-Myers Squibb Company (BMS) to discover, develop and commercialize novel macrocyclic compounds, other than the Company's product candidates and internal programs, directed against a limited number of targets of interest to BMS. Under the terms of the agreement, BMS is funding the Company's lead discovery efforts on these targets and is also primarily responsible for optimizing the identified lead compounds. BMS will be solely responsible for preclinical and clinical development of all products arising from the collaboration and for their commercialization globally. In connection with the agreement, the Company received an upfront license fee of $10.0 million. The upfront licensing fee was deferred and is being amortized on a straight-line basis over a period of 30 months, which represents the estimated period of time over which the Company's involvement in the collaboration is a substantive performance obligation or deliverable. The Company recognized $290,000 and $3.0 million of the upfront fee as licensing revenue for the year ended December 31, 2009 and for the nine months ended September 30, 2010, respectively.

        Under the terms of the agreement, BMS agreed to pay up to approximately $80.0 million, in the aggregate, in milestone payments for each target program upon the achievement of certain development and regulatory events. In addition, the Company will receive additional milestones upon achievement of certain commercial events and royalties on total worldwide annual net sales of each licensed product, at graduated rates, as defined in the agreement.

        The agreement also provided for up to $1.5 million in year one and $2.5 million in year two in research funding, payable in quarterly installments, over the initial two-year research program to support personnel related expenses, laboratory supplies and equipment to support the discovery efforts. Revenue for development services provided under the agreement is recognized as earned where the Company acts as principal in the transaction. The Company recognized research revenue of $111,000 and $1.5 million for the year ended December 31, 2009 and for the nine months ended September 30, 2010, respectively. The research program term expires upon the second anniversary of the agreement and may be extended by BMS for a one-year period with ninety-day notice to the Company and may be further extended by mutual agreement.

  Open Biosystems, Inc.

        In October 2005, the Company entered into a license and marketing agreement whereby Open Biosystems, Inc. acquired a worldwide royalty-bearing license to certain intellectual property unrelated to the Company's product candidates and Macrocyclic Template Chemistry (MATCH) drug discovery technology, as specified in the agreement. The Company earns royalties on annual net sales at rates

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

6. Strategic Collaboration and License Agreements (Continued)

that vary by licensed product category as defined in the agreement or, through 2010, minimum annual royalties, if greater than earned royalties, until the expiration date of the last-to-expire licensed patent or twelve years, whichever occurs last. Royalty revenue recognized from the licensing agreement was $250,000, $300,000, $300,000, $145,000 and $174,000 in the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010, respectively.

7. Notes Payable and Other Liabilities

  2006 Notes Payable

        In June 2006, the Company entered into a master loan and security agreement (the 2006 Notes) with a lender for a total of $3.5 million, which provided for the Company to borrow up to $3.0 million of growth capital and $0.5 million for equipment to be acquired through March 2007. The agreement carried an interest rate equal to 9.69% per annum. The growth capital loan was repayable over three years and the equipment loan was repayable over a four year period. Borrowings were collateralized by all of the assets of the Company excluding intellectual property. Upon repayment of the growth capital note, all of the collateral was to be released except for a continued security interest in specific property and equipment purchased with the proceeds of the note.

        On the scheduled due date of the final installment of the growth capital loan, or on the date of any prepayment of the entire outstanding balance of principal and accrued interest, the Company was to pay an end-of-term fee of $204,000. The end-of-term payment was accreted into the carrying value of the loan as interest expense over the term of the growth capital note. The Company recorded total interest expense related to the 2006 Notes of $423,000 and $295,000 during the years ended December 31, 2007 and 2008, respectively.

  2008 Notes Payable

        In December 2008, the Company entered into a loan and security agreement (the 2008 Notes) with two lenders, including the holder of the 2006 Notes, for a total commitment of $6.3 million, and issued a note in the amount of $3.2 million to each lender. The Company paid in full the $1.3 million of outstanding principal due under the 2006 Notes. The collateral held under the 2006 Notes was released and the lender waived its right to receive the end-of-term payment and any prepayment fee otherwise due under the terms of the loan.

        The Company determined that the early prepayment of the 2006 Notes resulted in an exchange of debt instruments with substantially different terms, resulting in a $144,000 gain on extinguishment of debt reflected in other expense for the year ended December 31, 2008.

        The 2008 Notes carry an interest rate equal to 12.09% per annum, are repayable in monthly installments and mature on December 1, 2011. Borrowings were collateralized by all of the assets of the Company excluding intellectual property.

        On the scheduled due date of the final installment of the 2008 Notes, or on the date of any prepayment of the entire outstanding balance of the principal and interest, the Company will also pay an end-of-term fee of $204,000, to be evenly divided among the lenders. The end-of-term payment is

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

7. Notes Payable and Other Liabilities (Continued)

being accreted into the carrying value of the 2008 Notes as additional interest expense over the term of the 2008 Notes. The Company recorded total interest expense related to the 2008 Notes of $68,000, $814,000, $624,000 and $445,000 during the years ended December 31, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010, respectively.

        In connection with the 2008 Notes, the Company issued to the two lenders warrants to purchase shares of preferred stock with an aggregate purchase price of $200,000. The warrants are exercisable for Series A Convertible Preferred stock at a price per share of $1.00. The warrants were recorded as a debt discount at estimated fair value of $87,000, which is being amortized as a component of interest expense over the remaining life of the loan. The warrants are exercisable for seven years from the date of issuance and expire on December 3, 2015. The warrants include an automatic conversion feature upon expiration.

        The following represents the outstanding principal balances and carrying amounts of notes payable as of December 31, 2009 and September 30, 2010:

	December 31, 2009	September 30, 2010
		(Unaudited)
	(In thousands)
Notes Payable	$5,242	$3,503
Less: Current portion	2,424	2,659

Notes payable, less current portion	$2,818	$844

        As of December 31, 2009 and September 30, 2010, the non-current portion of the notes are payable in 2011.

  Other Liabilities

        During 1999, the Minister of Canada Economic Development agreed to fund CDN$450,000 for certain research and development efforts. The amount is to be repaid in annual installments based on certain fiscal year revenue calculations, as defined in the agreement up to a maximum of 135% of the loan, or CDN$607,500. For the years ended December 31, 2007 and 2008, no repayments were required under the agreement. For the year ended December 31, 2009 and for the nine month period ended September 30, 2010, the Company recorded CDN$126,000 and CDN$114,000, as a current liability representing amounts due under the agreement as a result of revenue proceeds received from license activity. The remaining long-term liability recorded under this agreement as of December 31, 2008, and 2009 and September 30, 2010 totaled CDN$449,000, CDN$323,000, and CDN$209,000, respectively.

        During 2003, Tranzyme entered into a financial assistance program with the North Carolina Biotechnology Center (NCBC) to fund specific research and issued a note payable to the NCBC for $149,250. The note carried an interest rate of 4.0% per annum and matured on July 24, 2008. The note was paid in full during 2008.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

8. Convertible Notes Payable

  2008 Convertible Note

        In October 2008, the Company executed a note purchase agreement that authorized the issuance of up to $15.0 million in subordinated convertible promissory notes (the Shareholder Notes) to certain preferred stockholders in three tranches of $5.0 million each. The Shareholder Notes carried interest at a rate equal to the prime rate in effect at the time of closing for each tranche plus 2% per annum. Unless earlier converted or paid in full, the 2008 Notes were to mature on the first anniversary of the issuance of the notes. In addition, the Company was to pay a premium equal to 15% of the principal amount held by the holders of Shareholder Notes upon occurrence of a repayment event as defined in the agreement.

        At maturity, each holder of a Shareholder Note at its sole option, could convert the entire principal amount of the Shareholder Note, plus all accrued and unpaid interest, in the case of holders of Shareholder Notes of Tranzyme, into Series A Convertible Preferred stock or in the case of holders of Shareholder Notes of Tranzyme Pharma, into Class A Preferred Exchangeable shares, at a price per share of $1.00. If the holders did not elect to convert at maturity, the outstanding principal and the accrued but unpaid interest become due and payable in cash to the holders.

        Concurrent with the execution of the note purchase agreement, the Company issued the first tranche of Shareholder Notes with a face value of $5.0 million bearing interest of 7% per annum. On February 27, 2009, the Company issued the second tranche of Shareholder Notes with a face value of $5.0 million bearing interest of 5.25% per annum. On June 5, 2009, the Company issued the third tranche of Shareholder Notes with a face value of $5.0 million bearing interest of 5.25% per annum.

        In August 2009, the Company amended the Shareholder Notes to extend the maturity dates of the first and second tranches to June 5, 2010. In June 2010, the Company amended all of the Shareholder Notes to extend the maturity dates to September 30, 2010.

        On September 30, 2010, the Company's Shareholder Notes, including accrued interest, converted into 13,884,004 shares of the Company's Series A Convertible Preferred stock and 2,577,660 shares of Class A Preferred Exchangeable stock of Tranzyme Pharma Inc.

        The Company recorded interest expense for the Shareholders Notes of $86,000, $721,000, $500,000 and $654,000 for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions

        The following table summarizes the authorized, issued and outstanding shares of Tranzyme, Inc. by class of stock as of December 31, 2008 and 2009 and September 30, 2010:

	December 31, 2008		December 31, 2009		September 30, 2010
Name and Description of Shares of Tranzyme Inc.	Authorized Shares	Issued and Outstanding Shares	Authorized Shares	Issued and Outstanding Shares	Authorized Shares	Issued and Outstanding Shares
					(Unaudited)	(Unaudited)
Class A Common stock	62,500,000	981,436	62,500,000	981,436	81,000,000	981,436
Class C Common stock	23,824,566	972,062	23,824,566	972,062	26,442,362	972,062
Series A Convertible Preferred stock	52,500,000	37,154,566	52,500,000	37,154,566	69,300,000	51,038,570
Series B Convertible Preferred stock	—	—	—	—	1,570,680	1,047,120
Series A-1 Convertible Preferred stock	14,845,434	14,845,434	14,845,434	14,845,434	17,500,000	17,423,094

Total shares	153,670,000	53,953,498	153,670,000	53,953,498	195,813,042	71,462,282

        The following table summarizes the issued and outstanding shares of Tranzyme Pharma by class of stock as of December 31, 2008 and 2009 and September 30, 2010. All classes of shares are unlimited in number authorized and without par value:

	Number of Issued and Outstanding Shares
Name and Description of Shares of Tranzyme Pharma	December 31, 2008	December 31, 2009	September 30, 2010
			(Unaudited)
Common Exchangeable Shares	972,062	972,062	972,062
Class A Preferred Exchangeable Shares	14,845,434	14,845,434	17,423,094
Common Shares	38,136,002	38,136,002	53,067,126

Total shares outstanding	53,953,498	53,953,498	71,462,282

  Class A Common Stock of Tranzyme, Inc.

        During 2007, the Company issued 2,228 shares of its Class A Common stock upon the exercise of stock options with an exercise price of $0.25 per share.

        Dividends—The holders of Class A Common stock are entitled to receive dividends as may be declared by the Company's Board of Directors, subject to any preferential dividend rights of any issued and outstanding Series A Convertible or Series B Convertible Preferred stock. No dividends were declared or paid by the Company for the years ended December 31, 2008 and 2009 or for the nine months ended September 30, 2009 and 2010.

        Voting Rights—The holders of shares of Class A Common stock are entitled to one vote per share except at meetings at which only shareholders of a specified class are entitled to vote. There is no cumulative voting of shares of common stock.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

        Liquidation—After payment to the holders of Series A and Series B Convertible Preferred stock, holders of Class A Common stock are entitled, together with holders of preferred stock, to share ratably in all remaining assets of the Company.

  Class C Common Stock (Special Voting Stock)

        During 2007, the Company issued 3,000 shares of its Class C Common stock upon the exercise of 3,000 options to purchase shares of Common Exchangeable shares of Tranzyme Pharma with an exercise price of $0.85 per share.

        During 2008, the Company issued 4,062 shares of its Class C Common stock upon the exercise of 4,062 options to purchase shares of Common Exchangeable shares of Tranzyme Pharma with an exercise price of $0.85 per Common Exchangeable share.

        Each holder of Class C Common stock holds an equivalent number of shares of Common Exchangeable shares in Tranzyme Pharma. Upon exchange of the Common Exchangeable shares in Tranzyme Pharma for Class A Common stock shares in Tranzyme, an equivalent number of Class C Common shares are cancelled.

        Dividends—The holders of Class C Common stock are not entitled to dividends.

        Voting Rights—The holders of shares of Class C Common stock are entitled to one vote per share except at meetings at which only shareholders of a specified class are entitled to vote. There is no cumulative voting of shares of common stock.

        Liquidation—The holders of Class C Common stock are not entitled to receive any funds distributed in a liquidation or dissolution of the Company.

  Exchangeable Shares (Common and Class A Preferred)

        Tranzyme Pharma has issued Common and Class A Preferred Exchangeable shares, collectively the Exchangeable Shares.

  Conversion and Exchange Rights

        Class A Preferred Exchangeable shares may be converted, at the option of the holder, into an equivalent number of Common Exchangeable shares at any time. The conversion ratio is subject to adjustment for certain dilution events.

        Upon the occurrence of certain liquidity or conversion events, the Class A Preferred Exchangeable shares will automatically convert into an equivalent number of Common Exchangeable shares.

        Common Exchangeable shares may be exchanged, at the option of the holder, into Class A Common shares of Tranzyme at any time. In connection with the offering of this common stock, all outstanding Preferred Exchangeable shares will first be converted into shares of Common Exchangeable, and all outstanding Common Exchangeable shares will be exchanged for corresponding shares of Tranzyme's Class A Common stock pursuant to the terms of an ancillary agreement. In

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

addition, pursuant to the terms of the ancillary agreement, upon the occurrence of various other liquidity or conversion events with the appropriate approval of a requisite number of stockholders, holders of Common Exchangeable shares will be obligated to exchange their shares for Class A Common shares and the holders of Class A Preferred Exchangeable shares will be obligated to exchange their shares for Series A Convertible Preferred shares. Also, pursuant to the terms of an ancillary agreement, the Common Exchangeable shares and the Class A Preferred Exchangeable may be exchanged at any time at the option of the holder for shares of Class A Common stock and Series A Convertible Preferred stock, respectively.

        Voting Rights—the holders of Exchangeable Shares do not have voting rights in Tranzyme.

        Cancellation and Conversion of Special Voting Stock—all Class C Common Stock and Series A-1 Convertible Preferred shares will be cancelled upon exchange of the Exchangeable shares. However, if Class A Preferred Exchangeable shares are converted to Common Exchangeable shares, an equivalent number of Series A-1 Convertible Preferred shares will be converted to Class C Common stock.

  Convertible Preferred Stock

        On January 4, 2007, Tranzyme issued 8,250,000 shares of its Series A Convertible Preferred stock (Series A Preferred) to existing U.S. investors for proceeds of $8.3 million, net of issuance costs of $4,000, and Tranzyme Pharma issued 2,750,000 shares of its Class A Preferred Exchangeable shares to existing Canadian investors for proceeds of $2.8 million. Each purchaser of Class A Preferred Exchangeable shares in Tranzyme Pharma received, for consideration of $.00001 per share, an equivalent number of shares of Tranzyme's Series A-1 Convertible Preferred stock (Series A-1 Preferred).

        On October 26, 2007, Tranzyme issued an additional 7,602,283 shares of its Series A Preferred to new and existing investors for proceeds of $7.6 million net of issuance costs of $51,000, and Tranzyme Pharma issued 2,397,717 shares of its Class A Preferred Exchangeable shares to existing Canadian investors for proceeds of $2.4 million, net of issuance costs of $7,000. Each purchaser of Class A Preferred Exchangeable shares in Tranzyme Pharma received for consideration of $.00001 per share, an equivalent number of shares of Tranzyme's Series A-1 Preferred.

        On February 1, 2008, Tranzyme issued 7,602,283 additional shares of its Series A Preferred to existing investors for proceeds of $7.6 million, net of issuance costs of $10,000, and Tranzyme Pharma issued 2,397,717 shares of its Class A Preferred Exchangeable shares to existing Canadian shareholders for proceeds of $2.4 million. Each purchaser of Class A Preferred Exchangeable shares in Tranzyme Pharma received, for consideration of $.00001 per share, an equivalent number of shares of Tranzyme's Series A-1 Preferred.

        On June 11, 2010, as a component of the strategic collaboration agreement with Norgine, Tranzyme issued 1,047,120 shares of its Series B Convertible Preferred stock (Series B Preferred) to Norgine for proceeds of $2.0 million, net of issuance costs of $28,000.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

        Voting Rights—The holders of Series A Preferred, Series A-1 Preferred, and Series B Preferred stock, are entitled to one vote for each share held at any annual or special meeting of stockholders of Tranzyme. The holders of Series A Preferred stock, voting together as a class, shall be entitled to nominate three directors of the Company. The holders of Series A-1 Preferred stock voting together as a class, shall be entitled to nominate one director of the Company. The holders of Series B Preferred are not entitled to nominate Company directors. In addition, the holders of Series A Preferred and Series A-1 Preferred stock, voting together as a class, are entitled to certain special voting rights regarding matters of the Company as defined in the Company's certificate of incorporation.

        Dividends—The holders of Series A and Series B Preferred stock are entitled, to share proportionately, as may be declared by the Board of Directors, to dividends and distributions, declared on any class or series of capital stock. No dividend shall be paid to any class or series of capital stock unless a dividend of at least equal value on a per share basis is first or simultaneously paid to holders of Series A and Series B Preferred. No dividends may be paid on the shares of Series A-1 Preferred. No dividends were declared or paid by the Company for the years ended December 31, 2007, 2008 and 2009 or for the nine months ended September 30, 2009 and 2010.

        Liquidation—In the event of liquidation or dissolution of the Company, all holders of Series A Preferred stock and Series B Preferred stock have a liquidation preference equal to, in the case of holders of Series A Preferred, the Series A Preferred the original issue price of $1.00 per share, plus all accrued and unpaid dividends and in the case of Series B Preferred, the Series B Preferred original issue price of $1.91 per share, plus all accrued and unpaid dividends through the date fixed for distribution. After payment of these preferential amounts to the holders of preferred stock, the remaining assets of the Company would be distributed ratably among the holders of the shares of Series A Preferred, Series B Preferred and Class A Common. The holders of Series A-1 Preferred are not entitled to receive any portion of funds distributed to stockholders.

        Conversion—Each share of Series A and B Preferred stock, at the option of the stockholder, is convertible into a number of fully paid shares of Class A Common shares of Tranzyme as determined by dividing the Series A Preferred original issue price by the Series A Preferred conversion price of $1.00 per share or Series B Preferred original issue price by the Series B Preferred conversion price per share of $1.91, respectively. Each share of Series A and Series B Preferred stock will automatically convert into Class A Common shares on a share-for-share basis upon the occurrence of any one of the following events:

  •
  the closing of the sale, lease, transfer or other distribution of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or

  •
  upon an affirmative vote of the holders of at least eighty percent of the then outstanding shares of Preferred Stock.

  •
  In connection with the offering of this common stock, each share of Series A Preferred stock and Series B Preferred stock will convert into Class A Common on a share-for-share basis.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

  Share-based Compensation

        During 2001, the Company adopted an equity compensation plan, the Tranzyme 2001 Employee Stock Option Plan and the 2001 Nonemployee Stock Option Plan (the 2001 Plans), which authorize up to 1,000,000 and 445,000 shares of common stock, respectively, for granting both incentive and nonqualified stock options to employees, directors, consultants and other individuals set forth in the 2001 Plans. The exercise price and vesting period of the options issued under the plans were determined by the Company's Board of Directors at the date of grant. Options were to be granted up to 10 years after the 2001 Plans' adoption dates and generally expire 10 years from the date of grant. No further options will be granted under the 2001 plan.

        During 2003, the Company adopted an equity compensation plan, the Tranzyme 2003 Equity Incentive Plan (the 2003 Plan), for eligible employees, directors, consultants and other individuals set forth in the 2003 Plan. The terms of the stock option agreements, including vesting requirements, are determined by the Company's Board of Directors, subject to the provisions of the Plan. Options granted by the Company generally vest over four years and are exercisable after they have been granted for up to ten years from the date of grant. The exercise price of the incentive stock options must equal at least the fair market value of the stock on the date of grant.

        In 2004, Tranzyme Pharma adopted an equity compensation plan, the Tranzyme Pharma 2004 Stock Option Plan (2004 Plan), which authorized shares of Tranzyme Pharma's common exchangeable stock for granting stock options to employees, directors and consultants and other individuals set forth in the 2004 Plan. The terms of the stock option agreements, including vesting requirements, are determined by the Tranzyme Pharma's Board of Directors, subject to the provisions of the Plan. Options granted by the Company generally vest over four years and are exercisable after they have been granted for up to ten years from the date of grant.

        The Company may grant up to 8,001,272 options, collectively, under all of the Company's equity compensation plans, including the Tranzyme Pharma plan.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

        The following summarizes stock option activity in the Company's stock option plans:

	Shares Available for Grant	Consolidated Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2006	2,724,199	2,331,593	$0.63
Shares authorized	2,950,708	—	—
Options granted during 2007	(952,200)	952,200	0.43
Options exercised during 2007	—	(5,228)	0.59
Options forfeited during 2007	157,022	(157,022)	0.73
Options expired during 2007	4,252	(4,252)	19.75

Balance at December 31, 2007	4,883,981	3,117,291	0.54
Options granted during 2008	(2,507,531)	2,507,531	0.57
Options exercised during 2008	—	(4,062)	0.85
Options forfeited during 2008	212,779	(212,779)	0.46
Options expired during 2008	1,254	(1,254)	1.47

Balance at December 31, 2008	2,590,483	5,406,727	0.56
Options granted during 2009	—	—	—
Options exercised during 2009	—	—	—
Options forfeited during 2009	130,259	(130,259)	0.85
Options expired during 2009	17,330	(17,330)	11.19

Balance at December 31, 2009	2,738,072	5,259,138	0.51
Options granted (Unaudited)	—	—	—
Options exercised (Unaudited)	—	—	—
Options forfeited (Unaudited)	52,938	(52,938)	0.56
Options expired (Unaudited)	1,596	(1,596)	31.50

Balance at September 30, 2010 (Unaudited)	2,792,606	5,204,604	$0.50

        The fair value of the Company's common stock used for stock options issued during 2007 and 2008 was determined by the Company's Board of Directors with assistance from management. During the nine-month period ended September 30, 2010, the Company engaged a third party valuation specialist to assist in the determination of the estimated fair value of common shares. Management also performed an internal reassessment of the fair value of the Company's common stock for stock option grants during 2007 and 2008. The Company has not historically obtained contemporaneous valuations by a third party valuation specialist because, at the time of the issuances of stock options, the Company believed its estimate of the fair value of its common stock to be reasonable and consistent with its understanding of how similar companies in its industry were valued.

        In conducting the valuation of its common shares as of June 30, 2010, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The methodology used derived equity values utilizing a probability-weighted expected return method, or PWERM that weighs various

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

potential liquidity outcomes with each outcome assigned a probability to arrive at the weighted equity value. For each of the possible events, a range of future equity values is estimated, based on the market and income approaches and over a range of possible event dates, all plus or minus a standard deviation for value and timing. The timing of these events is based on input from management. For each future equity value scenario, the rights and preferences of each stockholder class are considered in order to determine the appropriate allocation of value to common shares. The value of each common share is then multiplied by a discount factor derived from the calculated discount rate and the expected timing of the event (plus or minus a standard deviation of time). The value per common share is then multiplied by an estimated probability for each of the possible events based on discussion with management. The calculated value per common share under each scenario is then discounted for a lack of marketability. A probability-weighted value per share of common stock is then determined. Under the PWERM, the value of the Company's common stock is estimated based upon an analysis of values for the Company's common stock assuming the following various possible future events for the Company including an initial public offering and acquisition scenarios. As of June 30, 2010, the probability-weighted values per share were $1.27 per share, $1.44 per share and $1.55 per share for Class A Common stock, Series A Preferred stock and Series B Preferred stock, respectively. Based upon management's internal assessment of clinical, regulatory and other developments that occurred between June 30, 2010 and September 30, 2010, the fair value of the Company's common and preferred stock at September 30, 2010 was determined to be unchanged from June 30, 2010.

        The following table summarizes information about the Company's stock options outstanding at:

	December 31, 2009
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25 to $0.35	2,316,465	6.15 years	$0.28	2,047,054	$0.27
$0.54	2,292,031	8.15 years	0.54	1,192,854	0.54
$0.67 to $1.84	649,046	5.66 years	1.17	562,272	1.22
$31.50	1,596	0.33 years	31.50	1,596	31.50

Total	5,259,138			3,803,776

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

	September 30, 2010 (Unaudited)
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25 to $0.35	2,316,465	5.40 years	$0.28	2,224,965	$0.28
$0.54	2,242,031	7.40 years	0.54	1,576,047	0.54
$0.67 to $1.84	646,108	4.84 years	1.17	601,768	1.19

Total	5,204,604			4,402,780

        The aggregate intrinsic value of options outstanding as of December 31, 2009 and September 30, 2010 was $47,000 and $4.1 million, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2009 and September 30, 2010 was $46,000 and $3.5 million, respectively.

        No options were exercised during the year ended December 31, 2009 or for the nine months ended September 30, 2010.

        At December 31, 2009 and September 30, 2010, there was approximately $528,000 and $276,000, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.75 years and 1.13 years, respectively.

        Compensation cost for stock options granted to employees is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable option on a straight-line basis. The estimated per share weighted-average fair value of stock options granted to employees during the years ended December 31, 2007 and 2008 was $0.29 and $0.45, respectively. There were no stock options granted to employees during the year ended December 31, 2009 or for the nine months ended September 30, 2010.

        As share-based compensation expense is based on options ultimately expected to vest, the expense recognized has been reduced for estimated forfeitures. The fair value of each employee option grant during the years ended December 31, 2007, and 2008 was estimated on the date of grant using the Black-Scholes valuation model with the following assumptions:

	Year Ended December 31, 2007	Year Ended December 31, 2008
Volatility	108%	108%
Expected life (in years)	6.23	6.24
Risk-free interest rate	4.84%	3.38%
Dividend yield	—	—

        Expected Volatility.    The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

group was selected based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

        Expected Term.    The Company elected to utilize the "simplified" method to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

        Risk-free Interest Rate.    The risk-free interest rate assumption was based on zero-coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

        Expected Dividend Yield.    The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

        Forfeitures.    Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

        The Company recognized non-cash share-based compensation expense to employees in its research and development and selling, general and administrative functions as follows:

	Year Ended December 31,			Nine months ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
	(In thousands)
Research and development	$22	$208	$133	$97	$89
General and administrative	100	248	234	178	151

	$122	$456	$367	$275	$240

        The Company also recognized $1,000 in share-based compensation expense related to options issued to nonemployees for the years ended December 31, 2007 and 2008. No share-based awards were issued to nonemployees during the year ended December 31, 2009 or for the nine months ended September 30, 2009 and 2010.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

9. Equity Transactions (Continued)

  Common Stock Reserved for Future Issuance—

        The Company has reserved shares of its Class A Common stock for future issuance as of December 31, 2009 and September 30, 2010 as follows:

	December 31, 2009	September 30, 2010
		(Unaudited)
Exchange of Common Exchangeable stock outstanding	972,062	972,062
Conversion of Series A Convertible Preferred stock	37,154,566	51,038,570
Exchange of Class A Preferred Exchangeable stock	14,845,434	17,423,094
Conversion of Series B Convertible Preferred stock	—	1,047,120
Stock options outstanding	5,259,138	5,204,604
Shares available for grant under stock option plans	2,738,072	2,792,606
Outstanding warrants	200,000	200,000

Total shares reserved for future issuance	61,169,272	78,678,056

10. Income Taxes

        No provision for federal or state income taxes has been recorded, as the Company has incurred cumulative net operating losses since inception. As of December 31, 2008 and 2009, the Company has U.S. Federal net operating loss (NOL) carryforwards of approximately $10.9 million and $11.3 million. The Company currently estimates $5.7 million of U.S. Federal net operating losses are available to offset future income as of December 31, 2009. Additional losses will become available in the amount of approximately $131,000 per year. Based on current estimates, approximately $2.8 million of U.S. Federal NOL carryforwards are subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the "IRC") and will expire unused. As of December 31, 2008 and 2009, the Company has North Carolina state net operating loss carryforwards of approximately $7.3 million and $6.9 million, which are not subject to limitation under IRC Section 382, yet will begin to expire in 2017 unless utilized. Additional limitations may arise if the Company experiences an ownership change in subsequent years. The Company's Canadian Federal tax loss as of December 31, 2008 and 2009 was $35.8 million and $33.4 million. Canadian Federal tax losses began to expire in 2006.

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

10. Income Taxes (Continued)

        Components of the Company's deferred tax assets and liabilities for federal income tax purposes are as follows at (in thousands):

	December 31,
	2008	2009
Deferred tax assets related to U.S. operations:
Net operating loss carry forwards	$3,983	$4,021
Research and development expenditures	339	421
Carrying values of furniture, fixtures and equipment below tax basis	(1)	(1)
Financing fees, share issue costs and other	302	515
Deferred revenue	—	421

Total deferred tax assets (U.S. operations)	4,623	5,377
Deferred tax assets related to Canadian operations:
Net operating loss carry forwards	9,675	8,981
Research and development expenditures	6,299	7,386
Carrying values of furniture, fixtures and equipment below tax basis	552	634
Financing fees, share issue costs and other	12	2,320

Total deferred tax assets (Canadian operations)	16,538	19,321

Total deferred tax assets	21,161	24,698
Valuation allowance	(21,161)	(24,698)

Net deferred tax	$—	$—

        Management of the Company has evaluated the evidence bearing upon the realizability of its deferred tax assets including the Company's history of operating losses and has concluded, that it is more likely than not that the Company may not realize the benefit of its deferred tax assets. Accordingly, the deferred tax assets have been fully reserved at December 31, 2008 and 2009.

        A reconciliation of the Federal statutory tax rate of 35% to the Company's effective income tax rate is as follows:

	Year ended December 31,
	2007	2008	2009
Statutory tax rate	35.0%	35.0%	35.0%
State taxes	0.4%	0.4%	1.2%
Foreign rate differential	(4.6)%	(4.6)%	(3.6)%
Tax credits and other	(0.5)%	4.1%	5.8%
Change in valuation allowance	(30.3)%	(34.9)%	(38.4)%

Tax expense	—	—	—

        The Company adopted accounting guidance related to accounting for uncertainty in income taxes on January 1, 2007, which prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Upon implementation of the new guidance, the Company had no unrecognized tax benefits. As of December 31, 2008 and 2009, and September 30,

Tranzyme, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2010 and for the nine months ended

September 30, 2009 and 2010 is unaudited)

10. Income Taxes (Continued)

2010, no unrecognized tax benefits are included in the balance sheet that would, if recognized, affect the Company's effective tax rate.

        As of December 31, 2008 and 2009, the Company had $339,000 and $421,000 of research and development carryforwards which are fully reserved.

        The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008 and 2009 and September 30, 2010, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations.

        The statute of limitations for assessment by the Internal Revenue Service (IRS) and state tax authorities is open for tax years ended December 31, 2006, 2007, 2008 and 2009, although carryforward attributes that were generated prior to tax year 2006 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

11. Defined Contribution Plans

        The Company provides a qualified 401(k) savings plan for its U.S. employees. All employees are eligible to participate, provided they meet the requirements of the plan. The Company provides a contribution on the first 3% of an employee's salary subject to statutory limitations as proscribed by law. For the years ended December 31, 2007, 2008, and 2009 and for the nine months ended September 30, 2009 and 2010, the Company recorded $40,000, $50,000, $53,000, $42,000, and $41,000 of expense, respectively, for 401(k) contributions.

12. Subsequent Events

        On September 30, 2010, the Company entered into a loan and security agreement with two lenders for $13.0 million. On October 1, 2010, the parties executed the related note agreements (2010 term loan) and the Company repaid the outstanding principal and interest of $3.4 million on the 2008 Notes. The 2010 term loan bears interest at 10.75% per annum and matures on January 1, 2014. The loan is payable initially in nine installments of interest only followed by thirty installments of principal plus interest. In connection with the 2010 loan and security agreement, the Company issued warrants to purchase an aggregate of $520,000 in stock of the Company, which are contingently exercisable for a class and series of shares and exercise price as determined by future events as specified in the agreement. The warrants will be recorded initially at fair value as a liability with a related debt discount to be amortized as interest expense over the term of the 2010 term loan. The warrants will continue to be evaluated in future periods in accordance with ASC 815 to determine if liability classification is appropriate. If liability classification is determined to be appropriate, the warrant liability will be marked to fair value in future periods through earnings.

        On                        , 2010, the Company's Board of Directors adopted, and on                        , 2010, the stockholders approved, a        to        reverse stock split of the Company's common stock effective as of                        . All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock split.

            Shares

Tranzyme, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                        , 2011

Citi

BMO Capital Markets

Canaccord Genuity

Stifel Nicolaus Weisel

        Until                        , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee and the FINRA filing fee.

Total
SEC registration fee		$5,348
FINRA filing fee		$8,000
NASDAQ Global Market initial listing fee		$25,000
Blue sky qualification fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Registrant's amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

        The Registrant's amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant's behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant's best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

        The Registrant is entering into indemnification agreements with each of its directors and executive officers upon completion of this offering, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

        The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriter of the Registrant, the Registrant's executive officers and directors, and indemnification of the underwriter by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriter for inclusion in the registration statement.

        The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

Issuances of Capital Stock

        On January 4, 2007, October 26, 2007 and February 1, 2008, we issued an aggregate of 23,454,566 shares of our Series A Preferred Stock at $1.00 per share and 7,545,434 shares of our Series A-1 Voting Non-Equity Preferred Stock at $0.00001 per share and Tranzyme Pharma issued an aggregate of 7,545,434 shares of its Class A Preferred Exchangeable Shares at $1.00 per share for an aggregate purchase price of $31.0 million.

        On October 2, 2008, February 27, 2009 and June 5, 2009, we issued subordinated convertible promissory notes, or the US Notes, and Tranzyme Pharma issued subordinated convertible promissory notes, or the Canada Notes, to certain of our investors having an aggregate principal amount of $15.0 million. All principal and accrued interest under the US Notes and Canada Notes was convertible at the option of the holder into shares of our Series A Preferred Stock, in the case of the US Notes, and shares of Tranzyme Pharma's Class A Preferred Exchangeable Shares and our Series A-1 Voting Non-Equity Preferred Stock, in the case of the Canada Notes, respectively, at $1.00 per share. On September 30, 2010, the holders of all US Notes and Canada Notes elected to convert all principal and accrued interest on their notes in an aggregate of 13,884,004 shares of our Series A Preferred Stock and 2,577,660 shares of each of Tranzyme Pharma's Class A Preferred Exchangeable Shares and our Series A-1 Voting Non-Equity Preferred Stock.

        In connection with the implementation of our credit facility with Silicon Valley Bank, or SVB, and Oxford Financing Corporation, or Oxford, on December 3, 2008, we issued warrants to purchase an aggregate of 200,000 shares of our Series A Preferred Stock at $1.00 per share to SVB and Oxford.

        In connection with our agreement with Norgine, on June 11, 2010, we issued an aggregate of 1,047,120 shares of our Series B Preferred Stock at $1.91 per share for an aggregate purchase price of approximately $2.0 million and Tranzyme Pharma issued 1,047,120 of its common shares for an aggregate purchase price of $100.0.

        In connection with the implementation of our credit facility with Compass Horizon Funding Company LLC, or Horizon, and Oxford on September 30, 2010, we issued warrants to each of Horizon and Oxford which are contingently exercisable for a class and series of shares as determined by future events as specified in the agreement for the credit facility.

        No underwriters were used in the foregoing transactions. The securities described above were issued and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and, in certain instances in reliance on Rule 506 of Regulation D, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options

        Since January 1, 2007, we have granted stock options to purchase an aggregate of 3,582,731 shares of our common stock, with 801,000 of such stock options having an exercise price of $0.35 per share, 2,292,031 of such stock options having an exercise price of $0.54 per share, 369,700 of such stock options having an exercise price of $0.85 per share and 120,000 of such stock options having an exercise price of $1.27 per share, to employees, directors and consultants pursuant to our 2003 Stock Plan. Since January 1, 2007, we have issued and sold an aggregate of 9,290 shares of our common stock upon exercise of stock options granted pursuant to our 2003 Stock Plan and the Tranzyme Pharma Plan for aggregate consideration of $ 6,560. The issuances of common stock upon exercise of the options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits.

        The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

        (b)   Financial Statement Schedule.

        The financial statement schedule can be found in the consolidated financial statements section of this registration statement under the heading "Schedule II—Valuation and Qualifying Accounts" and is incorporated herein by reference.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes that:

          (a)   The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 23rd day of December, 2010.

TRANZYME, INC.
By:	/s/ VIPIN K. GARG, PH.D. Vipin K. Garg, Ph.D. President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 23rd day of December, 2010.

Signature	Title	Date

/s/ VIPIN K. GARG, PH.D. Vipin K. Garg, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	December 23, 2010
/s/ RICHARD I. EISENSTADT Richard I. Eisenstadt	VP, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	December 23, 2010
* John H. Johnson	Chairman of the Board of Directors	December 23, 2010
* Jean-Paul Castaigne, M.D.	Director	December 23, 2010
* Donald F. Corcoran	Director	December 23, 2010
* Aaron Davidson	Director	December 23, 2010
* Brenda D. Gavin, D.V.M.	Director	December 23, 2010

Signature	Title	Date

* Alex Zisson	Director	December 23, 2010

*By:	/s/ RICHARD I. EISENSTADT Richard I. Eisenstadt Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.2	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1	*	Specimen Common Stock Certificate.
4.2	**	Fourth Amended and Restated Registration Rights Agreement dated as of May 12, 2005 by and among the Registrant and the investors listed therein, as amended.
4.3	**	Warrant to Purchase Stock dated December 3, 2008 issued by the Registrant to Oxford Finance Corporation.
4.4	**	Warrant to Purchase Stock dated December 3, 2008 issued by the Registrant to Silicon Valley Bank.
4.5	**	Warrant to Purchase Stock dated September 30, 2010 issued by the Registrant to Compass Horizon Funding Company LLC.
4.6	**	Warrant to Purchase Stock dated September 30, 2010 issued by the Registrant to Oxford Finance Corporation.
5.1	*	Opinion of Goodwin Procter LLP.
10.1	+**	License Agreement dated as of June 11, 2010 by and between the Registrant and Norgine B.V.
10.2	+**	Strategic Collaboration Agreement dated as of December 4, 2009 by and between the Registrant and Bristol-Myers Squibb Company.
10.3		Service Agreement dated May 10, 2005 by and between the Registrant and HQ Global Workplaces, Inc., as amended.
10.4	**	Lease dated September 7, 2006 between Université de Sherbrooke and Tranzyme Pharma, as amended.
10.5	**	Loan and Security Agreement dated September 30, 2010 by and among the Registrant, Tranzyme Pharma, Compass Horizon Funding Company LLC and Oxford Finance Corporation.
10.6	**	2001 Employee Stock Option Plan of the Registrant, together with forms of award agreement.
10.7	**	2001 Non-Employee Stock Option Plan of the Registrant, together with forms of award agreement.
10.8	**	Amended and Restated 2003 Stock Option Plan of the Registrant, as amended, together with forms of award agreement.
10.9	**	Amended and Restated 2004 Stock Option Plan of Tranzyme Pharma Inc., together with forms of award agreement.
10.10	*	2011 Equity Incentive Plan of the Registrant.
10.11	*	Form of Incentive Stock Option Agreement.
10.12	*	Form of Non-Qualified Stock Option Agreement.

Exhibit No.		Description
10.13	*	Amended and Restated Agreement of Employment dated February 20, 2007 by and between the Registrant and Vipin K. Garg, as amended.
10.14	**	Change in Control Agreement effective June 13, 2008 by and between the Registrant and Vipin K. Garg.
10.15	**	Change in Control Agreement effective June 13, 2008 by and between the Registrant and Richard I. Eisenstadt.
10.16	**	Change in Control Agreement effective June 13, 2008 by and between the Registrant and Gordana Kosutic.
10.17	**	Change in Control Agreement effective June 13, 2008 by and between the Registrant and Helmut Thomas.
10.18	*	Form of Indemnification Agreement
21.1	**	List of Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

*
To be filed by amendment.

+
Confidential Treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act. The omitted information has been filed separately with the Securities and Exchange Commission.

**
Previously filed.